



WILMINGTON TRUST

ANNUAL REPORT 2004

Year in Brief

Wilmington Trust is in the business of building long-term relationships with clients and creating long-term value for shareholders. While our capabilities – Regional Banking, Corporate Client Services, and Wealth Advisory Services – are diverse, our profitability is consistent. In 2004, we strengthened our client relationships, invested in our company's future, and continued to achieve sustainable earnings growth with low volatility.

FOR THE YEAR ENDED DECEMBER 31	2004	2003	INCREASE/ (DECREASE)
Operating Results (IN MILLIONS)			
Net interest income	$ 294.4	$ 277.1	6.2%
Provision for loan losses	(15.6)	(21.6)	(27.8)
Noninterest income	286.7	264.2	8.5
Noninterest expense	344.0	312.0	10.3
Net income	141.9	134.4	5.6
Per Share Data (IN DOLLARS)			
Net income per share – diluted	$ 2.09	$ 2.02	3.5%
Dividends paid	1.125	1.065	5.6
Average Balances (IN MILLIONS)			
Investment portfolio	$1,868.5	$1,742.4	7.2%
Loans	6,470.4	6,060.0	6.8
Reserve for loan losses	(90.3)	(86.7)	4.2
Earning assets	8,362.7	7,830.9	6.8
Core deposits	4,553.7	4,356.2	4.5
Stockholders' equity	850.5	769.6	10.5
Assets Under Management (IN BILLIONS)			
Wilmington Trust	$ 26.5	$ 24.4	8.6%
Cramer Rosenthal McGlynn	6.9	4.7	46.8
Roxbury Capital Management	3.1	3.2	(3.1)
Combined assets under management	36.5	32.3	13.0
Statistics and Ratios			
Return on average assets	1.56%	1.58%	(1.3)%
Return on average stockholders' equity	16.68%	17.46%	(4.5)%
Net interest margin (TAXABLE EQUIVALENT)	3.57%	3.60%	(0.8)%
Staff members (FULL-TIME EQUIVALENT)	2,428	2,307	5.2%
Weighted average shares outstanding (IN THOUSANDS, DILUTED)	67,755	66,536	1.8%

To Our Shareholders

The solid performance of our regional bank, exceptionally good credit quality, and rising market interest rates, combined with significant growth from our affiliate money managers, produced net income of $142 million for 2004. This amount was 6% higher than for 2003.

Earnings per share, on a diluted basis, were $2.09 for 2004, which was nearly 4% more than for 2003.

Loan balances, core deposits, net interest income, and noninterest income all reached record highs. Total assets increased 8% and topped $9 billion, a new benchmark for us.

Our fee-based businesses, Wealth Advisory Services (WAS) and Corporate Client Services (CCS), posted higher revenue from new and existing clients. WAS sales momentum continued to be strong, reaching a record $21.5 million, while CCS improved sales in a weak capital markets environment.

Throughout the year, we took a number of steps to position our company for continued growth in the future. Investments in people, technology, and for regulatory compliance caused our expenses to be 10% higher than for 2003.



Ted T. Cecala
Chairman and Chief Executive Officer
Wilmington Trust

Our 2004 results demonstrate the value of our diversified mix of businesses.

ROBUST REGIONAL BANKING RESULTS

Loan and core deposit balances rose steadily throughout 2004, and our Regional Banking business had an especially robust year. Loan balances were $6.47 billion, on average, and core deposit balances were $4.55 billion, on average.

We remained the leading full-service banking company in Delaware, and we continued to expand our commercial banking business in southeastern Pennsylvania and elsewhere in the Delaware Valley region. In September, we opened our second commercial lending office in the Baltimore, Maryland area.

Our Regional Banking results benefited from the stability of the Delaware Valley economy and the rising market interest rate environment. After three years of declines, market interest rates began to rise during the second half of 2004. The rate increases caused the disparity between our earning asset yields and our cost of funds to expand, and led to improvement in our net interest margin.

Our net interest margin for 2004 was 3.57%. This was three basis points lower than for 2003, but a welcome change from the 42-basis-point drop we reported at this time last year.

Our net charge-off ratio dropped to 24 basis points in 2004, the lowest level since 1994. There have been only four other times in the last 20 years when our net charge-off ratio was below 25 basis points.

The net charge-off ratio was not the only indicator of our high credit quality. The percentage of loans rated "pass" in our internal risk-rating analysis topped 96% for the first time in the 2004 second quarter, and stayed above 96% for the remainder of the year.

Total loans and core deposits
(ON AVERAGE, IN BILLIONS)



$7.00
5.25
3.50
1.75
0
$5.05
$5.24
$5.69
$6.06
$6.47
$3.77
$3.68
$3.98
$4.36
$4.55
2000
2001
2002
2003
2004
— Total loans
---- Core deposits

Our net charge-off ratio has been below 25 basis points only four other times in the last 20 years.

Advisory fees (IN MILLIONS)



$200
160
120
80
40
0
$104.5
$109.6
$126.9
$140.4
$155.6
$46.7
$54.9
$64.3
$67.3
$71.6
$21.3
$20.5
$16.3
$3.0
$12.5
2000
2001
2002
2003
2004
— Wealth Advisory Services revenue
---- Corporate Client Services revenue
-- Combined affiliate money manager income

The improvement in our net interest margin bolstered net interest income, which rose 9% to $279 million (after the provision for loan losses). This was considerably better than what we reported at this time last year, when loan balances rose 7%, but net interest income was less than 1% higher.

CONTINUED GROWTH IN ADVISORY REVENUE

Our noninterest income for 2004 totaled $287 million, a 9% increase. Revenue from our advisory businesses accounted for most of this growth, rising 14% to $240 million.

WAS revenue totaled $156 million for 2004, an 11% increase. Demand continued to grow for the open-architecture investment consulting in which we specialize, as clients increasingly prefer the objectivity that arises from our use of a combination of third-party and proprietary investment management expertise.

We expanded our presence in southern California and augmented our WAS services by acquiring Grant Tani Barash & Altman (GTBA), a firm based in Beverly Hills. GTBA provides business management and family office services to high-net-worth clients. This transaction, which we completed during the 2004 fourth quarter, added approximately $2 million to WAS revenue for the year.

In our CCS business, the rate of growth was higher for 2004 than for 2003, even though weakness in the capital markets industry caused revenue for that particular component of CCS to decline. In Europe, the market for services that support asset-backed securitizations continued to expand, and strong sales in the United Kingdom and on the Continent helped offset the capital markets decrease.

In October, we opened a CCS office in Dublin, Ireland, to capture more of the increasing opportunity in Europe. Ireland is considered one of Europe's most favorable jurisdictions for trust and entity management services, similar to how Delaware and Nevada are regarded in the United States.

Income from our affiliate money managers, Cramer Rosenthal McGlynn (CRM) and Roxbury Capital Management (RCM), was more than $12 million for 2004, four times as much as the 2003 amount. At value-style manager CRM, assets under management reached nearly $7 billion, the highest in that firm's history. At growth-style manager RCM, managed assets remained in the $3 billion range throughout 2004 and, thanks to stringent expense management, the firm returned to profitability after recording a loss for 2003.

EXPENSES AND EXPANSION

We take a long-term view in managing relationships with our clients – and in managing the direction of our company. We believe that adding capabilities, offices, and people are ways that will help us serve clients and build shareholder value.

Sometimes a long-term expansion decision has a short-term impact on net income. Since 2001, for example, we have completed three major acquisitions and entered new markets in the United States, Europe, and the Caribbean – all during a time in which market interest rates were at their lowest levels in four decades, and equity markets declined for three consecutive years. These economic factors pressured our earnings in the short-term, but did not prevent us from making long-term investments in our future.

In 2004, in addition to opening two new offices and completing the GTBA acquisition, we made staff and technology investments. We added staff in every department of our company and in all of the markets where we have a physical presence, and staffing costs accounted for half of the 10% increase in our expenses for the year.

The largest of the technology projects we completed during 2004 was the conversion of our in-house trust accounting system to a third-party provider. More than 200 of our staff members spent their Memorial Day weekend finalizing the transfer of more than 33,000 personal and corporate trust accounts that contain more than 1.2 million records.

THE COSTS OF REGULATORY COMPLIANCE

Most of the staff we hired in 2004 work directly with clients. We added others to help us manage risk and comply with increasingly rigorous and complex regulatory requirements, including those of the USA Patriot Act, the Bank Secrecy Act, and Section 404 of the Sarbanes-Oxley Act (SOX 404).

SOX 404 offers a measure of the adequacy and effectiveness of a company's internal control over its financial reporting. To comply with its provisions, we devoted more than 30,000 hours of staff time in 2004 – or the equivalent of one staff member working 40-hour weeks for more than 14 years – to documenting thousands of procedures, and then testing and evaluating hundreds of control processes. In addition, the costs of complying with SOX 404 added approximately $1.9 million to our independent audit and consulting expense.

I am pleased to report that, as of December 31, 2004, no material weaknesses in controls were found to exist at Wilmington Trust.

Income versus staff growth
(IN MILLIONS, EXCEPT STAFF AMOUNTS)



5,000
4,000
3,000
0
$600
480
360
0
$471.3
$486.9
$538.7
$541.3
$581.1
2,299
2,316
2,361
2,307
2,428
2000
2001
2002
2003
2004

— Net interest and noninterest income (before the provision for loan losses)
---- Staff members (full-time equivalent)

EPS and dividends (IN DOLLARS)



$3.00
2.50
2.00
1.50
1.00
0.50
0.00
$1.85
$1.90
$2.01
$2.02
$2.09
$0.885
$0.945
$1.005
$1.065
$1.125
2000
2001
2002
2003
2004

— Net income per share – diluted
---- Dividends paid

Fewer than 3% of the 11,400 dividend-paying companies that trade on U.S. exchanges have raised their dividends for 20 or more consecutive years. We have raised ours for 23.

ACKNOWLEDGEMENTS

I would like to acknowledge the contributions of three groups of people, beginning with our Board of Directors. The diligence with which these 13 people apply their advice and counsel on our behalf, especially in today's more complex corporate governance and regulatory environment, helps us maintain the highest standards of integrity and accountability.

Two of our Board members warrant special mention this year.

First is Edward B. du Pont, who retired in April 2004. When Edward first joined our Board in 1986, we were still largely a northern Delaware company with a small trust office in Stuart, Florida. As a member of the family that founded our company in 1903, Edward provided invaluable continuity as we expanded throughout the United States and into Europe and the Caribbean, and entered our second century of serving clients. We benefited greatly from his wisdom, and we deeply appreciate his contributions to our company.

Second is Gailen Krug, who joined our Board in December 2004. With more than 25 years of investment management experience, Gailen has a deep understanding of the investment and relationship management needs that are unique to high-net-worth individuals and families. She is chief investment officer and vice president of Waycrosse, Inc., a Minneapolis-based private investment company, and she has been a member of our New York Advisory Board since 2001. We welcome the perspective she adds to the vast expertise already represented on our Board.

The second group of people I would like to acknowledge is our staff. None of what we achieved in 2004 would have been possible without our staff members. Ours is a people business, and our staff members comprise our single most important competitive distinction. It is through their efforts each and every day, individually and as a team, that we are able to succeed.

Finally, I would like to thank our shareholders for their continued confidence in our ability to create shareholder value. One way we do that is through our cash dividend, which we increased in 2004 from $1.08 per share to $1.14 per share (on an annualized basis). This marked our 23rd consecutive year of cash dividend increases.

Our 2004 results demonstrated our ability to produce profitability and growth consistently, and with low volatility, while simultaneously investing in our future. In 2005 and beyond, we will continue to seek opportunities to forge and strengthen client relationships, and to add value for clients, shareholders, and staff members alike.



Ted T. Cecala
Chairman and Chief Executive Officer

About Our Financial Statements

Keeping investors informed about our company is vitally important to us. On the following pages, we offer financial information and analysis to help investors gain more insight into our operations and financial condition.

TABLE OF CONTENTS

Management's Discussion and Analysis of Financial Condition and Results of Operations

We seek long-term relationships with our clients and long-term growth for our company.

We aim to achieve sustainable earnings growth by producing consistent profitability with low volatility.

ABOUT OUR BUSINESS

We are in the business of building long-term relationships with clients and creating long-term value for shareholders.

For shareholders, we believe the best way to create value is to perform consistently.

For clients, we provide diversified financial services that help them grow and preserve their wealth. We have organized our company around our clients by providing our services through three business units:

- Regional Banking,
- Corporate Client Services, and
- Wealth Advisory Services.

While we manage these businesses separately, our principles of management are the same for each one. All three of our businesses share a common focus on relationships with clients, and a common emphasis on ascertaining and fulfilling the needs of our clients.

In the following pages, we offer a detailed description of our three businesses, and compare their 2004 results with those of years past. Our comments in this report represent our best estimates of the trends we know about, the trends we anticipate, and the trends we believe are relevant to future operations. Actual results, however, may differ from our estimates.

To help readers interpret our performance in the context of our mission and strategy, we offer this overview of the indicators we use to manage our company.

EVALUATING OUR PERFORMANCE

Our mission is to help our clients succeed. Our strategy is to deliver consistent results by:

- Investing in businesses that have the most potential for long-term growth or high operating profit margins;
- Being the market leader in each of our businesses; and
- Increasing profitability without compromising our overall risk profile.

We have never had an unprofitable year. We are able to produce profitability and growth consistently, and with low volatility, because we:

- Are not reliant on a single source of revenue;
- Manage risk conservatively; and
- Continually invest our capital for future growth.


SEC MAIL
PROCESSING
RECEIVED
MAR 2 1 2005
WASH, D.C.
202
SECTION

We consider the key measure of our performance to be the depth of the relationships we have with clients. Other, more quantifiable measures of our performance include:

- Net income and earnings per share;
- Loan and core deposit balances;
- Advisory business revenue;
- The net interest margin;
- Credit quality;
- Well-managed expenses;
- Our efficiency ratio; and
- Our capital resources.

Following is an overview of the key financial statements and other measurement tools we use.

THE MEASURES OF SUCCESS – Changes in net income and earnings per share, are important indicators of how well we are performing financially, but they are not the only factors we take into account. We also consider trends in our cash flow generation opposite the cost of capital, how well we are managing credit risk and other types of risk, and the profit margins of each of our businesses and our company overall.

THE BALANCE SHEET – The balance sheet, or statement of condition, is a snapshot of what we own (assets) and what we owe (liabilities). The balance sheet indicates trends in our Regional Banking business and our management of capital.

On our balance sheet, loan and core deposit balances, on average, offer the best measure of trends in our Regional Banking business.

As a banking company, our largest assets are our earning assets, which are our loan and investment portfolios. Our largest liabilities are our deposits. We refer to the deposits that our clients make as "core" deposits. Our other, non-core deposits include short-term borrowings and national certificates of deposit in amounts of $100,000 or more, which we purchase and use to fund growth in earning assets that exceeds the growth of our core deposits.

Using purchased funds to supplement core deposits helps minimize our capital investments and growth in operating expenses.

Changes in core deposit balances primarily reflect the actions of clients in the Delaware Valley region, where our banking activities are concentrated. Within core deposits, noninterest-bearing demand deposit balances include deposits from Corporate Client Services clients who use our cash management and paying agent services. It is not unusual for these clients to deposit funds with us for short periods of time, particularly over period-ends.

We report balance sheet items on a period-end basis and on an average-balance basis. We believe that the best way to measure trends in our Regional Banking business is to look at average, rather than period-end, balances, because the average balances reflect a 12-month span of time. Period-end balances reflect a single point in time, usually the last business day of the periods for which the data are given.

Having a diversified mix of revenue lets us produce consistent results across a range of economic cycles.

We strive for stability in our net interest margin.

Changes in noninterest income indicate trends in our advisory businesses.

Our single largest expenditure is for staff – the people who manage our relationships with clients.

In general, discussions in this report about the reasons for changes in average balances from period to period also explain changes in ending balances for the corresponding periods.

The balance sheet also details our portfolio of investment securities. We maintain a portfolio of investment-grade securities to provide liquidity, manage interest rate risk, and generate revenue. We purchase only securities with an investment grade of "A" or better, as rated by Standard & Poor's and/or Moody's Investor Service. We do not purchase securities for trading purposes.

THE INCOME STATEMENT – The income statement shows our two major sources of revenue:

- Net interest, or "spread," income; and
- Noninterest, or "fee," income.

It also shows the expenses we incur to operate our company. The difference between revenue and expenses (plus taxes) is our profit, which is reported as net income and earnings per share.

NET INTEREST INCOME – Net interest income is the difference between interest income and interest expense. Interest income is what we earn from assets like loans and investments. Interest expense reflects the costs we incur to fund those assets. It includes interest we pay for deposits and other debt. Approximately 91% of our net interest income is associated with the Regional Banking business.

THE NET INTEREST MARGIN – The net interest margin reflects the difference, or "spread," between the yield we earn on average balances of assets such as loans and investments, and the cost we pay on average balances of liabilities, such as deposits and other funds we use. To compute the net interest margin, we divide net interest income on a fully tax-equivalent basis by total earning assets, on average. Changes in the margin offer one measure of interest rate risk management.

NONINTEREST INCOME – Noninterest income reflects the fees we charge for services we provide. Some of these services, such as charges on deposit accounts and loan fees, are associated with the Regional Banking business. Most of our noninterest income is associated with our two advisory businesses: Corporate Client Services and Wealth Advisory Services.

Our income statement also reflects the revenue we receive, net of expenses, from our ownership positions in our two affiliate money managers, Cramer Rosenthal McGlynn and Roxbury Capital Management.

EXPENSES – We have two main categories of expenses: interest expense, as noted earlier, and operating, or noninterest, expense. Operating expenses are the costs we incur during the normal course of business.

ASSETS UNDER MANAGEMENT AND ADMINISTRATION – Assets under management are assets for which we make investment decisions on behalf of clients. Most of our assets under management are associated with our Wealth Advisory business. Changes in the amounts of assets we manage do not necessarily reflect the loss or gain of client relationships, nor do they necessarily parallel movements in the financial markets. Although investment management is a key consideration for wealthy clients, it is not the only consideration, and we work with clients in the broader context of holistic wealth management. Also, declines in managed asset levels may reflect trusts that terminate, or capital distributions that clients may take, during a given period.

Changes in fee revenue, rather than assets under management, are better indicators of trends in our advisory businesses.

Assets under administration are assets we hold in custody and/or for which we provide fiduciary services. These assets are associated mainly with our Corporate Client Services business. Changes in the level of assets under administration may or may not reflect business trends, since some of the fees we receive are based on asset valuations, while other fees are set according to the complexity and level of service we provide, regardless of the size of the asset.

CREDIT RISK AND CREDIT QUALITY – Credit risk is the risk associated with the potential inability of some borrowers to repay loans under the contractual terms of the loan. Measuring credit risk involves making subjective judgments that take into account the levels of net charge-offs and nonperforming assets. We believe the most relevant measure of credit quality is the net charge-off ratio, which expresses charged off loan amounts, net of loan recoveries, as a percentage of loans outstanding at period end.

We believe that the primary indicator of credit quality is the net charge-off ratio.

Economic and other external factors affect credit risk. Changes in these factors could impair the ability of borrowers to repay their loans, and could cause us to anticipate increases in nonperforming assets, credit losses, and the provision for loan losses. To mitigate the impact of these factors, we endeavor to maintain a loan portfolio that is diversified across commercial and consumer lines and industry sectors. Our focus on client relationships and our knowledge of the geographic area in which we lend also helps minimize our credit risk.

We base our lending, or underwriting, decisions on a set of rigorous criteria that are implemented and monitored by our Regional Banking chief credit officer. In addition, the performance, or quality, of loans in the portfolio is monitored and analyzed separately and independently by an asset review section that the chief financial officer supervises.

We monitor our entire loan portfolio continually to identify potential problem loans, and to avoid disproportionately high concentrations of loans to any one borrower or industry sector. On a regular basis, we analyze all loans that are past due or that otherwise may not be performing in line with our expectations.

The percentage of loans rated "pass" has been 92% or higher every year since 1998, and 95% or better every year since 2000.

Our objective is to prevent market interest rate changes from reducing our net interest income by 10% or more within any one-year period.

Our capital ratios have exceeded the well-capitalized minimums every year since the minimums were established in 1984.

One aspect of our monitoring process is our internal risk-rating analysis, which contains four categories whose definitions of problem and potential problem credits are consistent with the classifications used by regulatory agencies:

- Pass, which identifies loans with no potential problems at the date of review;
- Watchlist, which identifies loans on which clients may be unable to meet the contractual terms of the loan agreement;
- Substandard, which identifies loans for which there is some probability of loss; and
- Doubtful, which identifies loans for which there is a higher probability of loss.

We report the results of our internal risk rating analysis quarterly.

INTEREST RATE RISK – Interest rate risk is the risk to our earnings that arises from fluctuations, or volatility, in market interest rates. We manage interest rate risk to minimize the effects of fluctuations in market interest rates.

Changes in market interest rates, whether they are increases or decreases, and the pace at which the changes occur, impact our net interest income and, therefore, our financial performance. Factors that contribute to interest rate risk include the mix of fixed- and floating-rate loans and deposits on our balance sheet, the maturity characteristics of securities in our investment portfolio, and the level and direction of market interest rates.

CAPITAL AND LIQUIDITY – Capital is the amount on our balance sheet that represents ownership, or stockholders' equity, in our company. We manage capital to ensure that we can meet existing and impending regulatory requirements, provide for future growth, take advantage of opportunities in a dynamic marketplace, pay dividends, and otherwise enhance shareholder value.

We are required to maintain levels of capital that meet guidelines the Federal Reserve Board establishes and uses to determine whether banks are adequately or well capitalized. We continually review our on- and off-balance-sheet items, and use these guidelines to calculate our capital position.

The amounts of required capital are expressed as ratios. We have met or exceeded the well-capitalized minimums every year since 1984, when the minimums were established.

Liquidity is the term used to describe our ability to access funding, or convert assets into cash or cash equivalents quickly. We manage our liquidity to ensure that we have sufficient funding, or cash, to support our operating, investing, and lending activities. Our sources of liquidity, or funding, include deposit balances, cash flow and maturities from our loans and investments, funds we borrow (including short-term borrowings and national certificates of deposit in amounts of $100,000 or more), debt securities that we issue, credit facilities that are available to us, and our earnings.

We monitor our existing and projected liquidity requirements on an ongoing basis. We believe that our reputation and standing in the national markets give us the ability to obtain additional funding in a timely and cost-effective manner, should the need arise.

DIVIDENDS – One way we demonstrate our commitment to shareholder value is by paying cash dividends to investors who own our common stock. Our company paid its first cash dividend in 1908, five years after we were founded, and we have paid cash dividends every year since then. We have paid dividends quarterly every year since 1916, and we have increased our cash dividend every year since 1982.

Our dividend history reflects not just the consistency with which we pay dividends, but also the percentage of earnings that we return to stockholders in the form of dividends. Our dividend payout ratio, or the percentage of profits we return to stockholders, has been in the 50% range since 1998. This means that we have shared approximately half our earnings with stockholders throughout a period of considerable expansion and growth in our company.

The state of Delaware, in which we are incorporated, permits corporations to pay dividends only out of their capital surplus. Historically, the primary sources of funds that we use to pay dividends have been income that is dividended to Wilmington Trust Corporation by Wilmington Trust Company and another one of our subsidiaries, Rodney Square Management Corporation.

SUMMARY OF 2004 PERFORMANCE

The growth momentum in each of our businesses, our credit quality, and the market interest rate environment combined to make 2004 another strong year for our company.

- We increased net income and earnings per share, even though our expenses rose more than 10% as we invested for our future.
- The balance between net interest and noninterest income remained even.
- Our total assets topped $9 billion for the first time.
- Stockholders' equity, on average, was more than 10% higher than for 2003, and exceeded $900 million at year-end 2004.

Here is an overview of the key factors and trends that contributed to our 2004 results:

- Loan balances averaged $6.47 billion for 2004, nearly a 7% increase. This was due to the health of the economy in the Delaware Valley region, our leadership in the Delaware market, and our success at gaining more business in the southeastern Pennsylvania market.
- Opposite the continued growth in our loan balances, our strong credit quality demonstrated the effectiveness of our stringent underwriting criteria. At 24 basis points, our net charge-off ratio was among the lowest in our company's history. In our internal risk rating analysis, the percentage of loans rated "pass" surpassed 96% for the first time in recent memory.

In 2004, all of our businesses performed well, credit quality remained strong, and our net interest margin stabilized.

Net income (IN MILLIONS)



$160
140
120
100
0
$120.9
$125.2
$133.2
$134.4
$141.9
2000
2001
2002
2003
2004

Earnings per share (DILUTED)



$2.50
2.30
2.10
1.90
1.70
1.50
0.00
$1.85
$1.90
$2.01
$2.02
$2.09
2000
2001
2002
2003
2004

Return on average stockholders' equity

FOR THE YEAR ENDED DECEMBER 31	2004	2003	2002
Return on average stockholders' equity	16.68%	17.46%	18.51%

Return on average assets

FOR THE YEAR ENDED DECEMBER 31	2004	2003	2002
Return on average assets	1.56%	1.58%	1.74%

- At the end of June 2004, after leaving market interest rates unchanged for nearly 12 full months, the Federal Open Market Committee commenced a series of rate increases that totaled 125 basis points for the year. As rates began to rise, so did our net interest margin, which was 3.57% for 2004. Although this was a decline of 3 basis points for the year, it was a welcome change from 2003, when our margin fell 42 basis points.

- Revenue from our advisory businesses rose nearly 14% and totaled almost $240 million for 2004. We achieved this increase even though the growth of our Wealth Advisory business was muted by financial markets that remained below their 2003 levels for much of 2004, and the growth in our Corporate Client business was masked by weakness in the capital markets.

- The contribution from our two affiliate money managers quadrupled from the 2003 amount, as Cramer Rosenthal McGlynn reported record-high levels of managed assets and income, and Roxbury Capital Management returned to profitability.

- Expenses rose mainly because of the investments we made in staff and technology. We added staff in all of our markets so that we can build relationships with more clients. We converted our trust accounting system to a third-party provider, we installed a new desktop operating system company-wide, and we deployed a new personal online banking system – all steps that will help improve our efficiency and service to clients.

- We expanded our presence in southern California and enhanced our Wealth Advisory capabilities by acquiring Grant Tani Barash & Altman (GTBA), a Beverly Hills-based firm that provides high-net-worth clients with business management and family office services. This acquisition, which was completed during the fourth quarter, added approximately $2 million to our 2004 income and somewhat less than $2 million to our 2004 expenses.

- Also contributing to our expense growth were all aspects of regulatory compliance. Chief among these were the costs associated with complying with Section 404 of the Sarbanes-Oxley Act (SOX 404), which added approximately $1.9 million to our 2004 expenses. In addition, complying with the USA Patriot Act, the Bank Secrecy Act, anti-money-laundering rules, and other regulatory requirements added to our costs.

During the 2004 fourth quarter, we recorded a $1.6 million, pre-tax, non-cash charge for two Fannie Mae and Freddie Mac securities in our investment portfolio. Absent this non-cash charge, our earnings per share for the fourth quarter would have been approximately $0.01 higher.

Finally, in a reflection of our continued growth and financial strength, our Board of Directors raised our cash dividend to $1.14 per share, annualized. This was an increase of 5.5%, and it marked our 23rd consecutive year of dividend increases.

BALANCE SHEET OVERVIEW

Selected balance sheet indicators

AVERAGE BALANCES AT DECEMBER 31				% CHANGE	
(IN MILLIONS)	2004	2003	2002	'04 VS. '03	'03 VS. '02
Loans	$6,470.4	$6,060.0	$5,691.3	6.8%	6.5%
Investments	$1,868.5	$1,742.4	$1,295.4	7.2%	34.5%
Total earning assets	$8,362.7	$7,830.9	$7,014.9	6.8%	11.6%
Total assets	$9,124.0	$8,529.5	$7,661.0	7.0%	11.3%
Core deposits	$4,553.7	$4,356.2	$3,981.1	4.5%	9.4%
Total liabilities	$8,273.1	$7,759.8	$6,941.3	6.6%	11.8%
Stockholders' equity	$ 850.5	$ 769.6	$ 719.6	10.5%	6.9%

Total assets increased 7.0%, on average, and exceeded $9 billion for the first time.

Loan growth accounted for most of the balance sheet expansion in 2004. In 2003, loan growth and investment of the proceeds from our issue of $250 million of subordinated long-term debt accounted for most of the balance sheet expansion.

We discuss our investment portfolio below. We offer more detail on changes in: loan and core deposit balances in the "Regional Banking" section; other liabilities in the "Liquidity" section; and stockholders' equity in the "Capital position" section and in the Consolidated Statements of Changes in Stockholders' Equity.

Approximately ⅓ of our investment portfolio matures within a 12-month period.

INVESTMENT SECURITIES

Our investment portfolio was slightly smaller at the end of 2004 than at the end of 2003, which was a function of our funding and interest rate risk management strategies. During 2004, the investment portfolio generated approximately $1.46 billion of cash flow.

We recorded a $1.6 million pre-tax, non-cash charge near the end of the 2004 fourth quarter related to Fannie Mae and Freddie Mac perpetual preferred stock. Regulatory scrutiny of the accounting practices at these two institutions prompted us to review these investments, and we determined that their impairment was other than temporary, in accordance with generally accepted accounting principles. At the end of 2004, the market value of Fannie Mae and Freddie Mac perpetual preferred stock we retained in the portfolio was approximately $51 million.

In 2003, the size of the portfolio increased mainly because we purchased additional mortgage-related securities, including those purchased with the proceeds of the $250 million in long-term subordinated debt that we issued in April 2003.

Investment portfolio (IN MILLIONS, ON AVERAGE)


$2,000
1,600
1,200
800
400
0
$1,567.0
$1,341.9
$1,295.4
$1,742.4
$1,828.5
2000
2001
2002
2003
2004

Total investment portfolio

AT DECEMBER 31	2004	2003	2002
Average life (IN YEARS)	6.41	5.67	4.68
Duration	2.66	2.81	2.50

The changes in 2004 reflected the rising interest rate environment.

Mortgage-related instruments

AT DECEMBER 31	2004	2003	2002
Average life (IN YEARS)	3.96	4.50	4.10
Duration	3.72	4.50	1.21

The changes in 2004 reflected the rising interest rate environment.

Strong growth in net interest and noninterest revenue was offset by higher expenses and income taxes.

Diversified mix of revenue (IN MILLIONS)



$300
280
260
240
220
0
$233.2
$239.0
$254.5
$255.5
$278.8
$216.2
$228.8
$262.2
$264.2
$286.7
2000
2001
2002
2003
2004

— Net interest income (after the provision for loan losses)
---- Noninterest income

The market value of securities held to maturity was $3.3 million in 2004, $4.5 million in 2003, and $5.1 million in 2002.

Composition of investment portfolio

AT DECEMBER 31	2004	2003	2002
Mortgage-backed securities	34%	37%	18%
Collateralized mortgage obligations	17%	15%	19%
U.S. treasuries	8%	11%	24%
Corporate issues	16%	14%	15%
U.S. government agencies	17%	13%	11%
Money market preferred stocks	5%	6%	10%
Municipal bonds	1%	1%	2%
Other	2%	3%	1%

Between year-ends 2002 and 2003, the percentage of mortgage-related investments rose without causing declines in the balances of other types of securities because we increased the size of the portfolio.

INCOME STATEMENT OVERVIEW

Selected income statement indicators

FOR THE YEAR ENDED DECEMBER 31				% CHANGE	
(DOLLAR AMOUNTS IN MILLIONS)	2004	2003	2002	'04 VS. '03	'03 VS. '02
Net interest income	$294.4	$277.1	$276.5	6.2%	0.2%
Provision for loan losses	$ (15.6)	$ (21.6)	$ (22.0)	(27.8)%	(1.8)%
Net interest income after the provision for loan losses	$278.8	$255.5	$254.5	9.1%	0.4%
Advisory fees (before amortization)	$239.7	$210.7	$207.5	13.8%	1.5%
Service charges on deposit accounts	$ 31.4	$ 32.3	$ 29.9	(2.8)%	8.0%
Other noninterest income	$ 18.6	$ 22.2	$ 24.1	(16.2)%	(7.9)%
Securities gains (losses)	$ (0.5)	$ 0.7	$ 2.0	–%	(65.0)%
Total noninterest income	$286.7	$264.2	$262.2	8.5%	0.8%
Net interest and noninterest income	$565.5	$519.7	$516.7	8.8%	0.6%
Noninterest expenses	$344.0	$312.0	$309.9	10.3%	0.7%
Income taxes	$ 78.7	$ 72.2	$ 73.0	9.0%	(1.1)%
Net income	$141.9	$134.4	$133.2	5.6%	0.9%

In 2004, the growth that each of our businesses recorded caused both of our sources of revenue, net interest and noninterest revenue, to increase. At the same time, our expenses rose because of the ongoing investments we made in markets and people, and because the higher levels of revenue caused our income taxes to rise.

The balance between our two sources of revenue remained even in 2004. The diversification of our revenue between these two sources is an important element in our ability to deliver consistent financial results, because it helps mitigate the impact of unfavorable economic conditions.

In 1994, noninterest income comprised only 39% of our total net interest and noninterest income (after the provision for loan loses). By 1999, that percentage had grown to 46% and in 2004, it reached 51%.

Net interest income

In 2002 and 2003, our loan balances and earning assets reached record highs, but the number of declines in market interest rates, and the pace at which they fell, precluded a corresponding increase in net interest income. This trend reversed during the second half of 2004, as interest rates began to move upward.

Opposite loan growth for 2004 of 6.8%, on average, the increase in our net interest income was 6.2% before the provision for loan losses, and 9.1% after the provision. In comparison, for 2003, loan balances on average, rose 6.5% and our investment portfolio balances rose 34.5%, but the increase in net interest income was less than 1%, both before and after the provision.

The rising interest rate environment helped our net interest margin improve, which contributed to the increase in our net interest income.

Noninterest income

Noninterest income rose 8.5% in 2004 and reached $286.7 million, due primarily to the growth in revenue from Wealth Advisory Services, Corporate Client Services, and our affiliate money managers.

Opposite this growth, we recorded declines in service charges on deposit accounts and in other noninterest revenue, due largely to lower volumes of loan fees, late charges, and card fees.

In addition, we recorded $500,000 in securities losses for 2004. This was the net impact of our 2004 securities gains against the $1.6 million pre-tax, noncash charge we took on Fannie Mae and Freddie Mac securities in our investment portfolio, which we discuss in more detail in the "Investment securities" section that begins on page 13 of this report.

Net interest income (IN MILLIONS, FULLY TAX-EQUIVALENT)


$325
300
275
250
225
0
$262.4
$265.5
$281.6
$281.9
$298.9
2000
2001
2002
2003
2004

Total earning assets (IN BILLIONS, ON AVERAGE)


$10
8
6
4
2
0
$6.65
$6.61
$7.01
$7.83
$8.36
2000
2001
2002
2003
2004

Net interest margin

FOR THE YEAR ENDED DECEMBER 31	2004	2003	2002
Net interest margin	3.57%	3.60%	4.02%

Investments we made in staff, technology, and new markets caused expenses to rise in 2004.

Total noninterest expenses (IN MILLIONS)



$400
300
200
100
0
$264.7
$276.9
$309.9
$312.0
$344.0
2000
2001
2002
2003
2004

Noninterest expenses

Expense growth in 2004 reflected the investments we made throughout the year to ensure our continued ability to serve clients and grow our company. We added staff, opened new offices, refurbished others, improved our technology platform, and completed the GTBA acquisition.

Approximately one-half of our 2004 expense growth was for costs associated with staffing our company. Ours is a people business, and staffing-related costs comprise our single largest annual expenditure.

Staffing expenses

FOR THE YEAR ENDED DECEMBER 31 (DOLLAR AMOUNTS IN MILLIONS)	2004	2003	2002	% CHANGE '04 VS. '03	% CHANGE '03 VS. '02
Salaries and wages	$134.7	$124.1	$119.5	8.5%	3.9%
Incentives and bonuses	29.3	26.8	30.3	9.3	(11.7)
Health insurance	18.7	18.1	15.0	3.3	20.7
Pension	8.1	5.3	4.0	52.2	34.0
Other benefits	13.9	12.2	13.7	13.9	(10.9)
Total staffing-related expenses	$204.7	$186.5	$182.5	9.8%	2.2%
Headcount (FULL-TIME EQUIVALENT)	2,428	2,307	2,361	5.2%	(2.3)%

During 2004, we added staff in every department of our company, and in all of the markets where we have a physical presence. In our Regional Banking business, we added lenders and service specialists. We added Wealth Advisory client advisors and investment advisors, and we added sales staff in our Corporate Client business. We also added staff throughout the company to help fulfill increasingly complex regulatory requirements, particularly the Sarbanes-Oxley Act.

The GTBA acquisition added 42 staff members and accounted for 35% of the increase in our full-time equivalent head count.

We completed several major technology projects in 2004. We converted our trust accounting system to a third-party provider; we installed a new desktop operating system company-wide; and we introduced a new personal online banking system. These activities added to our originating and processing costs; our depreciation costs, which added to furniture, equipment, and supplies expense; and our training costs.

The increase in our furniture, equipment, and supplies expense reflected expansion of our New York office and the two new offices we opened in 2004 in Bel Air, Maryland, and Dublin, Ireland.

Other expenses

FOR THE YEAR ENDED DECEMBER 31 (IN MILLIONS)	2004	2003	2002	% CHANGE '04 VS. '03	% CHANGE '03 VS. '02
Furniture, equipment, and supplies	$32.1	$28.2	$31.9	13.8%	(11.6)%
Servicing and consulting	$21.1	$16.3	$13.5	29.4%	20.7%
Originating and processing	$ 9.0	$ 7.8	$ 7.3	15.4%	6.8%
Legal and audit	$ 6.5	$ 5.4	$ 6.1	20.4%	(11.5)%
Insurance	$ 4.2	$ 2.4	$ 2.2	75.0%	9.1%

Two developments accounted for most of the growth in servicing and consulting expense. One was the high demand for our open architecture investment consulting services, which caused our payments to third-party investment advisors to rise. The other was the additional consulting expense we incurred in complying with SOX 404. These compliance activities also contributed to the increase in legal and audit costs.

The year 2004 was the first year for which SOX 404 compliance was mandated. This Act requires us to assess the effectiveness of our internal controls over financial reporting, and to obtain an opinion from our independent auditors regarding our assessment and the effectiveness of our controls. As of December 31, 2004, no material weaknesses in our controls were identified, either by us or by our independent registered public accounting firm.

Our assessment involved an extensive review, during which we:

- Produced written descriptions of all of our financial accounts (including more than 8,000 accounts in our general ledger) and disclosures;
- Prepared flowcharts for significant processes and the primary controls we use to prepare and ensure the accuracy of our financial accounts and disclosures;
- Tested more than 500 controls to evaluate their effectiveness; and
- Identified, evaluated, and remediated deficiencies.

To fulfill the SOX 404 requirements and meet the compliance deadline, we created and filled a SOX 404 manager position, devoted more than 30,000 hours of staff time to the project, and spent approximately $1.9 million for independent audit and consulting services in 2004. We expect our future costs of complying with SOX 404 to be lower.

Income taxes comprise our third largest annual expenditure, after staffing-related costs and interest expense. The table details our income tax expense.

Income tax expense

FOR THE YEAR ENDED DECEMBER 31 (IN MILLIONS)	2004	2003	2002	% CHANGE '04 VS. '03	% CHANGE '03 VS. '02
Federal income tax	$72.3	$67.4	$66.9	7.1%	0.7%
State income tax	6.0	4.6	6.0	32.6	(23.3)
Foreign income tax	0.4	0.2	0.1	100.0	100.0
Total income tax	$78.7	$72.2	$73.0	9.0%	(1.1)%
Effective tax rate	35.7%	34.8%	35.3%	2.6%	(1.4)%

Income tax expense rose in 2004 because we generated more revenue outside Delaware, especially from our non-Delaware Wealth Advisory offices, which resulted in higher state income taxes. In addition, Roxbury Capital Management's return to profitability added revenue and contributed to the increase in taxes.

REGIONAL BANKING

Overview of Regional Banking business

We serve commercial banking clients throughout the Delaware Valley region. We focus our consumer banking services on clients in the state of Delaware.

Delaware Valley Region


Princeton
Philadelphia
Salisbury
Ocean City

In our Regional Banking business, we help commercial and consumer clients manage their financial affairs and plan for the future.

We offer commercial banking services throughout the Delaware Valley region, which we define as the area from Princeton, New Jersey to Baltimore, Maryland. This area is geographically contiguous to Delaware and generally within a two-hour drive from our headquarters. This geographic proximity helps us manage credit risk, because it enables us to build relationships with clients who live and conduct business in areas we know well.

We prefer to work with clients with whom we can build wealth advisory relationships as well as fulfill their lending, cash management, and other business banking needs. Generally speaking, our commercial banking clients are owners of family or closely held businesses with annual sales of up to $250 million (also known as middle-market businesses).

Our consumer, or retail, banking clients are primarily Delawareans who value our relationship focus. Wilmington Trust is the largest full-service financial institution headquartered in Delaware, and we are one of only two remaining independent banking companies with a statewide presence. Through our network of branches and automated teller machines (ATMs), online personal banking services, and telephone banking system, we offer convenient access to a full range of lending, deposit, and other financial services that help individuals and families manage their finances. Most of our core deposits are generated in Delaware.

We have more branch offices in Delaware than any other bank, and we hold a leading market position. According to regulatory reports filed with the Federal Deposit Insurance Corporation (FDIC), our commercial loan, consumer loan, and deposit balances are higher than those of any other full-service banking company in Delaware.

Outside Delaware, our commercial banking presence is growing throughout southeastern Pennsylvania, predominantly in the five-county Philadelphia metropolitan area, where the number of middle-market businesses is six times greater than in Delaware. We serve the entire southeastern Pennsylvania market from four sales offices instead of traditional branch offices, with teams of commercial bankers and wealth advisors. We are following this model as we expand into Maryland.

Economic stability and diversity

The financial performance of our Regional Banking business is related in large part to economic conditions in the Delaware Valley region, where the economy is well diversified among the pharmaceutical, life sciences, financial services, health care, manufacturing, refining, energy, education, construction, retail, agricultural, and tourism sectors. This diversity provides a measure of counter-cyclicality across a range of economic cycles.

In Delaware, the unemployment rate at the end of 2004 was 4.1%, well below the national rate of 5.4%. In its winter 2004 state profile, the FDIC reported that Delaware ranked 15th out of 50 states in employment growth, and projected that Delaware's economy would perform well in 2005, with gains in construction and service sector jobs. According to the U.S. Census Bureau, Delaware is the seventh fastest-growing state, and the fifth most popular state for attracting residents aged 65 or older. *Kiplinger's* lists Delaware among the top retirement destinations in the United States, citing its favorable tax environment and affordable housing relative to other mid-Atlantic states. Much of the population growth is occurring in the southern part of the state, where the beach communities are attracting more year-round residents.

In its January 2005 business outlook survey, the Federal Reserve Bank of Philadelphia signaled continued growth for the Delaware Valley, but at a more moderate pace than in 2004. The manufacturing sector continued to expand in southeastern Pennsylvania, and employment indicators rose. The unemployment rate for the Philadelphia metropolitan statistical area, which comprises 11 counties in southeastern Pennsylvania, central New Jersey, and northern Delaware, was 5.3% at September 30, 2004 (at press time, the most recent data available), slightly under the national rate of 5.4% at that date.

Economic indicators for the Delaware Valley region remained positive.

Regional Banking performance

Key Regional Banking indicators

				% CHANGE	
FOR THE YEAR ENDED DECEMBER 31	2004	2003	2002	'04 VS. '03	'03 VS. '02
Total loans, on average (IN BILLIONS)	$ 6.47	$ 6.06	$ 5.69	6.8%	6.5%
Core deposits, on average (IN BILLIONS)	$ 4.55	$ 4.36	$ 3.98	4.4%	9.5%
Provision for loan losses (IN MILLIONS)	$15.60	$21.60	$22.00	(27.7)%	(0.2)%
Net charge-off ratio (IN BASIS POINTS)	24 bps	27 bps	31 bps	(3) bps	(4) bps

Throughout 2004, we continued to attract new clients and provide more services to existing clients throughout the Delaware Valley region, where the economy remained healthy and broadly diversified. By all measures, our Regional Banking business had a good year: Loan and core deposit balances rose, credit quality remained solid, and our net charge-off ratio was among the lowest in the company's history.

The 2004 fourth quarter marked the 15th consecutive quarter of growth in our loan balances.

Loan growth in the southeastern Pennsylvania market

FOR THE YEAR ENDED DECEMBER 31 (IN BILLIONS)	2004	2003	2002
Pennsylvania market loan balances, on average	$1.41	$1.24	$1.00

Regional banking profitability

FOR THE YEAR ENDED DECEMBER 31 (DOLLAR AMOUNTS IN MILLIONS)	2004	2003	2002
Net interest income	$ 267.3	$ 247.2	$ 246.6
Provision for loan losses	(15.5)	(20.7)	(21.1)
Noninterest income	49.5	55.5	57.6
Noninterest expense	(141.5)	(138.2)	(150.4)
Income before taxes and minority interest	159.8	143.8	132.7
Taxes and minority interest	(55.7)	(49.8)	(46.4)
Net income	$ 104.1	$ 94.0	$ 86.3
Profit margin	32.9%	31.1%	28.4%

Noninterest income reflects direct revenue as well as allocated revenue, including service charges, to and from other business segments.

Commercial loan balances, on average, rose 10.6% and accounted for most of the growth in total loans.

We saw growth in all of the markets we serve. We continued to be the leading banking company in Delaware, and we continued to gain market share in southeastern Pennsylvania, where balances, on average, were 13.7% higher than for 2003.

We took a number of steps in 2004 to expand our Regional Banking business. We increased the number of commercial lenders in Pennsylvania, where we expanded our offices in Doylestown and West Chester. We also added commercial lenders in Maryland, where we opened a second office. Located in Bel Air, Maryland, this new sales office sits in the center of the rapidly growing corridor along I-95 between the Delaware border and Baltimore. In Delaware, we increased the size of our personal banking staff; completely refurbished our Branmar branch, one of our busiest; and finalized plans to open three more branch offices in 2005.

We continued to leverage technology to reduce costs to the fullest extent possible, and remained the only bank in Delaware with ATMs that can cash checks to the penny. Near the end of 2004, we introduced a completely new online personal banking system with check image retrieval, recurring transfers and payments, and other new capabilities, and we instituted free online bill-paying services for retail banking clients.

At December 31, 2004, we had approximately $3.1 billion in loan commitments outstanding that had not been drawn. The amounts at December 31, 2003 and 2002, were $3.0 billion and $2.8 billion, respectively.

Commercial banking

Commercial loan balances

FOR THE YEAR ENDED DECEMBER 31 (AVERAGE BALANCES, IN MILLIONS)	2004	2003	2002	% CHANGE '04 VS. '03	% CHANGE '03 VS. '02
Commercial, financial, and agricultural	$2,374.4	$2,209.3	$2,005.5	7.5%	10.2%
Real estate – construction	731.8	612.4	448.0	19.5	36.7
Commercial mortgage	1,168.6	1,044.1	998.5	11.9	4.6
Total commercial loans	$4,274.8	$3,865.8	$3,452.0	10.6%	12.0%

We increased our commercial lending throughout the Delaware Valley with clients in a variety of industry sectors. Demand from contractors and suppliers of building materials reflected burgeoning development in the region, especially in southern Delaware and in areas in Pennsylvania that are adjacent to Delaware. Zoning restrictions in the northern part of Delaware have limited development and prompted developers to expand into southeastern Pennsylvania.

An upturn in the region's manufacturing sector, plus the rising cost of steel and other metals, led to higher construction-related and light manufacturing borrowings. We also saw increased demand from auto dealers for funding to support higher sales and inventory.

Real estate-related loan balances (commercial real estate construction and commercial mortgage loans), on average, were 14.7% higher than for 2003, and accounted for 60% of the total commercial loan growth in 2004. Borrowings included construction as well as permanent financing, and spanned a range of single-family, multi-family, and age-restricted residential projects, as well as retail, agricultural, and hotel projects.

Retail banking

Consumer lending added nearly $100 million to our total retail loan balances, on average.

Retail loan balances

FOR THE YEAR ENDED DECEMBER 31 (AVERAGE BALANCES, IN MILLIONS)	2004	2003	2002	% CHANGE '04 VS. '03	% CHANGE '03 VS. '02
Consumer loans	$1,134.1	$1,037.9	$1,008.5	9.3%	2.9%
Residential mortgage loans	453.8	585.2	777.1	(22.4)	(24.7)
Loans secured with liquid collateral	607.7	571.1	453.7	6.4	25.9
Total retail loans	$2,195.6	$2,194.2	$2,239.3	0.1%	(2.0)%

We took a number of proactive steps during 2004 to deepen our relationships with retail banking clients and meet more of their needs. As a result, retail loan balances increased on the whole, opposite a 22.4% decline in residential mortgage balances.

Indirect auto loan originations were 14% higher for 2004 than they were for 2003.

Strong growth in consumer lending accounted for most of the increase in total retail loan balances. We saw particularly good growth in home equity loans and lines of credit; in indirect auto lending (loans made to clients through auto dealers); and in small business lending. In addition, we launched a points-based rewards program for clients who use our debit and credit cards, placing us among the first banks based in the mid-Atlantic region to offer this kind of rewards program.

Consumer loan balances

FOR THE YEAR ENDED DECEMBER 31 (AVERAGE BALANCES, IN MILLIONS)	2004	2003	2002	% CHANGE '04 VS. '03	% CHANGE '03 VS. '02
Home equity	$ 269.4	$ 224.1	$ 175.3	20.2%	27.8%
Indirect	556.2	474.3	417.8	17.3	13.5
Credit card	69.1	68.6	68.9	0.7	(0.4)
Other consumer	239.4	270.9	346.5	(11.6)	(21.8)
Total consumer loans	$1,134.1	$1,037.9	$1,008.5	9.3%	2.9%

One contributor to the increase in home equity and credit card balances was a new initiative we undertook in 2004 to strengthen our relationships with residential mortgage clients. Upon completion of the mortgage transaction, we offer clients a suite of services with preferential rates for loans and deposits, among other features.

Residential mortgage loans

Our residential mortgage balances declined because our origination volume was lower, clients continued to prepay their loans, and we continued to sell the majority of our new fixed-rate residential mortgage production into the secondary market, which we have been doing since 1986. Selling the fixed-rate mortgages helps us minimize the interest rate risk associated with instruments that, for the most part, have maturities of 30 years.

Activity in the residential mortgage industry was very different in 2004 than in 2003, when the lowest market interest rates since 1958 caused a surge in mortgage originations, refinancings, and prepayments. As interest rates stabilized, and then began to rise in the second half of 2004, the volume of residential mortgage activity slowed. Our residential mortgage originations fell nearly 50% from their 2003 levels, while Fannie Mae reported an industry-wide decline of 55% for 2004.

Loans secured with liquid collateral

The loans on our balance sheet that we record as loans secured with liquid collateral are associated mainly with Wealth Advisory clients. The changes in these balances reflected demand among Wealth Advisory clients for custom lending services.

CORE DEPOSITS

At year-end 2004, our core deposit balances totaled $4,987.6 million, which was $433.9 million more than our core deposit balances, on average, for the year. Nearly half the variance between the period-end and average balances was in noninterest-bearing demand deposits, and largely reflected deposits from Corporate Client Services clients. It is not unusual for corporate clients who use our cash management and paying agent services to deposit funds with us for short periods of time, particularly at the end of financial reporting periods.

Core deposit trends

FOR THE YEAR ENDED DECEMBER 31				% CHANGE	
(AVERAGE BALANCES, IN MILLIONS)	2004	2003	2002	'04 VS. '03	'03 VS. '02
Noninterest-bearing demand	$ 927.5	$ 833.3	$ 831.3	11.3%	0.2%
Savings	369.1	366.0	353.9	0.8	3.4
Interest-bearing demand	2,311.1	2,183.9	1,735.2	5.8	25.9
CDs under $100,000	768.3	834.4	891.2	(7.9)	(6.4)
Local CDs $100,000 and more	177.7	138.6	169.5	28.2	(18.2)
Total core deposits	$4,553.7	$4,356.2	$3,981.1	4.5%	9.4%
Percentage of total from Delaware	95%	96%	96%		

Approximately 95% of our core deposits, on average, for 2004 were associated with clients in Delaware. These deposits included individual, family, business, government, and other institutional accounts. The 2004 increase in balances, on average, for local CDs in amounts of $100,000 or more reflected deposits made by commercial banking clients.

CORPORATE CLIENT SERVICES

Overview of Corporate Client Services

Our Corporate Client Services business (CCS) provides trust and administrative services for national and multinational institutions, most of which are on *Fortune* magazine's list of top 1,000 companies. International in scope, CCS provides capital markets services, entity management services, and retirement services to meet client needs.

Our capital markets and entity management services help clients benefit from the legal and tax structures offered in the United States and other countries or jurisdictions. We offer these services in the states of Delaware and Nevada, and in the Cayman Islands, the United Kingdom (including the Channel Islands), Ireland, and Italy.

Our capital markets services establish and administer trusts that support specialized financing structures. These structures typically hold securities in which the underlying assets are mortgages, credit card receivables, or auto loans; issues of trust-preferred securities; and leases of such capital equipment as aircraft, marine vessels, and train and subway cars.

We also offer services such as support structures for companies that are entering or exiting bankruptcy, or undergoing reorganization. Because we have no securities underwriting or lending conflicts of interest, we remain among a dwindling number of conflict-free trustees for companies in bankruptcy or reorganization.

Our entity management services provide administrative services for legal entities in jurisdictions that offer favorable legal and tax environments. These services help clients establish and maintain "nexus," or legal standing. We provide independent directors for entities, make meeting arrangements, process mail, pay bills, keep records, prepare statutory and tax filings, and perform other services. With our ability to provide services in multiple international jurisdictions, we are attracting multinational clients who want to establish trusts and legal entities in more than one location, but who want to use a single company that can provide all the services they need.

We market our capital markets and entity management services to investment bankers, corporate tax attorneys, corporate financial officers, and other corporate advisors. Our ability to deliver complex services quickly and accurately, and our experience in the most favorable jurisdictions in the world, especially Delaware, give us a competitive advantage.

A leading jurisdiction, Delaware offers not just a favorable legal and tax climate, but also a court system somewhat unique in the United States: the 200-year-old Chancery Court. This court oversees all corporate and fiduciary matters. Judges called chancellors, not juries, render its decisions, decisions that are supported by more than 200 years of case law. While other

Using the legal and tax advantages offered in the world's most favorable jurisdictions, we help multinational clients preserve assets and minimize expenses.

Total Corporate Client revenue (IN MILLIONS)



$100
80
60
40
20
0
$46.7
$54.9
$64.3
$67.3
$71.6
2000
2001
2002
2003
2004

Corporate Client business expansion in Europe and continued growth in retirement services helped mitigate the impact of weakness in the capital markets.

states have mirrored portions of Delaware's corporate and tax laws in recent years, no other state offers all of Delaware's provisions.

Clients who choose our retirement services do so because of our trust expertise, not our jurisdictional capabilities. In the retirement services component of our CCS business, we provide trust and related services that help companies fulfill the U.S. Employee Retirement Income Security Act (ERISA) mandate that retirement plan assets be held in a trust.

We specialize in working with sponsors of "unbundled" retirement plans, which means that the plan sponsors employ separate "best in class" specialists to provide the record keeping, asset management, and trustee functions that every retirement plan requires. To market our retirement services, we work with many of the industry's leading record keepers, asset managers, and third-party administrators.

On our income statement, we record revenue separately for CCS capital markets, entity management, and retirement services. We also record revenue separately for CCS cash management fees, which we receive from CCS clients who deposit funds with us.

Revenue from capital markets and entity management services reflects fees that are priced according to the complexity of the service we provide. Retirement services revenue is based on the market value of retirement plan assets we hold in custody. Cash management fees are tied to asset values. Most CCS services are performed under multiyear contracts.

Corporate Client Services performance

CCS revenue for 2004 rose 6.4% to $71.6 million due to growth in entity management and retirement services. We continued to expand our business in Europe, and we opened a new office in Dublin, Ireland, in October. We also strengthened our relationships with U.S. clients. Offsetting these positive developments, however, were the lack of growth in our capital markets services and a slower pace of growth of our entity management services.

In 2004, slower revenue growth and higher expense growth, most of which was staff-related, affected CCS profitability. In addition to hiring more sales staff, we added staff to help us fulfill the increasing amount of administrative work required by SOX 404, the USA Patriot Act, and other compliance and regulatory requirements, some of which are associated with the increasing amount of business we are generating outside the United States.

CCS capital markets services

Capital markets services revenue was slightly less for 2004 than for 2003 because of overall weakness in capital markets activity and changing dynamics in various parts of the structured finance industry.

Historically, certain elements of our capital markets revenue have been counter-cyclical. In a down economy, for example, demand typically slows for some structured finance transactions, while demand typically accelerates for services that support companies in financial distress. In 2004, the economy strengthened to a point where the number of financially distressed companies waned, but the corresponding resurgence we expected to see in the structured finance industry did not occur.

The market for services that support trust and administrative services for capital equipment leasing transactions stagnated in 2004 while Congress pondered making changes to corporate tax laws. Uncertainty about what Congress might do caused clients to delay or cancel projects during this time. In October, Congress eliminated the favorable tax treatments for cross-border leasing transactions, but left tax treatments for other kinds of leasing transactions intact. While this move resolved the uncertainty, it occurred too late in the year to prompt the capital markets industry to return to its historic levels of activity. Our sales of leasing-related services were $0.5 million lower for 2004 than for 2003.

Opposite the decline in leasing-related sales, our sales of services that support asset-backed securitizations were 18.9% higher for 2004 than for 2003. Most of this sales growth occurred in Europe, where the market for this type of transaction is expanding more rapidly than it is in the United States. In Europe, the use of asset-backed securitizations was minimal until the European Union instituted a common currency. In the United States, the life cycle of this type of structure is much more mature and, in recent years, demand has slowed.

Although sales associated with asset-backed securitizations increased in 2004, recurring revenue from transactions with multiyear contracts declined, because more contracts are maturing in a shorter span of time than in the past, and ceasing to generate revenue. Before the downward turn in market interest rates that began three years ago, the duration of most contracts associated with asset-backed securitizations was five to 10 years. Since then, we have seen the duration of these contracts decrease to between two and five years.

Changes in the market for services that support trust-preferred securities also contributed to the shortfall in capital markets revenue. There were fewer trust-preferred transactions in 2004 than in 2003, and pricing pressures escalated.

Corporate Client Services profitability

FOR THE YEAR ENDED DECEMBER 31 (DOLLAR AMOUNTS IN MILLIONS)	2004	2003	2002
Net interest income	$ 10.1	$ 11.0	$ 10.8
Provision for loan losses	–	–	–
Noninterest income	80.8	76.5	73.3
Noninterest expense	(66.8)	(57.4)	(53.8)
Income before taxes and minority interest	24.1	30.1	30.3
Taxes and minority interest	(9.1)	(10.6)	(10.5)
Net income	$ 15.0	$ 19.5	$ 19.8
Profit margin	16.5%	22.3%	23.5%

Noninterest income reflects direct revenue as well as allocated revenue, including service charges, to and from other business segments.

Capital markets revenue (IN MILLIONS)


$40
35
30
25
20
0
$26.2
$29.4
$32.2
$31.4
$31.1
2000
2001
2002
2003
2004

Entity management revenue (IN MILLIONS)


$25
20
15
10
5
0
$10.6
$12.4
$17.3
$20.9
$22.6
2000
2001
2002
2003
2004

Retirement services revenue (IN MILLIONS)


$14
12
10
8
6
0
$9.9
$8.6
$9.0
$9.8
$11.8
2000
2001
2002
2003
2004

CCS entity management services

Revenue from entity management services grew 8.1% in 2004 due to increased demand for our services in non-U.S. jurisdictions, especially in Europe and the Cayman Islands. Sales of entity management services in Europe were 24.7% higher for 2004 than for 2003.

In the United States, pressure from states in which the tax treatments and legal protections are not as favorable as those in Delaware or Nevada created some uncertainty that reduced client demand and slowed the pace of growth in entity management revenue. To offset this slowdown, we expanded our relationships with entity management clients by providing additional administrative services. Sales of these capabilities, which comprised only 3.0% of total entity management sales for 2003, more than quadrupled in 2004 and accounted for 14.1% of total sales for the year.

CCS retirement services

The double-digit growth in retirement services revenue reflected the growing preference among retirement plan sponsors for "unbundled" services, and the growing number of defined contribution retirement plans. Our sales of these services that support defined contribution plans were 18.0% higher for 2004 than for 2003.

According to the Society of Professional Administrators and Recordkeepers (SPARK), the percentage of retirement assets held in defined contribution plans rose 10% between 1995 and 2002, making these types of plans the fastest-growing segment in the industry.

WEALTH ADVISORY SERVICES

Overview of Wealth Advisory Services

Our Wealth Advisory business (WAS) is the cornerstone of our company. In 1903, members of the du Pont family founded Wilmington Trust to help manage their wealth, and they established the relationship-based culture that has enabled us to flourish over the past 101 years. We specialize in serving clients over long periods of time. Some of our client relationships span five generations.

Today Wilmington Trust Company is the 15th largest personal trust provider in the United States. We have WAS clients in all 50 states and some 30 other countries. For many years, we served these clients from our headquarters in Delaware and from our offices on Florida's Treasure Coast. In 1998, we began to expand our physical presence in markets where we already had clients, and now we have WAS offices in California, Delaware, Florida, Georgia, Maryland, New York, and Pennsylvania.

To meet the complex needs of our clients, we craft plans that help them manage assets, minimize taxes, plan their estates, transfer wealth to future generations, provide for leadership succession in their businesses, and otherwise manage their wealth. We also offer cash flow management, budgeting and bill paying, insurance coordination, concierge services, and other services commonly referred to as family office services.

We target high-net-worth individuals and families with $3 million or more of liquid assets to invest, and we aim to be their most trusted advisor. We deliver our expertise to our clients through a single point of contact, a Private Client Advisor, who marshals a team of professionals to work on behalf of each client. Our staff includes investment advisors, tax advisors, financial planners, estate planners, trust administrators, philanthropic advisors, custom lenders, and experts in other areas.

When clients ask us to manage their assets, we design and implement individualized plans, based on their objectives and tolerance of risk, in the broader context of holistic wealth management. We build the investment management portion of these plans on the principles of asset allocation. We believe that asset allocation is the chief determinant of investment return; that diversification is the key to controlling risk; and that objectivity is essential.

To achieve objectivity in the investment management process, we employ an "open architecture" approach, which combines proprietary expertise with that of external, third-party managers. Using active as well as index management, our goal is to develop client portfolios that are nimble enough to take advantage of market cycles among investment styles and strategies within a long-term asset allocation structure.

All of our clients receive investment advice that is based on our best thinking. We construct each client portfolio according to the individual, unique objectives of the client, and the portfolio size. We use individual securities, limited partnerships, mutual funds, and common trust funds to implement our investment advice.

To market our wealth management expertise, we work directly with influencers such as legal, tax, and business advisors. Clients with whom we already have relationships are another primary source of business referrals.

On our income statement, we record WAS revenue separately for trust and investment advisory services, mutual fund services, and planning and other services.

Our trust and investment advisory revenue consists of fees for investment management and consulting. These fees are based on the market value of the client assets we manage or hold in trust, and they tend to reflect movements in the equity and fixed income markets.

The majority of our mutual fund revenue is derived from money market mutual funds.

Our revenue from planning and other services comprises fees we receive for our specialized financial and estate planning, estate settlement, family office, and other services. We price these fees according to their complexity, not on asset valuations, and the fee amounts can vary widely. Some of these fees may recur annually; others may be nonrecurring. Because these fees

By managing assets in the broader context of tax-advantaged wealth preservation, growth, and transfer strategies, we provide solutions to the complex issues that high-net-worth clients face.

reflect client demand at any given point in time, it is not unusual for this line of revenue to fluctuate up or down from period to period.

Wealth Advisory Services performance

Our Wealth Advisory business continued to add new clients and bring more services to current clients. We added WAS staff in each of the markets where we have offices; we strengthened our investment platform; and we completed the GTBA acquisition.

Based in Beverly Hills, GTBA provides business management and family office services for high-net-worth clients. The addition of GTBA has expanded our presence in southern California and added a specialized capability that many of our clients request. We are leveraging GTBA's expertise into an enterprise-wide service known as the Wilmington Trust Family Office, except in the western United States, where GTBA retains its name.

The GTBA acquisition marked the continuation of our strategy to grow the WAS business by adding services that will benefit clients, and by entering markets where we see the greatest opportunities. Since 1998, we have established a presence in southern California, Georgia, and New York, and we have expanded our presence in Florida, Maryland, and southeastern Pennsylvania. WAS sales have doubled as a result, from $10.9 million in 1998 to $21.5 million in 2004.

Our acquisition of Grant Tani Barash & Altman strengthened our presence in southern California and added capabilities that many of our clients have requested.

Total Wealth Advisory revenue (IN MILLIONS)


$160
140
120
100
80
60
40
0
$104.5
$109.6
$126.9
$140.4
$155.6
2000
2001
2002
2003
2004

Wealth Advisory sales (IN MILLIONS)


$25
20
15
10
5
0
$12.8
$13.5
$17.7
$19.7
$21.5
2000
2001
2002
2003
2004

Geographic diversification of WAS sales

PERCENTAGE CONTRIBUTION TO TOTAL WAS SALES	1998	2004
California	–	7%
Delaware	86%	52%
Florida	9%	5%
Georgia	–	7%
Maryland	–	1%
New York	–	15%
Pennsylvania	5%	13%

Wealth Advisory Services profitability

FOR THE YEAR ENDED DECEMBER 31 (DOLLAR AMOUNTS IN MILLIONS)	2004	2003	2002
Net interest income	$ 22.8	$ 24.9	$ 24.7
Provision for loan losses	(0.1)	(0.9)	(0.9)
Noninterest income	144.5	129.9	115.3
Noninterest expense	(135.7)	(116.4)	(104.5)
Income before taxes and minority interest	31.5	37.5	34.6
Taxes and minority interest	(11.9)	(14.0)	(12.3)
Net income	$ 19.6	$ 23.5	$ 22.3
Profit margin	11.7%	15.2%	15.9%

In the table above, noninterest income reflects direct revenue as well as allocated revenue, including service charges, to and from other business segments.

The 2004 profitability of the WAS business reflects the staff we added and the GTBA acquisition. GTBA's results, which were consolidated beginning with the fourth quarter of 2004, added approximately $2.0 million to WAS revenue and approximately $1.7 million of expenses.

WAS earned accolades from two national publications during 2004:

- *Worth* magazine included three of our private client advisors on its list of the 100 most exclusive wealth advisors in the United States. Advisors on the list were selected based on their knowledge and experience, but *Worth* noted that while they "may be star players, it takes a team to truly serve multi-dimensional financial needs."

■ *Institutional Investor* and its *Private Asset Management* newsletter recognized us as Platform Provider of the Year at the Third Annual High-Net-Worth Industry Awards dinner. The news organization cited our broadening client base, investment platform enhancements, and ability to help meet the complex needs of ultra-affluent clients.

WAS trust and investment advisory services

We continued to evolve away from the traditional bank trust department approach to managing money. For many years, that approach was based on stock-picking. Today, we use a much more sophisticated model that is customized to meet clients' objectives and tax considerations.

During 2004, we combined our investment management capabilities, including those we added when we acquired Balentine & Company in 2002, into a single management structure. Financially, Balentine's results have been consolidated with ours since 2002, but functionally, some areas remained separate or duplicative.

Now our investment strategists, internal core equity and fixed income teams, brokerage and mutual fund operations, and research staff function are under the umbrella of a single entity, Wilmington Trust Investment Management (WTIM). Centralizing our process has helped our growing and geographically diverse staff communicate more consistently with clients. It also has streamlined the work associated with the increasingly complex regulatory requirements that apply to asset managers.

WAS planning and other services

Changes in revenue from planning and other services reflected client demand for the capabilities we provide beyond investment management. We include income from Grant Tani Barash & Altman as part of WAS planning and other services revenue. GTBA's results were consolidated in our financial statements beginning in October 2004, when we completed the transaction.

AFFILIATE MONEY MANAGERS

Our income statement includes revenue from our two affiliated money management firms:

■ Cramer Rosenthal McGlynn (CRM), a New York-based investment management firm that specializes in small- and mid-cap value-style stocks.

■ Roxbury Capital Management (RCM), a Santa Monica-based investment management firm that specializes in growth-style stocks.

The income we receive from these firms is based on our ownership positions in them, which are described in detail in Note 3, "Affiliates and acquisitions," on page 65 of this report. Neither CRM's nor RCM's results are consolidated in our financial statements. The revenue we report from them is net of their expenses.

Trust and investment advisory revenue (IN MILLIONS)


$120
100
80
60
40
0
$82.8
$79.8
$88.8
$97.1
$110.2
2000
2001
2002
2003
2004

Planning and other services revenue (IN MILLIONS)


$30
20
10
0
$9.0
$10.6
$16.0
$21.0
$25.4
2000
2001
2002
2003
2004

Mutual fund fee revenue (IN MILLIONS)


$25
20
15
10
5
0
$12.7
$19.2
$22.1
$22.3
$20.0
2000
2001
2002
2003
2004

We attribute the changes in mutual fund revenue to the market interest rate environment. As rates began to climb during the second half of 2004, some clients redeemed their mutual fund shares, which caused revenue to decline.

Income from the affiliate money managers for 2004 was more than four times higher than the 2003 amount.

Revenue from CRM (IN MILLIONS)



$12
10
8
6
4
2
0
$1.6
$6.3
$7.7
$5.3
$10.9
2000
2001
2002
2003
2004

Assets under management at CRM (IN MILLIONS)



$10,000
8,000
6,000
4,000
2,000
0
$3,495.0
$4,643.0
$3,512.0
$4,698.6
$6,927.2
2000
2001
2002
2003
2004

Revenue from RCM (IN MILLIONS)



$20
16
12
8
4
0
-4
$19.7
$14.2
$8.6
($2.3)
$1.6
2000
2001
2002
2003
2004

Assets under management at RCM (IN MILLIONS)



$12,000
8,000
4,000
0
$11,300.0
$7,700.0
$3,712.4
$3,210.7
$3,138.6
2000
2001
2002
2003
2004

Revenue from CRM and RCM is tied entirely to asset valuations. The levels of assets under management at CRM and RCM reflect business inflows and outflows as well as movements in the equity markets.

Cramer Rosenthal McGlynn

CRM's assets under management rose steadily throughout 2004 and, at the end of the year, were $6.9 billion, a record high. The causes of this growth were essentially split evenly, with approximately half coming from additional business and half coming from market appreciation.

Income from CRM for 2004 was more than double the 2003 amount, mainly because of the increase in managed assets. CRM's results also included investment performance fees that were earned and recorded during the 2004 fourth quarter.

Roxbury Capital Management

After recording a loss for 2003, RCM returned to profitability in 2004. RCM's revenue contribution rose steadily throughout the year and contributed $1.6 million for the full year. RCM's results reflected continued stringent expense management and the popularity of its small- and mid-capitalization products, which generate higher fees than other investment products.

Outflows from RCM's core large-capitalization product were the main cause of its decline in assets under management. Asset levels dipped during the second and third quarter of 2004, but began to rise again toward the end of the year.

ASSETS UNDER MANAGEMENT AND ADMINISTRATION

Client assets at Wilmington Trust, excluding the affiliate money managers

FOR THE YEAR ENDED DECEMBER 31 (IN BILLIONS)	2004	2003	2002	% CHANGE '04 vs. '03	% CHANGE '03 vs. '02
Assets under management*	$26.5	$ 24.4	$21.0	8.6%	16.2%
Assets under administration	72.5	81.9	67.5	(11.5)	21.3
Total client assets	$99.0	$106.3	$88.5	(6.9)%	20.1%

*Assets under management include estimates for values associated with certain assets that lack readily ascertainable values, such as limited partnership interests.

Continued growth and sales momentum in the Wealth Advisory business were the main reasons for the growth in assets under management.

The mix of instruments in which we invest the assets we manage reflects the primary considerations of our Wealth Advisory clients, who count wealth preservation, tax savings, income generation, and asset growth among their chief concerns.

The changes in levels of assets under administration reflected changes in demand for these services among Corporate Client Services clients. As noted earlier, assets under management do not necessarily correlate directly with Corporate Client revenue, since approximately three-fourths of total Corporate Client revenue is derived from fees for service, and not related to asset valuations.

Beginning in 2004, we reclassified the percentage of managed assets reported as mutual funds into the relevant category of equity, fixed income, or other assets.

Changes in the investment mix of managed assets at Wilmington Trust

AT YEAR-END (EXCLUDING AFFILIATE MONEY MANAGERS)	2004	2003	2002
Equities	59%	55%	56%
Fixed income	23%	25%	26%
Cash and equivalents	12%	9%	10%
Mutual funds	–%	7%	5%
Other assets	6%	4%	3%

CAPITAL POSITION

Our capital position remained strong in 2004. Stockholders' equity increased, our regulatory capital continued to exceed the minimum levels for well-capitalized institutions, and we raised our cash dividend for the twenty-third consecutive year.

The two main additions to capital in 2004 were $141.9 million of earnings, less $75.0 million of cash dividend payments, and $48.4 million of treasury stock we reissued in conjunction with our acceleration into 2004 of stock payments associated with our 2002 acquisition of Balentine & Company that previously were scheduled for 2005, 2006, and 2007.

Opposite the growth in capital, our capital generation rate and return on stockholders' equity declined slightly, since the pace of growth in our capital exceeded the pace of growth in our net income because:

- Market interest rates were at their lowest levels in four decades until they began to rise in June 2004. The interest rate environment compressed our net interest margin and caused our net interest income to grow at a much slower pace than our loan balances.
- Increases in our noninterest income were dampened by conditions in the equity markets and capital markets that muted revenue growth in our Wealth Advisory and Corporate Client businesses.
- Revenue from our affiliate money managers reflected equity market levels that remained below their prior-year levels for 2002, 2003, and much of 2004.

At the same time, we have used capital to invest in our company's future. Since the beginning of 2002, we have made three acquisitions; added offices in the United States, Europe, and the Caribbean; completed several major technology projects; and increased the size of our staff to support our expansion.

Stockholders' equity rose 13% in 2004 and exceeded $900 million for the first time.

Capital position indicators

AS OF AND FOR THE YEAR ENDED DECEMBER 31	2004	2003	2002
Stockholders' equity (IN MILLIONS)	$905.3	$800.8	$741.3
Capital generation rate	8.4%	8.7%	9.8%
Return on average stockholders' equity	16.68%	17.46%	18.51%

To calculate the capital generation rate, we divide net income, less dividends paid, by the amount of stockholders' equity at the end of the prior year.

Capital and net income growth rates

AT DECEMBER 31, PERCENTAGE CHANGE FROM PRIOR YEAR-END	2004	2003	2002
Net income	5.6%	0.9%	6.4%
Net income, less dividends paid	4.2%	(4.5)%	5.7%
Stockholders' equity	13.0%	8.0%	8.6%

Dividend increases

FOR THE YEAR ENDED DECEMBER 31	2004	2003	2002
Cash dividend declared per share (ANNUALIZED)	$ 1.14	$ 1.08	$ 1.02
Cash dividends paid per share	$1.125	$1.065	$1.005
Total cash dividend payments (IN MILLIONS)	$ 75.0	$ 70.2	$ 66.0
Dividend payout ratio	52.8%	52.2%	49.5%

Our earnings and growing capital position have enabled us to increase our cash dividend each year, and to continue to return approximately 50% of our earnings to shareholders each year (expressed as the dividend payout ratio).

As we continue to expand, we have kept our regulatory capital levels higher than the minimums required for well-capitalized institutions. Changes to our capital ratios for 2004 reflected, in part, the GTBA acquisition and acceleration of the remaining stock payments due to former Balentine principals, which added to the goodwill and intangibles on the asset side of our balance sheet.

Our capital ratios for 2003 reflected how our issue that year of $250 million of subordinated long-term debt improved our capital position.

Regulatory capital ratios

CAPITAL RATIOS AT YEAR-END	2004	2003	2002	ADEQUATELY CAPITALIZED MINIMUM	WELL-CAPITALIZED MINIMUM
Total risk-based capital	11.60%	12.45%	10.15%	8%	10%
Tier 1 risk-based capital	6.94%	7.46%	7.03%	4%	6%
Tier 1 leverage capital	5.92%	6.34%	6.08%	4%	5%

One of the tools we use to manage capital is our share buyback program. The current program, which our Board of Directors authorized in April 2002, permits us to repurchase up to 8 million shares of our stock.

Share repurchase plan

FOR THE YEAR ENDED DECEMBER 31	2004	2003	2002
Number of shares repurchased	550,224	35,635	600,360
Average cost per share	$36.11	$31.24	$31.18
Total cost of share repurchases (IN MILLIONS)	$ 19.9	$ 1.1	$ 18.7

We acquired all of the shares we repurchased in 2004 and 2003 under our current plan. The shares repurchased in 2002 included 48,734 shares that we acquired under the current program, and 551,626 shares that completed our previous 8 million share (split-adjusted) program, which our Board authorized in April 1996. The total cost of that program was $200.6 million.

As of December 31, 2004, the cost of our current program totaled $22.3 million, and 7.4 million shares remained available for purchase.

LIQUIDITY AND FUNDING

In 2004, we continued to use a mix of liquidity sources. Core deposits accounted for a smaller proportion of our liquidity, or funding, in 2004, mainly because our earning assets, 77.4% of which were loans, increased at a faster pace. Loan balances, on average, were $400.4 million higher for 2004 than for 2003, while core deposits, on average, increased by half that amount.

Our mix of funding in 2004 was consistent with our strategy of using a blend of core deposits, purchased funds, and short-term borrowings to support the growth of our earning assets.

Proportion of funding provided by key liquidity sources

AT DECEMBER 31	2004	2003	2002
Proportion from core deposits	52.4%	53.0%	54.0%
Proportion from core deposits and stockholders' equity	62.0%	62.1%	63.1%
Proportion from purchased funds and short-term borrowings	32.0%	31.5%	33.0%

Supplementing core deposits with purchased funds is a cost-effective strategy because it:

- Lets us add deposits without making capital investments to support the expansion of a bricks-and-mortar branch network;
- Helps us curb growth in the annual operating expense associated with staffing and maintaining branch offices; and
- Does not add to our fixed costs.

In addition, we are able to predict the balances of purchased funds and short-term borrowings with more certainty than we can anticipate how client deposit balances might change. The national CDs and term federal funds we purchase generally have terms of 90 days or less. Our short-term borrowings generally mature within 365 days of the transaction date.

We expect the disparity between the pace of growth in our earning assets and core deposits to continue, because our Regional Banking business makes loans throughout the Delaware Valley region, but gathers core deposits mainly in the state of Delaware, where we focus our retail banking activities.

Other sources of liquidity included:

- Cash flow generated by our investment portfolio, which amounted to $1.4 billion in 2004, $1.1 billion in 2003, and $0.8 billion in 2002.
- The Federal Home Loan Bank of Pittsburgh, of which Wilmington Trust Company is a member. At December 31, 2004, we had $1.2 billion in available borrowing capacity that was secured with collateral.
- Lines of credit with U.S. financial institutions totaling $75.0 million.

In 2003, another source of liquidity was our issue of $250 million in subordinated long-term debt. We issued the debt for general corporate purposes, and initially invested the proceeds in mortgage-backed securities.

Our standing in the national markets, and our ability to obtain funding from them, factor into our liquidity management strategies. In many cases, national market investors use the findings of the major credit rating agencies – Standard & Poor's (S&P), Moody's Investors Service (Moody's), and Fitch – to guide their decisions.

Factors or conditions that could affect our liquidity management objectives include changes in the mix of items on our balance sheet; our investment, loan, and deposit balances; our reputation; and our credit ratings.

Among our liquidity risks is a $5.0 million line-of-credit obligation for affiliate money manager Cramer Rosenthal McGlynn, for which we are a 77.24% guarantor. For more information about this guaranty, please refer to Note 16, "Related party transactions," on page 76 of this report.

Our credit ratings, all of which are investment grade, substantiate our financial stability and the consistency of our earnings, which has helped us access national markets on favorable terms.

Credit ratings for Wilmington Trust Company, as of December 31, 2004

WILMINGTON TRUST COMPANY	S&P	MOODY'S	FITCH
Short-term debt	A-1	P-1	F1
Senior debt (LONG TERM)	A	A2	A+
Bank deposits	A/A-1	A2	A+
Bank financial strength	n/a	C+	A/B

Credit ratings for Wilmington Trust Corporation, as of December 31, 2004

WILMINGTON TRUST CORPORATION	S&P	MOODY'S	FITCH
Outlook	Stable	Stable	Stable
Long-term issuer	A–	A3	A+
Short-term issuer	A-2	n/a	F1
Senior unsecured debt	A–	A3	A+
Subordinated debt	BBB+	Baa1	A

Net charge-offs

FOR THE YEAR ENDED DECEMBER 31	2004	2003	2002
Net charge-offs (AT YEAR-END, IN MILLIONS)	$15.8	$16.9	$17.6
Net charge-off ratio (BASIS POINTS)	24	27	31

Net charge-offs in the commercial real estate portfolio

FOR THE YEAR ENDED DECEMBER 31 (IN MILLIONS)	2004	2003	2002
Commercial real estate-related loan balances	$1,982.2	$1,778.0	$1,657.8
Net charge-offs (recoveries) of commercial real estate-related loans	$ (0.8)	$ –	$ (1.4)
Total net charge-offs (ALL CATEGORIES OF LOANS)	$ 15.8	$ 16.9	$ 17.6

Real estate-related loans include construction/real estate and commercial mortgage loans.

Internal risk rating analysis

INTERNAL RISK RATINGS AT DECEMBER 31	2004	2003	2002
Pass	96.58%	95.83%	95.65%
Watchlisted	1.82%	2.58%	2.57%
Substandard	1.35%	1.27%	1.53%
Doubtful	0.25%	0.32%	0.25%

Distribution among categories of loans past due 90 days or more

FOR THE YEAR ENDED DECEMBER 31	2004	2003	2002
Commercial loans	56%	39%	64%
Residential mortgage loans	22%	37%	22%
Consumer loans	22%	24%	14%

CREDIT RISK

We manage credit risk mainly by applying our underwriting criteria consistently. As we expand our Regional Banking business, we have elected to grow loan balances through our own efforts, rather than by purchasing loans or acquiring other banks – and running the risk of assuming credit that has been extended under guidelines that may differ from ours.

Here are some of the factors that substantiated the effectiveness of our credit risk management in 2004:

- Our net charge-off ratio was 24 basis points, the lowest level in 10 years.
- At $15.8 million, the dollar amount of loans we charged off was the lowest since 2001.
- The percentage of loans rated "pass" by our internal risk rating analysis topped 96% for the first time.
- Our loan portfolio remained well diversified across commercial and consumer lines.

In recent years, most of our loan growth has been in the commercial portfolio, with much of the increases occurring in commercial real estate-related balances. Opposite that growth, net charge-offs of commercial real estate-related loans have comprised a small portion of total net charge-offs.

The 11-year summary of financial data, which begins on page 44 of this report, shows that, for the most part, our net charge-off ratio has ranged from 29 basis points to 31 basis points. Although we remain confident in our underwriting standards, and although the economic outlook for the Delaware Valley region is positive, we would not expect to see the net charge-off ratio remain as low as it was for 2004.

Loans past due 90 days or more (past due 90 days)

FOR THE YEAR ENDED DECEMBER 31	2004	2003	2002
Amount of loans past due 90 days or more (IN MILLIONS)	$5.5	$5.6	$12.5
Ratio of commercial loans past due 90 days to total loans	0.05%	0.04%	0.13%
Ratio of residential mortgage loans past due 90 days to total loans	0.02%	0.03%	0.05%
Ratio of consumer loans past due 90 days to total loans	0.02%	0.02%	0.03%
Ratio of total loans past due to total loans	0.08%	0.09%	0.21%

In the commercial portfolio, the percentage of loans past due 90 days or more decreased between 2003 and 2002 because we moved some of those loans to nonaccruing status, reclassified some as other real estate owned (OREO), and charged off some. Those same dynamics accounted for how the composition of total loans past due 90 days or more changed on a percentage basis according to loan category.

Nonperforming assets

AT YEAR-END (DOLLAR AMOUNTS IN MILLIONS)	2004	2003	2002
Nonaccruing loans	$56.4	$45.4	$42.4
Ratio of nonaccruing loans to total loans	0.83%	0.73%	0.70%
Other real estate owned (OREO)	$ 0.2	$ 1.4	$ 3.1
Ratio of OREO to total loans	–%	0.02%	0.05%
Renegotiated loans (nonaccruing)	$ 5.2	$ –	$ –
Total nonperforming assets	$61.8	$46.8	$45.5
Ratio of total nonperforming assets to total loans	0.91%	0.75%	0.76%

Nonaccruing loans increased in 2004 mainly because we transferred approximately $23 million to nonaccrual status during the third quarter. On January 18, 2005, we received an $11.1 million payment against this loan. Had we received this payment before December 31, 2004, our period-end nonaccruing loans would have totaled $45.3 million instead of $56.4 million, and the period-end ratio of nonperforming assets to total loans would have been 0.75% instead of 0.91%.

In 2003, the increase in nonaccruing loans and the percentage of loans rated "doubtful" in our internal risk rating analysis reflected approximately $10 million of a credit with a Delaware Valley-based client. We renegotiated $5.2 million of this loan during the fourth quarter of 2004.

The declines in OREO in 2003 and 2004 reflected the successful workout of a commercial mortgage at a beach resort in Maryland that was classified as OREO in December 2002.

At December 31, 2004, we identified approximately $4.1 million of loans that we doubted would be repaid on a timely basis, even though these loans were performing in accordance with their terms, or were fewer than 90 days past due. The corresponding amounts for 2003 and 2002 were $28.5 million and $36.2 million, respectively.

MARKET RISK MANAGEMENT

As a financial institution, our primary market risk is interest rate risk. Most of our yields on earning assets, such as floating-rate loans and investments, as well as our cost of funds, such as the rates we pay on interest-bearing deposit accounts, are related to market interest rates. Fluctuations in interest rates, and the pace at which they occur, can affect our net interest margin and our net interest income, which are important determinants of our earnings and ability to produce consistent financial results.

Managing interest rate risk has been particularly challenging since 2001, due to changes that the Federal Open Market Committee (FOMC) has made to market interest rates. In 2001, the FOMC lowered rates 11 times in 12 months. In 2002 and 2003, the pace of rate declines slowed considerably, but the downward move in June 2003 dropped rates to their lowest levels since 1958.

Provision and reserve for loan losses

FOR THE YEAR ENDED DECEMBER 31	2004	2003	2002
Provision for loan losses (IN MILLIONS)	$15.6	$21.6	$22.0
Reserve for loan losses (IN MILLIONS)	$89.7	$89.9	$85.2
Loan loss reserve ratio	1.33%	1.44%	1.41%

At year-end 2004, in light of the levels of our loans that were past due, nonaccruing, and problem loans, we believed that the amounts of our provision and reserve for loan losses were adequate, and that they reflected a reasonable assessment of inherent loan losses.

Unallocated reserve for loan losses

FOR THE YEAR ENDED DECEMBER 31	2004	2003	2002
Amount of reserve unallocated (IN MILLIONS)	$6.1	$6.1	$6.1
Percentage of reserve unallocated	6.8%	6.8%	7.0%

We allocate the majority of our reserve for loan losses to specific commercial and retail loans. The portion of the reserve that we do not allocate specifically reflects inherent losses for which we have not otherwise accounted.

Diversification of loan portfolio

LOAN TYPE AT DECEMBER 31	2004	2003	2002
Commercial permanent mortgage	10%	10%	10%
Commercial real estate development	11%	13%	13%
Commercial real estate interim projects	3%	2%	2%
Commercial business	42%	40%	42%
Consumer personal	22%	22%	17%
Consumer residential mortgage fixed rate	5%	6%	8%
Consumer residential mortgage floating rate	2%	2%	3%
Home equity	4%	4%	3%
Credit cards	1%	1%	1%
Leases	–%	–%	1%

We are positioned to benefit from higher market interest rates.

Then the FOMC left rates unchanged until the end of June 2004, which was the first time in 10 years that rates remained stable over the course of a 12-month cycle. At the end of June 2004, the FOMC instituted its first rate increase since May 2000, and subsequently moved rates upward five times during 2004, in increments of 25 basis points each.

Federal Open Market Committee (FOMC) moves 2001–2004

YEAR	FOMC ACTIONS	TARGETED FEDERAL FUNDS RATE AT YEAR-END
2001	11 downward moves for a total decline of 475 basis points	1.75%
2002	1 downward move of 50 basis points	1.25%
2003	1 downward move of 25 basis points	1.00%
2004	5 upward moves for a total increase of 125 basis points	2.25%

Interest rate sensitivity is embedded in the mix of assets and liabilities that appear on our balance sheet. Changes in market interest rates can trigger repricings, prepayments, and changes in the pace of payments, which individually or in combination may affect our net interest income positively or negatively. Interest rate sensitivity occurs when the interest income we earn on assets (yields) changes at a pace that differs from the interest expense we pay (rates) on liabilities.

On average, our cost of funds for 2003 was 49 basis points lower than it was for 2002. The average yield we earned on assets, however, was 91 basis points lower, a considerably steeper decline.

The disparity between the declines expanded in 2004, but declines in earning asset yields continued to exceed the declines in the cost of funds, and our balance sheet remained asset-sensitive.

For a more detailed analysis of our yields and rates, please refer to the "Five-year analysis of earnings and consolidated statements of condition" on page 48 of this report.

To minimize our exposure to interest rate risk, we regularly review the mix of our assets and liabilities, with the goal of balancing the impact of interest rate movements between them. We employ a variety of strategies to adjust our interest rate risk sensitivity, including changing the relative proportion of our fixed- and floating-rate assets and liabilities; changing the number, type, and maturity of our funding sources; and using derivative and off-balance-sheet instruments.

We perform these activities under policies that are established and monitored by our Asset/Liability Committee (ALCO), and approved annually by our Board of Directors. Our ALCO policy is to structure our balance sheet so that interest rate changes will not reduce our net interest income by 10% or more within the next 12-month period.

Yields and rates

FOR THE YEAR ENDED DECEMBER 31	2004	2003	2002
Average yield on loan balances	4.87%	5.00%	5.86%
Average yield on total earning assets	4.67%	4.78%	5.69%
Average rate on core interest-bearing deposits	0.85%	0.98%	1.48%
Average rate on total cost of funds	1.10%	1.18%	1.67%

Our yields and rates both declined in 2004, but at much different paces.

The primary tool we use to assess our exposure to interest rate risk is a computer modeling technique that simulates the effects of variations in interest rates on net interest income. The simulations, which we conduct quarterly, compare multiple hypothetical interest rate scenarios to a stable interest rate environment. We use the simulation results to test and identify any risks embedded in our balance sheet. This helps us evaluate our interest rate sensitivity relative to the ALCO policy limits and make any necessary adjustments. As a rule, our model employs scenarios in which rates gradually move up or down 250 basis points over a period of 10 months.

Assumptions about retail deposit rates, residential mortgage prepayments, asset-backed securities, and collateralized mortgage obligations play a significant role in our interest rate simulations. Our rate and prepayment assumptions differ for assets and liabilities in rising as well as declining interest rate environments. These assumptions are inherently uncertain, and the simulations cannot predict precisely the actual impact of interest rate changes on net interest income.

Changes in the yields on our floating-rate loans may not correlate directly with market interest rate changes, because:

- Most of our floating-rate loans reprice within 30 to 45 days of a rate change.
- Not all of our floating-rate loans are pegged to the targeted federal funds rate.
- We factor competitive considerations into our pricing decisions.

Wilmington Trust prime rate

FOR THE YEAR ENDED DECEMBER 31	2004	2003	2002	2001
Prime lending rate, on average	4.34%	4.12%	4.67%	6.91%

Our prime rate serves as a point of reference for a substantial number of our commercial floating-rate loans, opposite the interest rate environment of the past four years.

One of the things we do to manage interest rate risk is to reduce our exposure to residential mortgage loans. We continue to originate new residential mortgages, but we sell fixed-rate production into the secondary market. In a dynamic interest rate environment, this eliminates the risk associated with fixed-rate instruments that typically have a 15- to 30-year maturity, and it helps us obtain the best yield opposite the level of risk.

Movements in market interest rates have narrowed our net interest margin over the last three years. As interest rates fell to historically low levels, the volume of loan prepayments and refinancings increased, while the yields on new loan production were considerably lower. In addition, the benefits of expanding our investment portfolio were offset by declining securities yields.

Following the FOMC rate cuts, our net interest margin fell for five consecutive quarters, beginning in the third quarter of 2002. The declines ranged from 11 basis points to 17 basis points, until the fourth quarter of 2003, when the margin rose to 3.52%. The margin remained stable throughout 2004

Interest rate risk simulation

INCREASE/(DECREASE) IN NET INTEREST INCOME AT YEAR-END	2004	2003
Gradual increase of 250 basis points	3.99%	6.14%
Gradual decrease of 100 basis points	*	(5.33)%
Gradual decrease of 225 basis points	(8.11)%	*

*At December 31, 2004 and 2003, the targeted federal funds rates were 2.25% and 1.00%, respectively. A scenario that simulated a 250-basis-point decrease under these circumstances would have been unreasonable, since it would have created negative interest rates within the model. Accordingly, the declining-rate scenario for each of the periods presented in the table above was modeled on a gradual downward movement of basis points until the federal funds rate equaled zero.

Mix of fixed- and floating-rate loans

AT DECEMBER 31	2004	2003	2002
Percentage of fixed-rate loans	23%	25%	33%
Percentage of total floating-rate loans	77%	75%	67%

The interest rate environment has skewed new loan production to floating-rate loans, which has caused the mix between fixed- and floating-rate loans to shift.

until the fourth quarter, when it began to reflect the positive effect of rising rates on our balance sheet.

Net interest margin in 2004 by quarter

FOR THE QUARTER ENDED	DECEMBER 31, 2004	SEPTEMBER 30, 2004	JUNE 30, 2004	MARCH 31, 2004
Net interest margin	3.59%	3.51%	3.52%	3.53%

The improvement in the fourth quarter brought the full-year 2004 margin to 3.57%. While this was 3 basis points lower than for 2003, it was a considerable improvement from the 2003 versus 2002 decline, when the margin fell 42 basis points, as the following table shows.

Net interest margin since 2002

FOR THE YEAR ENDED DECEMBER 31	2004	2003	2002
Net interest margin	3.57%	3.60%	4.02%

FINANCIAL MARKET RISK

A portion of the revenue from our advisory businesses is related to financial market valuations of client assets. Changes in the market values of financial assets, the stability of particular securities markets, and the level of volatility in financial markets could affect our noninterest income and our overall results.

Our exposure to financial market risk is primarily in:

- Our Wealth Advisory business, where the revenue reported as trust and investment advisory income represents fees that are based on financial market valuations of fixed-income, equity, and other classes of assets.
- Our Corporate Client business, where most of the revenue from the retirement services component and all of the cash management revenue are tied to market valuations.
- The income we receive from our ownership positions in Cramer Rosenthal McGlynn and Roxbury Capital Management, all of which is based on equity market valuations.

Percentage of noninterest income related to financial market valuations

FOR THE YEAR ENDED DECEMBER 31	2004	2003	2002
Wealth Advisory trust and investment advisory fees	38.4%	36.8%	33.9%
Corporate Client retirement services fees	4.1%	3.7%	3.4%
Corporate Client cash management fees	2.1%	2.0%	2.2%
Affiliate money managers income	4.4%	1.1%	6.2%
Total	49.0%	43.6%	45.7%

INFLATION RISK

As a financial institution, our asset and liability structure is substantially different from an industrial company's, since nearly all of our assets and liabilities are monetary in nature. As noted earlier, our primary market risk is interest rate risk. Interest rates do not necessarily move in the same direction, or at the same magnitude, as the prices of goods and services. As a result, we are unable to determine the impact of inflation on our financial performance.

OPERATIONAL AND FIDUCIARY RISK

Operational risk is the risk of unexpected losses attributable to human error, systems failures, fraud, or inadequate internal controls and procedures. To mitigate this risk, we employ a system of internal controls that is designed to keep operating risk at levels we believe are acceptable, in view of the risks inherent in the markets and businesses in which we engage. Our internal controls include policies and procedures for authorizing, approving, documenting, and monitoring transactions.

Fiduciary risk is the risk of loss that may occur if we were to breach a fiduciary duty to a client. To limit this risk, we employ policies and procedures to reduce the risk of failing to discharge our obligations to clients faithfully and in compliance with applicable legal and regulatory requirements. These policies and procedures pertain to creating, selling, and managing investment products; executing trades; and selecting counterparties.

All of our staff share responsibility for adhering to our policies, procedures, and external regulations. Our internal auditors monitor the overall effectiveness of our system of internal controls on an ongoing basis.

REGULATORY RISK

Regulatory requirements increased during 2004, and we added staff in each of our businesses to facilitate our compliance with the Bank Secrecy Act, the USA Patriot Act, and other requirements.

The Check Clearing for the 21st Century Act became effective in October 2004, and our staff worked throughout the year with the Federal Reserve Bank and our correspondent banks to ensure that it was implemented smoothly. This Act permits financial institutions to process transactions by substituting digital checks for original checks. We currently have no plans to issue substitute checks of our own, but clients who have their checks returned with their statements may receive substitute checks from other banks.

Section 404 of the Sarbanes-Oxley Act requires us to assess the design and effectiveness of our internal controls over financial reporting. We evaluate the documentation of our control processes and test our primary controls on a quarterly basis, remediating them as needed. In addition, each quarter, designated managers in each business unit certify to the chairman of the board and chief executive officer (chairman) and the chief financial officer (CFO) as to the effectiveness of the internal controls within their respective areas. As of December 31, 2004, neither we nor our independent auditors identified any material weaknesses in our internal controls over financial reporting.

LEGAL RISK

We and our subsidiaries are subject to various legal proceedings that arise from time to time in the ordinary course of business. Some of these proceedings seek relief or damages in amounts that may be substantial. Because of the complex nature of some of these proceedings, it may be a number of years before they ultimately are resolved. While it is not feasible to predict the outcome of these proceedings, we do not believe that the ultimate resolution of any of them will have a materially adverse effect on our consolidated financial condition. Furthermore, some of these proceedings involve claims that we believe may be covered by insurance, and we have advised our insurance carriers accordingly.

OTHER RISK

We are exposed to a variety of risks in the normal course of our business. We monitor these risks closely and take every step to safeguard the assets of our clients and our company. From time to time, however, we may incur losses related to these risks, and there can be no assurance that such losses will not occur in the future.

FACTORS AFFECTING FUTURE RESULTS

This report contains estimates, predictions, opinions, or other statements that might be construed as "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and assessments of potential developments.

Such statements include references to our financial goals, dividend policy, financial and business trends, new business results and outlook, business prospects and positioning with respect to market and pricing trends, strategic initiatives, credit quality and the adequacy of the reserve for loan losses, the effects of changes in market interest rates, the effects of changes in securities valuations, the impact of accounting pronouncements, and other internal and external factors that could affect our financial performance.

Our ability to achieve the results reflected in such statements could be affected by, among other things, changes in national or regional economic conditions, changes in market interest rates, significant changes in banking laws or regulations, increased competition in our businesses, higher-than-expected credit losses, the effects of acquisitions, the effects of integrating acquired entities, unanticipated changes in the regulatory, judicial, or legislative tax treatment of business transactions, and economic uncertainty created by unrest in other parts of the world.

OFF-BALANCE-SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

In our day-to-day operations, we employ various financial instruments that are considered off-balance-sheet arrangements under GAAP. Under regulatory guidelines, these instruments are included in the calculations of risk-based capital ratios. Some of these instruments, such as standby and performance letters of credit, unfunded loan commitments, unadvanced lines of credit, and interest rate swaps, do not appear on our balance sheet.

We employ interest rate swaps so that clients may convert floating-rate loan payments to fixed-rate loan payments without exposing us to interest rate risk. In these arrangements, we retain the credit risk associated with the potential failure of counterparties. We also use interest rate swaps to manage interest rate risk associated with our issues of subordinated long-term debt.

As of December 31, 2004, we had entered into a total of $1.0 billion of interest rate swaps, as follows:

- $332.7 million of swaps for loan clients for whom we exchanged floating rates for fixed rates.

- $332.7 million of swaps with other financial institutions that exchanged fixed rates for floating rates, in order to offset the exposure from changes in the market value of the aforementioned swaps made on behalf of clients.

- $375.0 million of swaps with other financial institutions, in connection with our issues of subordinated long-term debt.

We have two outstanding loans that total $35.5 million from the Federal Home Loan Bank of Pittsburgh. These funds were used to construct Wilmington Trust Plaza, our operations center in downtown Wilmington, Delaware, which was completed in 1998.

At December 31, 2004:

- Our lease commitments, net of sublease arrangements, totaled $45.2 million. Many of our branch offices in Delaware, and all of our offices outside Delaware, are leased.

- We were guarantor of an obligation of affiliate money manager Cramer Rosenthal McGlynn (CRM). The guaranty was for 77.24%, which represented our ownership interest in CRM, of a $5 million line of credit, which is scheduled to expire on December 6, 2005.

- Our liquidity exposure associated with letters of credit, unfunded loan commitments, and unadvanced lines of credit was $3.4 billion.

The following table summarizes the obligations noted above and the periods over which they extend.

Contractual obligations

CONTRACTUAL OBLIGATION PAYMENTS DUE BY PERIOD (IN MILLIONS)	TOTAL	LESS THAN 1 YEAR	1 TO 3 YEARS	3 TO 5 YEARS	MORE THAN 5 YEARS
Certificates of deposit	$2,955.1	$2,595.2	$305.4	$ 36.5	$ 18.0
Long-term debt obligations	555.2	22.8	53.0	157.2	322.2
Operating lease obligations	48.5	7.9	14.7	12.1	13.8
Guaranty obligations	3.9	3.9	–	–	–
Total	$3,562.7	$2,629.8	$373.1	$205.8	$354.0

Our long-term debt obligations in the above are to our two outstanding subordinated debt issues and our Federal Home Loan Bank advances. The first debt issue, for $125 million, was issued in 1998, is due in 2008, and was used to support acquisitions and expansion. The second debt issue, for $250 million, was issued in 2003, is due in 2013, and was for general corporate liquidity purposes. Both of these debt issues are included in the "Long-term debt" line of our balance sheet.

Our agreements for CRM, RCM, and GTBA permit principal members and designated key employees of each firm, subject to certain restrictions, to put their interests in their respective firms to our Company. For more information about these agreements, please refer to Note 3, "Affiliates and acquisitions," on page 65 of this report.

CONTROLS AND PROCEDURES

Our chairman and our CFO conducted an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report, pursuant to Securities Exchange Act Rule 13a-14. Based on that evaluation, the chairman and the CFO concluded that our disclosure controls and procedures were effective in alerting them on a timely basis to material information about the Corporation (including our consolidated subsidiaries) that we are required to include in the periodic filings we make with the Securities and Exchange Commission. There was no change in our internal control over financial reporting during the fourth quarter of 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

CRITICAL ACCOUNTING POLICIES

An appreciation of our critical accounting policies is necessary to understand our financial results. These policies require us to make difficult and subjective judgments regarding uncertainties and trends. The precision of these estimates and the likelihood of future changes depend on a number of underlying variables and a range of possible outcomes. Actual circumstances that differ significantly from our judgments and estimates could have a material impact on our financial results.

Our financial results could be affected by, among other things, changes in national or regional economic conditions, changes in market interest rates, significant changes in banking laws or regulations, the impact of pronouncements made by the Financial Accounting Standards Board, increased competition for business, higher-than-expected credit losses, the effects of acquisitions and integrations of acquired businesses, unanticipated changes in regulatory, judicial, or legislative tax treatment of business transactions, and uncertainty created by unrest in other parts of the world.

Other than accounting for stock-based compensation, our critical accounting policies do not involve the choice between alternative methods of accounting. We applied our critical accounting policies and estimation methods consistently in all periods presented and we have discussed these policies with our Audit Committee.

For more information about our critical accounting policies, please refer to Note 1, "Significant accounting policies," which begins on page 60 of this report. For more information about the effect of recent accounting pronouncements on our financial condition and results of operations, please refer to Note 2, "Recent accounting pronouncements," on page 64 of this report.

Our critical accounting policies arise in conjunction with revenue recognition, the reserve for loan losses, stock compensation expense, and goodwill valuations.

Eleven-Year Summary of Selected Consolidated Financial Data

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	2004	2003
Consolidated Average Statements of Condition		
Assets		
Cash and due from banks	$ 212.2	$ 190.2
Short-term investments	23.8	28.5
Investment securities	1,868.5	1,742.4
Loans	6,470.4	6,060.0
Reserve for loan losses	(90.3)	(86.7)
Net loans	6,380.1	5,973.3
Other	639.4	595.1
Total	$9,124.0	$8,529.5
Liabilities and Stockholders' Equity		
Core deposits	$4,553.7	$4,356.2
National certificates $100,000 and over	2,039.5	1,937.7
Short-term borrowings	1,116.3	975.7
Other	156.3	144.4
Long-term debt	407.3	345.8
Total	8,273.1	7,759.8
Minority interest	0.4	0.1
Stockholders' equity	850.5	769.6
Total	$9,124.0	$8,529.5
Consolidated Statements of Income		
Net interest income	$ 294.4	$ 277.1
Advisory fees:		
Wealth Advisory Services	155.6	140.4
Corporate Client Services	71.6	67.3
Cramer Rosenthal McGlynn	10.9	5.3
Roxbury Capital Management	1.6	(2.3)
Total advisory fees	239.7	210.7
Amortization of affiliate goodwill and other intangibles	(2.5)	(1.7)
Net advisory fees	237.2	209.0
Other noninterest income	50.0	54.5
Securities gains/(losses)	(0.5)	0.7
Total noninterest income	286.7	264.2
Net interest and noninterest income	581.1	541.3
Provision for loan losses	(15.6)	(21.6)
Salaries and employment benefits	204.7	186.5
Other noninterest expense	139.3	125.5
Total noninterest expense	344.0	312.0
Income before income taxes, minority interest, and cumulative effect of change in accounting principle	221.5	207.7
Applicable income taxes	78.7	72.2
Net income before minority interest and cumulative effect of change in accounting principle	142.8	135.5
Minority interest	0.9	1.1
Net income before cumulative effect of change in accounting principle	141.9	134.4
Cumulative effect of change in accounting principle (net of income taxes of $0.6 in 2001)	–	–
Net income	$ 141.9	$ 134.4

1 1999 results included a $13.4 million one-time pre-tax charge for outsourcing data processing functions.

2 Based on income before the cumulative effect of change in accounting principle or one-time pre-tax charge for outsourcing data processing functions.

3 At year-end.

4 Total other expenses as a percentage of net interest and other income on a tax-equivalent basis.

5 Net income less dividends paid as a percentage of prior year-end stockholders' equity.

6 Adjusted for two-for-one stock split June 2002.

2002	2001	2000	1999	1998	1997	1996	1995	1994	Compound growth rates 1994 to 2004	Compound growth rates 1999 to 2004
$ 189.1	$ 215.8	$ 194.7	$ 198.0	$ 188.2	$ 190.2	$ 187.5	$ 194.2	$ 202.8	0.45%	1.39%
28.2	28.7	29.5	31.5	31.1	22.4	26.5	17.5	26.4	(1.03)	(5.45)
1,295.4	1,341.9	1,567.0	1,594.4	1,609.6	1,386.3	1,343.0	1,184.0	1,060.0	5.83	3.22
5,691.3	5,235.3	5,053.1	4,530.4	4,156.4	3,921.5	3,602.4	3,390.8	3,114.4	7.59	7.39
(83.0)	(77.8)	(75.3)	(73.3)	(66.2)	(56.7)	(50.8)	(47.9)	(50.3)	6.03	4.26
5,608.3	5,157.5	4,977.8	4,457.1	4,090.2	3,864.8	3,551.6	3,342.9	3,064.1	7.61	7.44
540.0	485.3	439.7	408.1	333.3	216.3	198.8	194.3	168.7	14.25	9.40
$7,661.0	$7,229.2	$7,208.7	$6,689.1	$6,252.4	$5,680.0	$5,307.4	$4,932.9	$4,522.0	7.27%	6.41%
$3,981.1	$3,675.0	$3,766.3	$4,004.5	$3,802.1	$3,561.8	$3,412.0	$3,150.9	$3,263.2	3.39	2.60
1,846.5	1,588.1	1,504.8	762.0	625.2	308.6	112.0	14.0	1.1	–	21.76
821.1	1,027.7	1,145.9	1,138.1	1,076.5	1,188.2	1,195.8	1,239.4	775.3	3.71	(0.39)
132.1	131.3	92.2	84.9	96.0	99.6	101.8	86.7	73.8	7.79	12.98
160.5	166.3	168.0	168.0	125.9	43.0	30.9	7.0	–	–	19.38
6,941.3	6,588.4	6,677.2	6,157.5	5,725.7	5,201.2	4,852.5	4,498.0	4,113.4	7.24	6.08
0.1	–	–	–	–	–	–	–	–	–	–
719.6	640.8	531.5	531.6	526.7	478.8	454.9	434.9	408.6	7.61	9.85
$7,661.0	$7,229.2	$7,208.7	$6,689.1	$6,252.4	$5,680.0	$5,307.4	$4,932.9	$4,522.0	7.27%	6.41%
$ 276.5	$ 258.9	$ 255.1	$ 245.9	$ 237.7	$ 230.0	$ 214.2	$ 197.4	$ 184.3	4.80%	3.67%
126.9	109.6	104.5	98.1	88.8	81.8	70.1	60.9	56.7	10.62	9.67
64.3	54.9	46.7	40.4	35.8	32.7	28.1	27.1	25.8	10.75	12.13
7.7	6.3	1.6	4.1	4.9	–	–	–	–	–	21.60
8.6	14.2	19.7	12.0	2.5	–	–	–	–	–	(33.17)
207.5	185.0	172.5	154.6	132.0	114.5	98.2	88.0	82.5	11.26	9.17
(1.3)	(8.2)	(7.5)	(6.2)	(3.2)	–	–	–	–	–	(16.61)
206.2	176.8	165.0	148.4	128.8	114.5	98.2	88.0	82.5	11.14	9.83
54.0	49.7	51.6	41.8	48.4	43.0	38.8	37.3	32.8	4.31	3.65
2.0	1.5	(0.4)	1.3	6.7	–	1.2	2.3	(2.2)	(13.77)	–
262.2	228.0	216.2	191.5	183.9	157.5	138.2	127.6	113.1	9.75	8.41
538.7	486.9	471.3	437.4	421.6	387.5	352.4	325.0	297.4	6.93	5.85
(22.0)	(19.9)	(21.9)	(17.5)	(20.0)	(21.5)	(16.0)	(12.3)	(4.6)	12.99	(2.27)
182.4	166.8	162.9	147.2	137.9	129.8	119.6	110.7	101.8	7.24	6.82
127.5	110.1	101.8	111.0[1]	92.2	77.9	72.7	70.3	70.2	7.09	4.65
309.9	276.9	264.7	258.2	230.1	207.7	192.3	181.0	172.0	7.18	5.91
206.8	190.1	184.7	161.7	171.5	158.3	144.1	131.7	120.8	6.25	6.50
73.0	66.0	63.8	54.4	57.2	52.3	46.8	41.7	35.6	8.26	7.67
133.8	124.1	120.9	107.3	114.3	106.0	97.3	90.0	85.2	5.30	5.88
0.6	–	–	–	–	–	–	–	–	–	–
133.2	124.1	120.9	107.3	114.3	106.0	97.3	90.0	85.2	5.23	5.75
–	1.1	–	–	–	–	–	–	–	–	–
$ 133.2	$ 125.2	$ 120.9	$ 107.3[1]	$ 114.3	$ 106.0	$ 97.3	$ 90.0	$ 85.2	5.23%	5.75%

(continued)

Eleven-Year Summary of Selected Consolidated Financial Data (CONTINUED)

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	2004	2003
Net income per share – diluted:		
Income before cumulative effect of change in accounting principle	$ 2.09	$ 2.02
Cumulative effect of change in accounting principle[6]	–	–
Net income per share – diluted[6]	$ 2.09	$ 2.02
Percentage change from prior year	3%	–%
Selected Financial Ratios and Statistics		
Net income as a percentage of:		
Average stockholders' equity[2]	16.68%	17.46%
Average total assets[2]	1.56	1.58
Loan quality:		
Percentage of average total loans:		
Net charge-offs	0.24%	0.27%
Nonaccruing loans	0.87	0.75
Percentage of total loans:		
Reserve for loan losses[3]	1.33	1.44
Selected per share data:		
Dividends paid[6]	$ 1.125	$ 1.065
Book value[3,6]	13.43	12.12
Stock price[3,6]	36.15	36.00
Assets under management:		
Wilmington Trust Company	$26,464.0	$24,352.8
Cramer Rosenthal McGlynn	6,927.2	4,698.6
Roxbury Capital Management	3,138.6	3,210.7
Combined assets under management	$36,529.8	$32,262.1
Staff members (FULL-TIME EQUIVALENTS)[3]	2,428	2,307
Stockholders[3]	8,499	8,666
Net income per staff member (IN THOUSANDS)[2]	$ 58.4	$ 58.3
Efficiency ratio[2,4]	58.71%	57.13%
Capital generation rate[2,5]	8.35%	8.66%
Risk-based capital ratio[3]	11.60%	12.45%
Price/earnings multiple[3]	17.05	17.65

1 1999 results included a $13.4 million one-time pre-tax charge for outsourcing data processing functions.

2 Based on income before the cumulative effect of change in accounting principle or one-time pre-tax charge for outsourcing data processing functions.

3 At year-end.

4 Total other expenses as a percentage of net interest and other income on a tax-equivalent basis.

5 Net income less dividends paid as a percentage of prior year-end stockholders' equity.

6 Adjusted for two-for-one stock split in June 2002.

2002	2001	2000	1999	1998	1997	1996	1995	1994	Compound growth rates 1994 to 2004	1999 to 2004
$ 2.01	$ 1.88	$ 1.85	$ 1.61	$ 1.67	$ 1.54	$ 1.39	$ 1.27	$ 1.17	5.97%	5.36%
–	0.02	–	–	–	–	–	–	–	–	–
$ 2.01	$ 1.90	$ 1.85	$ 1.61	$ 1.67	$ 1.54	$ 1.39	$ 1.27	$ 1.17	5.97%	5.36%
6%	3%	15%	(4)%	8%	11%	9%	9%	6%		
18.51%	19.54%	22.75%	20.18%	21.70%	22.14%	21.39%	20.70%	20.85%		
1.74	1.73	1.68	1.60	1.83	1.87	1.83	1.82	1.88		
0.31%	0.30%	0.44%	0.28%	0.29%	0.31%	0.32%	0.33%	0.23%		
0.74	0.73	0.80	0.64	0.74	0.73	1.13	0.99	0.93		
1.41	1.47	1.48	1.60	1.66	1.60	1.44	1.42	1.48		
$ 1.005	$ 0.945	$ 0.885	$ 0.825	$ 0.765	$ 0.705	$ 0.645	$ 0.585	$ 0.53		
11.30	10.44	9.14	7.70	8.19	7.51	6.86	6.55	5.90		
31.68	31.66	31.03	24.13	30.82	31.19	19.75	15.44	11.38		
$20,966.7	$23,829.2	$27,994.4	$25,529.7	$22,770.2	$18,740.7	$15,569.4	$13,806.4	$11,462.8		
3,512.0	4,643.0	3,495.0	3,204.0	4,319.0	–	–	–	–		
3,712.4	7,700.0	11,300.0	11,200.0	6,000.0	–	–	–	–		
$28,191.1	$36,172.2	$42,789.4	$39,933.7	$33,089.2	$18,740.7	$15,569.4	$13,806.4	$11,462.8		
2,361	2,316	2,299	2,434	2,442	2,428	2,418	2,332	2,303		
8,712	8,841	9,189	9,617	9,868	10,164	10,241	9,000	9,097		
$ 56.4	$ 54.1	$ 52.6	$ 44.1	$ 46.8	$ 43.7	$ 40.2	$ 38.6	$ 37.0		
56.99%	56.11%	55.31%	57.99%	53.51%	52.32%	53.04%	53.86%	55.86%		
9.85%	10.75%	12.80%	9.69%	12.54%	12.59%	11.51%	11.68%	11.88%		
10.15%	11.16%	10.80%	10.67%	12.47%	12.38%	12.01%	12.06%	12.51%		
15.61	16.49	16.59	14.80	18.07	19.80	13.96	12.06	9.60		

Five-Year Analysis of Earnings and Consolidated Statements of Condition

(DOLLAR AMOUNTS IN MILLIONS. RATES ON A TAX-EQIVALENT BASIS.)	2004 AVERAGE BALANCE	2004 INCOME/ EXPENSE	2004 AVERAGE RATE
Assets			
Federal funds sold and securities purchased under agreements to resell	$ 23.8	$ 0.4	1.52%
U.S. Treasury and government agencies	451.2	15.8	3.52
Obligations of state and political subdivisions[1]	13.5	1.1	8.70
Preferred stock[1]	120.9	9.1	7.41
Mortgage-backed securities	973.6	39.8	4.05
Other securities[1]	309.3	9.7	3.15
Total investment securities	1,868.5	75.5	4.03
Commercial, financial, and agricultural loans	2,374.4	107.9	4.55
Real estate – construction loans	731.8	35.7	4.88
Mortgage – commercial loans	1,168.6	58.9	5.04
Total commercial loans	4,274.8	202.5	4.74
Mortgage – residential loans	453.8	27.4	6.04
Consumer loans	1,134.1	67.7	5.97
Loans secured with liquid collateral	607.7	17.5	2.88
Total retail loans	2,195.6	112.6	5.13
Total loans[1,2]	6,470.4	315.1	4.87
Total earning assets	8,362.7	391.0	4.67
Other assets	761.3		
Total assets	$9,124.0		
Liabilities and Stockholders' Equity			
Savings	$ 369.1	0.7	0.18
Interest-bearing demand	2,311.1	11.6	0.50
Certificates under $100,000	768.3	15.6	2.03
Local certificates $100,000 and over	177.7	3.0	1.69
Core interest-bearing deposits	3,626.2	30.9	0.85
National certificates $100,000 and over	2,039.5	29.3	1.44
Total interest-bearing deposits	5,665.7	60.2	1.06
Federal funds purchased and securities sold under agreements to repurchase	1,106.8	18.1	1.64
U.S. Treasury demand	9.5	0.1	1.10
Total short-term borrowings	1,116.3	18.2	1.63
Long-term debt	407.3	13.7	3.36
Total interest-bearing liabilities	7,189.3	92.1	1.28
Demand deposits	927.5		
Other noninterest funds	245.9		
Total funds used to support earning assets	8,362.7	92.1	1.10
Minority interest	0.4		
Stockholders' equity	850.5		
Equity used to support earning assets	(245.9)		
Other liabilities	156.3		
Total liabilities and stockholders' equity	$9,124.0		
Net interest income/margin		298.9	3.57%
Tax-equivalent adjustment		(4.5)	
Net interest income		$294.4	

1 Tax-advantaged income has been adjusted to a tax-equivalent basis using a combined statutory federal and state income tax rate of 35% for all years.

2 Loan balances include nonaccrual loans. Amortization of deferred loan fees has been included in interest income.

Note: Average rates are calculated using average balances based on historical cost and do not reflect market valuation adjustments.

2003			2002			2001			2000		
AVERAGE BALANCE	INCOME/ EXPENSE	AVERAGE RATE	AVERAGE BALANCE	INCOME/ EXPENSE	AVERAGE RATE	AVERAGE BALANCE	INCOME/ EXPENSE	AVERAGE RATE	AVERAGE BALANCE	INCOME/ EXPENSE	AVERAGE RATE
$ 28.5	$ 0.4	1.26%	$ 28.2	$ 0.6	2.14%	$ 28.7	$ 1.0	3.48%	$ 29.5	$ 1.8	6.13%
498.8	16.5	3.38	584.3	24.6	4.30	579.7	31.9	5.60	641.2	39.2	5.73
16.4	1.4	9.00	17.2	1.5	8.98	18.3	2.9	16.07	14.3	1.0	7.28
118.4	8.8	7.44	86.4	7.4	8.19	87.1	7.7	8.31	112.7	9.9	8.12
861.1	36.3	4.23	428.5	23.9	5.76	501.3	30.0	6.07	605.1	38.4	5.92
247.7	7.4	2.95	179.0	6.6	3.56	155.5	9.1	5.81	193.7	13.4	6.87
1,742.4	70.4	4.07	1,295.4	64.0	5.01	1,341.9	81.6	6.12	1,567.0	101.9	6.31
2,209.3	97.0	4.39	2,005.5	104.2	5.20	1,636.5	117.3	7.17	1,580.1	137.8	8.72
612.4	27.5	4.49	448.0	22.8	5.09	405.6	29.9	7.38	361.3	34.9	9.65
1,044.1	55.7	5.34	998.5	63.6	6.37	1,006.0	80.6	8.01	942.9	82.8	8.79
3,865.8	180.2	4.66	3,452.0	190.6	5.52	3,048.1	227.8	7.47	2,884.3	255.5	8.86
585.2	39.1	6.67	777.1	53.8	6.92	906.2	64.5	7.11	977.2	70.2	7.18
1,037.9	68.1	6.56	1,008.5	73.4	7.28	955.2	82.3	8.62	917.8	86.7	9.45
571.1	15.4	2.69	453.7	15.5	3.42	325.8	18.2	5.59	273.8	21.6	7.89
2,194.2	122.6	5.58	2,239.3	142.7	6.37	2,187.2	165.0	7.54	2,168.8	178.5	8.23
6,060.0	302.8	5.00	5,691.3	333.3	5.86	5,235.3	392.8	7.50	5,053.1	434.0	8.59
7,830.9	373.6	4.78	7,014.9	397.9	5.69	6,605.9	475.4	7.21	6,649.6	537.7	8.03
698.6			646.1			623.3			559.1		
$8,529.5			$7,661.0			$7,229.2			$7,208.7		
$ 366.0	0.6	0.16	$ 353.9	0.9	0.25	$ 346.8	2.7	0.78	$ 379.8	5.8	1.53
2,183.9	9.2	0.42	1,735.2	10.1	0.58	1,297.1	18.3	1.41	1,327.5	29.3	2.20
834.4	22.3	2.67	891.2	31.2	3.51	914.4	44.3	4.85	981.2	48.7	4.96
138.6	2.4	1.74	169.5	4.4	2.60	188.8	8.2	4.34	187.9	10.0	5.32
3,522.9	34.5	0.98	3,149.8	46.6	1.48	2,747.1	73.5	2.68	2,876.4	93.8	3.26
1,937.7	29.2	1.50	1,846.5	41.4	2.24	1,588.1	78.4	4.94	1,505.0	98.4	6.54
5,460.6	63.7	1.17	4,996.3	88.0	1.76	4,335.2	151.9	3.51	4,381.4	192.2	4.39
964.1	14.4	1.50	792.1	17.3	2.19	983.2	45.5	4.62	1,102.4	69.4	6.30
11.6	0.1	0.87	29.0	0.4	1.46	44.5	1.5	3.45	43.5	2.6	6.05
975.7	14.5	1.49	821.1	17.7	2.16	1,027.7	47.0	4.57	1,145.9	72.0	6.29
345.8	13.5	3.91	160.5	10.6	6.60	166.3	11.0	6.59	168.0	11.1	6.58
6,782.1	91.7	1.35	5,977.9	116.3	1.95	5,529.2	209.9	3.80	5,695.3	275.3	4.83
833.3			831.3			927.9			889.7		
215.5			205.7			148.8			64.6		
7,830.9	91.7	1.18	7,014.9	116.3	1.67	6,605.9	209.9	3.19	6,649.6	275.3	4.11
0.1			0.1			–			–		
769.6			719.6			640.8			531.5		
(215.5)			(205.7)			(148.8)			(64.6)		
144.4			132.1			131.3			92.2		
$8,529.5			$7,661.0			$7,229.2			$7,208.7		
	281.9	3.60%		281.6	4.02%		265.5	4.02%		262.4	3.92%
	(4.8)			(5.1)			(6.6)			(7.3)	
	$277.1			$276.5			$258.9			$255.1	

Five-Year Comparison of Average Statements of Condition

FOR THE YEAR ENDED DECEMBER 31 (IN MILLIONS)	2004	2003	2002	2001	2000
Assets					
Cash and due from banks	$ 212.2	$ 190.2	$ 189.1	$ 215.8	$ 194.7
Federal funds sold and securities purchased under agreements to resell	23.8	28.5	28.2	28.7	29.5
Investment securities:					
U.S. Treasury and government agencies	451.2	498.8	584.3	579.7	641.2
Obligations of state and political subdivisions	13.5	16.4	17.2	18.3	14.3
Preferred stock	120.9	118.4	86.4	87.1	112.7
Mortgage-backed securities	973.6	861.1	428.5	501.3	605.1
Other securities	309.3	247.7	179.0	155.5	193.7
Total investment securities	1,868.5	1,742.4	1,295.4	1,341.9	1,567.0
Loans:					
Commercial, financial, and agricultural	2,374.4	2,209.3	2,005.5	1,636.5	1,580.1
Real estate – construction	731.8	612.4	448.0	405.6	361.3
Mortgage – commercial	1,168.6	1,044.1	998.5	1,006.0	942.9
Total commercial loans	4,274.8	3,865.8	3,452.0	3,048.1	2,884.3
Mortgage – residential	453.8	585.2	777.1	906.2	977.2
Consumer	1,134.1	1,037.9	1,008.5	955.2	917.8
Loans secured with liquid collateral	607.7	571.1	453.7	325.8	273.8
Total retail loans	2,195.6	2,194.2	2,239.3	2,187.2	2,168.8
Total loans net of unearned income	6,470.4	6,060.0	5,691.3	5,235.3	5,053.1
Reserve for loan losses	(90.3)	(86.7)	(83.0)	(77.8)	(75.3)
Net loans	6,380.1	5,973.3	5,608.3	5,157.5	4,977.8
Premises and equipment	152.0	153.4	140.8	137.8	130.3
Goodwill	290.9	244.1	234.0	191.1	170.0
Other intangibles	31.1	22.1	12.2	7.1	9.3
Other assets	165.4	175.5	153.0	149.3	130.1
Total assets	$9,124.0	$8,529.5	$7,661.0	$7,229.2	$7,208.7
Liabilities and Stockholders' Equity					
Deposits:					
Noninterest-bearing demand	$ 927.5	$ 833.3	$ 831.3	$ 927.9	$ 889.7
Interest-bearing:					
Savings	369.1	366.0	353.9	346.8	379.8
Interest-bearing demand	2,311.1	2,183.9	1,735.2	1,297.1	1,327.5
Certificates under $100,000	768.3	834.4	891.2	914.4	981.2
Local certificates $100,000 and over	177.7	138.6	169.5	188.8	187.9
Total core deposits	4,553.7	4,356.2	3,981.1	3,675.0	3,766.1
National certificates $100,000 and over	2,039.5	1,937.7	1,846.5	1,588.1	1,505.0
Total deposits	6,593.2	6,293.9	5,827.6	5,263.1	5,271.1
Short-term borrowings:					
Federal funds purchased and securities sold under agreements to repurchase	1,106.8	964.1	792.1	983.2	1,102.4
U.S. Treasury demand	9.5	11.6	29.0	44.5	43.5
Total short-term borrowings	1,116.3	975.7	821.1	1,027.7	1,145.9
Other liabilities	156.3	144.4	132.1	131.3	92.2
Long-term debt	407.3	345.8	160.5	166.3	168.0
Total liabilities	8,273.1	7,759.8	6,941.3	6,588.4	6,677.2
Minority interest	0.4	0.1	0.1	–	–
Stockholders' equity	850.5	769.6	719.6	640.8	531.5
Total liabilities and stockholders' equity	$9,124.0	$8,529.5	$7,661.0	$7,229.2	$7,208.7

Five-Year Comparison of Statements of Income

FOR THE YEAR ENDED DECEMBER 31 (IN MILLIONS, EXCEPT SHARE AMOUNTS)	2004	2003	2002	2001	2000
Net Interest Income					
Interest income	$386.5	$368.8	$392.8	$468.8	$530.4
Interest expense	92.1	91.7	116.3	209.9	275.3
Net interest income	294.4	277.1	276.5	258.9	255.1
Provision for loan losses	(15.6)	(21.6)	(22.0)	(19.9)	(21.9)
Net interest income after provision for loan losses	278.8	255.5	254.5	239.0	233.2
Noninterest Income					
Advisory fees:					
Wealth Advisory Services	155.6	140.4	126.9	109.6	104.5
Corporate Client Services	71.6	67.3	64.3	54.9	46.7
Cramer Rosenthal McGlynn	10.9	5.3	7.7	6.3	1.6
Roxbury Capital Management	1.6	(2.3)	8.6	14.2	19.7
Total advisory fees	239.7	210.7	207.5	185.0	172.5
Amortization of affiliate goodwill and other intangibles	(2.5)	(1.7)	(1.3)	(8.2)	(7.5)
Advisory fees after amortization of affiliate goodwill and other intangibles	237.2	209.0	206.2	176.8	165.0
Service charges on deposit accounts	31.4	32.3	29.9	27.2	25.3
Other noninterest income	18.6	22.2	24.1	22.5	26.3
Securities gains/(losses)	(0.5)	0.7	2.0	1.5	(0.4)
Total noninterest income	286.7	264.2	262.2	228.0	216.2
Net interest and noninterest income	565.5	519.7	516.7	467.0	449.4
Noninterest Expense					
Salaries and wages	134.7	124.1	119.5	109.2	102.9
Incentives and bonuses	29.3	26.8	30.3	28.4	32.1
Employment benefits	40.7	35.6	32.6	29.2	27.9
Net occupancy	21.2	20.6	20.4	16.8	15.7
Furniture, equipment, and supplies	32.1	28.2	31.9	29.0	29.0
Other noninterest expense	86.0	76.7	75.2	64.3	57.1
Total noninterest expense	344.0	312.0	309.9	276.9	264.7
Net Income					
Income before income taxes, minority interest, and cumulative effect of change in accounting principle	221.5	207.7	206.8	190.1	184.7
Applicable income taxes	78.7	72.2	73.0	66.0	63.8
Net income before minority interest, and cumulative effect of change in accounting principle	142.8	135.5	133.8	124.1	120.9
Minority interest	0.9	1.1	0.6	–	–
Net income before cumulative effect of change in accounting principle	141.9	134.4	133.2	124.1	120.9
Cumulative effect of change in accounting principle (net of income taxes of $0.6 in 2001)	–	–	–	1.1	–
Net income	$141.9	$134.4	$133.2	$125.2	$120.9
Net income per share – basic:					
Before cumulative effect of change in accounting principle	$ 2.12	$ 2.04	$ 2.03	$ 1.90	$ 1.87
Cumulative effect of change in accounting principle	–	–	–	0.02	–
Net income per share – basic	$ 2.12	$ 2.04	$ 2.03	$ 1.92	$ 1.87
Net income per share – diluted:					
Before cumulative effect of change in accounting principle	$ 2.09	$ 2.02	$ 2.01	$ 1.88	$ 1.85
Cumulative effect of change in accounting principle	–	–	–	0.02	–
Net income per share – diluted	$ 2.09	$ 2.02	$ 2.01	$ 1.90	$ 1.85
Weighted average shares outstanding (IN THOUSANDS):					
Basic	66,793	65,869	65,617	65,147	64,610
Diluted	67,755	66,536	66,301	65,942	65,360
Net income as a percentage of:					
Average total assets	1.56%	1.58%	1.74%	1.73%	1.68%
Average stockholders' equity	16.68%	17.46%	18.51%	19.54%	22.75%

Summary of Consolidated Quarterly Results of Operations (UNAUDITED)

FOR THE YEAR ENDED DECEMBER 31 (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	2004				2003			
	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31
Interest income	$106.1	$ 97.8	$ 91.6	$ 91.0	$ 90.7	$ 90.5	$ 94.7	$ 92.8
Interest expense	29.7	23.8	19.4	19.2	20.3	22.4	24.5	24.5
Net interest income	76.4	74.0	72.2	71.8	70.4	68.1	70.2	68.3
Provision for loan losses	(4.0)	(2.9)	(3.2)	(5.5)	(5.0)	(5.7)	(5.9)	(4.9)
Net interest income after provision for loan losses	72.4	71.1	69.0	66.3	65.4	62.4	64.3	63.4
Noninterest income	75.5	68.8	70.2	72.7	73.0	66.3	63.0	61.1
Securities gains/(losses)	(1.1)	0.6	–	–	0.7	–	–	–
Net interest and noninterest income	146.8	140.5	139.2	139.0	139.1	128.7	127.3	124.5
Noninterest expense	91.5	86.9	82.4	83.2	80.0	75.2	77.1	79.6
Income before income taxes and minority interest	55.3	53.6	56.8	55.8	59.1	53.5	50.2	44.9
Applicable income taxes	19.9	19.2	19.9	19.8	20.8	18.8	17.4	15.3
Net income before minority interest	35.4	34.4	36.9	36.0	38.3	34.7	32.8	29.6
Minority interest	–	–	0.4	0.3	0.3	0.3	0.2	0.2
Net income	$ 35.4	$ 34.4	$ 36.5	$ 35.7	$ 38.0	$ 34.4	$ 32.6	$ 29.4
Net income per share – basic	$ 0.53	$ 0.51	$ 0.55	$ 0.54	$ 0.58	$ 0.52	$ 0.50	$ 0.45
Net income per share – diluted	$ 0.52	$ 0.50	$ 0.54	$ 0.53	$ 0.57	$ 0.52	$ 0.49	$ 0.44

Consolidated Statements of Condition

AS OF DECEMBER 31 (IN MILLIONS, EXCEPT SHARE AMOUNTS)	2004	2003
Assets		
Cash and due from banks	$ 248.6	$ 210.2
Federal funds sold and securities purchased under agreements to resell	63.3	3.8
Investment securities available for sale	1,810.2	1,875.2
Investment securities held to maturity (market value of $3.3 in 2004 and $4.5 in 2003)	3.1	4.2
Loans:		
Commercial, financial, and agricultural	2,505.2	2,275.2
Real estate – construction	735.4	699.8
Mortgage – commercial	1,246.8	1,078.2
Total commercial loans	4,487.4	4,053.2
Mortgage – residential	431.3	489.6
Consumer	1,239.6	1,077.1
Loans secured with liquid collateral	604.7	605.4
Total retail loans	2,275.6	2,172.1
Total loans net of unearned income	6,763.0	6,225.3
Reserve for loan losses	(89.7)	(89.9)
Net loans	6,673.3	6,135.4
Premises and equipment, net	150.3	152.3
Goodwill, net of accumulated amortization of $29.8 in 2004 and 2003	337.0	243.2
Other intangible assets, net of accumulated amortization of $15.0 in 2004 and $11.1 in 2003	43.8	24.0
Accrued interest receivable	38.3	39.5
Other assets	142.3	132.4
Total assets	$9,510.2	$8,820.2
Liabilities and Stockholders' Equity		
Deposits:		
Noninterest-bearing demand	$1,118.8	$1,025.5
Interest-bearing:		
Savings	355.5	369.0
Interest-bearing demand	2,442.5	2,364.1
Certificates under $100,000	765.4	788.3
Local certificates $100,000 and over	305.4	130.3
Total core deposits	4,987.6	4,677.2
National certificates $100,000 and over	1,884.3	1,900.0
Total deposits	6,871.9	6,577.2
Short-term borrowings:		
Federal funds purchased and securities sold under agreements to repurchase	1,120.2	820.5
U.S. Treasury demand deposits	37.1	48.3
Line of credit	–	8.0
Total short-term borrowings	1,157.3	876.8
Accrued interest payable	25.6	23.6
Other liabilities	141.4	134.5
Long-term debt	408.6	407.1
Total liabilities	8,604.8	8,019.2
Minority interest	0.1	0.2
Stockholders' equity:		
Common stock: $1.00 par value, authorized 150,000,000 shares, issued 78,528,346 shares	78.5	78.5
Capital surplus	95.2	54.6
Retained earnings	1,015.3	948.4
Accumulated other comprehensive income	(22.7)	(16.1)
Total contributed capital and retained earnings	1,166.3	1,065.4
Less: Treasury stock: 11,122,924 shares in 2004 and 12,465,014 shares in 2003, at cost	(261.0)	(264.6)
Total stockholders' equity	905.3	800.8
Total liabilities and stockholders' equity	$9,510.2	$8,820.2

See Notes to Consolidated Financial Statements

Consolidated Statements of Income

FOR THE YEAR ENDED DECEMBER 31 (IN MILLIONS, EXCEPT SHARE AMOUNTS)	2004	2003	2002
Net Interest Income			
Interest and fees on loans	$313.7	$301.1	$331.0
Interest and dividends on investment securities:			
Taxable interest	64.2	59.5	54.1
Tax-exempt interest	0.8	0.9	1.0
Dividends	7.4	6.9	6.1
Interest on federal funds sold and securities purchased under agreements to resell	0.4	0.4	0.6
Total interest income	386.5	368.8	392.8
Interest on deposits	60.2	63.7	88.0
Interest on short-term borrowings	18.2	14.5	17.7
Interest on long-term debt	13.7	13.5	10.6
Total interest expense	92.1	91.7	116.3
Net interest income	294.4	277.1	276.5
Provision for loan losses	(15.6)	(21.6)	(22.0)
Net interest income after provision for loan losses	278.8	255.5	254.5
Noninterest Income			
Advisory fees:			
Wealth Advisory Services:			
Trust and investment advisory fees	110.2	97.1	88.8
Mutual fund fees	20.0	22.3	22.1
Planning and other services	25.4	21.0	16.0
Total Wealth Advisory Services	155.6	140.4	126.9
Corporate Client Services:			
Capital markets services	31.1	31.4	32.2
Entity management services	22.6	20.9	17.3
Retirement services	11.8	9.8	9.0
Cash management services	6.1	5.2	5.8
Total Corporate Client Services	71.6	67.3	64.3
Cramer Rosenthal McGlynn	10.9	5.3	7.7
Roxbury Capital Management	1.6	(2.3)	8.6
Total advisory fees	239.7	210.7	207.5
Amortization of other intangibles	(2.5)	(1.7)	(1.3)
Advisory fees after amortization of affiliate goodwill and other intangibles	237.2	209.0	206.2
Service charges on deposit accounts	31.4	32.3	29.9
Loan fees and late charges	6.1	8.1	7.7
Card fees	8.6	9.4	10.7
Other noninterest income	3.9	4.7	5.7
Securities gains/(losses)	(0.5)	0.7	2.0
Total noninterest income	286.7	264.2	262.2
Net interest and noninterest income	$565.5	$519.7	$516.7

FOR THE YEAR ENDED DECEMBER 31 (IN MILLIONS, EXCEPT SHARE AMOUNTS)	2004	2003	2002
Noninterest Expense			
Salaries and wages	$134.7	$124.1	$119.5
Incentives and bonuses	29.3	26.8	30.3
Employment benefits	40.7	35.6	32.6
Net occupancy	21.2	20.6	20.4
Furniture, equipment, and supplies	32.1	28.2	31.9
Advertising and contributions	8.5	8.0	9.5
Servicing and consulting fees	21.1	16.3	13.5
Travel, entertainment, and training	8.7	6.9	7.5
Originating and processing fees	9.0	7.8	7.3
Other noninterest expense	38.7	37.7	37.4
Total noninterest expense	344.0	312.0	309.9
Net Income			
Income before income taxes and minority interest	221.5	207.7	206.8
Income tax expense	78.7	72.2	73.0
Net income before minority interest	$142.8	$135.5	$133.8
Minority interest	0.9	1.1	0.6
Net income	$141.9	$134.4	$133.2
Net income per share:			
Basic	$ 2.12	$ 2.04	$ 2.03
Diluted	$ 2.09	$ 2.02	$ 2.01
Weighted average shares outstanding (IN THOUSANDS):			
Basic	66,793	65,869	65,617
Diluted	67,755	66,536	66,301

See Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Stockholders' Equity

(IN MILLIONS, EXCEPT SHARE AMOUNTS)	COMMON STOCK	CAPITAL SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS)	TREASURY STOCK	TOTAL
2004						
Balance at January 1, 2004	$78.5	$54.6	$ 948.4	$(16.1)	$(264.6)	$800.8
Comprehensive income:						
Net income	–	–	141.9	–	–	141.9
Other comprehensive income, net of tax						
Unrealized losses on securities, net of income taxes of $(2.3)	–	–	–	(4.1)	–	(4.1)
Reclassification adjustment for security losses included in net income, net of income taxes of $0.2	–	–	–	0.3	–	0.3
Net unrealized losses on securities				(3.8)		
Reclassification adjustment for derivative gains included in net income, net of income taxes of $(0.1)	–	–	–	(0.2)	–	(0.2)
Foreign currency translation adjustments net of income taxes of $(0.0)	–	–	–	0.1	–	0.1
Minimum pension/SERP liability adjustment, net of income taxes of $(1.5)	–	–	–	(2.7)	–	(2.7)
Total comprehensive income						135.3
Cash dividends paid – $1.125 per share	–	–	(75.0)	–	–	(75.0)
Common stock issued under employment benefit plans and to the Board of Directors (575,660 shares issued)	–	8.4	–	–	7.3	15.7
Common stock issued for purchase of subsidiary (1,316,654 shares issued)	–	32.2	–	–	16.2	48.4
Acquisition of treasury stock (550,224 shares acquired)	–	–	–	–	(19.9)	(19.9)
Balance at December 31, 2004	$78.5	$95.2	$1,015.3	$(22.7)	$(261.0)	$905.3
2003						
Balance at January 1, 2003	$78.5	$49.2	$ 884.2	$ (1.2)	$(269.4)	$741.3
Comprehensive income:						
Net income	–	–	134.4	–	–	134.4
Other comprehensive income, net of tax						
Unrealized losses on securities, net of income taxes of $(5.5)	–	–	–	(10.0)	–	(10.0)
Reclassification adjustment for security gains included in net income, net of income taxes of $(0.3)	–	–	–	(0.4)	–	(0.4)
Net unrealized losses on securities				(10.4)		
Reclassification adjustment for derivative gains included in net income, net of income taxes of $(0.1)	–	–	–	(0.2)	–	(0.2)
Foreign currency translation adjustments net of income taxes of $(0.1)	–	–	–	0.2	–	0.2
Minimum pension/SERP liability adjustment, net of income taxes of $(2.3)	–	–	–	(4.5)	–	(4.5)
Total comprehensive income						119.5
Cash dividends paid – $1.065 per share	–	–	(70.2)	–	–	(70.2)
Common stock issued under employment benefit plans and to the Board of Directors (471,222 shares issued)	–	5.4	–	–	5.9	11.3
Acquisition of treasury stock (35,635 shares acquired)	–	–	–	–	(1.1)	(1.1)
Balance at December 31, 2003	$78.5	$54.6	$ 948.4	$(16.1)	$(264.6)	$800.8

(IN MILLIONS, EXCEPT SHARE AMOUNTS)	COMMON STOCK	CAPITAL SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS)	TREASURY STOCK	TOTAL
2002						
Balance at January 1, 2002	$39.3	$78.2	$817.0	$ 10.0	$(262.0)	$682.5
Comprehensive income:						
Net income	–	–	133.2	–	–	133.2
Other comprehensive income, net of tax						
Unrealized gains on securities, net of income taxes of $1.9	–	–	–	3.5	–	3.5
Reclassification adjustment for security gains included in net income, net of income taxes of $(0.7)	–	–	–	(1.3)	–	(1.3)
Net unrealized gains on securities				2.2		
Reclassification adjustment for derivative gains included in net income, net of income taxes of $(1.0)	–	–	–	(0.2)	–	(0.2)
Foreign currency translation adjustments, net of income taxes of $(0.3)	–	–	–	0.6	–	0.6
Minimum pension liability adjustment, net of income taxes of $(7.5)	–	–	–	(13.8)	–	(13.8)
Total comprehensive income						122.0
Cash dividends paid – $1.005 per share	–	–	(66.0)	–	–	(66.0)
Stock dividend – 100% (32,836,677 shares issued, 6,427,496 treasury shares)	39.2	(39.2)	–	–	–	–
Common stock issued under employment benefit plans and to the Board of Directors (332,561 shares issued)	–	5.2	–	–	7.3	12.5
Nonemployee stock option expense	–	0.1	–	–	–	0.1
Common stock issued for purchase of subsidiary (141,489 shares issued)	–	4.9	–	–	4.0	8.9
Acquisition of treasury stock (383,199 shares acquired)	–	–	–	–	(18.7)	(18.7)
Balance at December 31, 2002	$78.5	$49.2	$884.2	$ (1.2)	$(269.4)	$741.3

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

FOR THE YEAR ENDED DECEMBER 31 (IN MILLIONS)	2004	2003	2002
Operating Activities			
Net income	$ 141.9	$ 134.4	$ 133.2
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	15.6	21.6	22.0
Provision for depreciation and other amortization	19.6	18.6	21.2
Amortization of goodwill and other intangible assets	3.9	3.0	2.4
Minority interest in net income	0.9	1.1	0.6
Compensation expense – nonemployee stock options	–	–	0.1
Amortization of discounts and premiums on investment securities available for sale	12.1	14.7	15.3
Deferred income taxes	9.0	(5.3)	5.8
Originations of residential mortgages available for sale	(78.5)	(198.2)	(129.6)
Gross proceeds from sales of residential mortgages	79.9	201.5	131.7
Gains on sales of residential mortgages	(1.4)	(3.3)	(2.1)
Securities losses/(gains)	0.5	(0.7)	(2.0)
Income tax benefit realized on employee exercise of stock options	1.2	0.8	1.4
(Increase)/decrease in other assets	(14.3)	7.1	(23.1)
Increase in other liabilities	8.4	1.8	10.8
Net cash provided by operating activities	$ 198.8	$ 197.1	$ 187.7
Investing Activities			
Proceeds from sales of investment securities available for sale	$ 67.4	$ 19.6	$ 114.6
Proceeds from maturities of investment securities available for sale	1,360.3	1,061.1	661.3
Proceeds from maturities of investment securities held to maturity	1.1	0.6	11.8
Purchases of investment securities available for sale	(1,381.2)	(1,642.2)	(865.0)
Purchases of investment securities held to maturity	–	–	(0.1)
Investments in affiliates	(15.7)	(5.9)	(16.9)
Cash paid for purchase of subsidiary	(56.1)	–	(19.1)
Purchase of minority interest	(1.4)	–	–
Purchases of residential mortgages	(9.9)	(5.2)	(3.3)
Net increase in loans	(543.6)	(211.9)	(551.4)
Purchases of premises and equipment	(42.1)	(27.6)	(40.8)
Dispositions of premises and equipment	24.9	12.2	4.8
Net cash used for investing activities	$ (596.3)	$ (799.3)	$(704.1)

FOR THE YEAR ENDED DECEMBER 31 (IN MILLIONS)	2004	2003	2002
Financing Activities			
Net increase in demand, savings, and interest-bearing demand deposits	$ 158.2	$ 386.1	$ 347.7
Net increase/(decrease) in certificates of deposit	136.5	(146.0)	398.6
Net increase/(decrease) in federal funds purchased and securities sold under agreements to repurchase	299.7	161.7	(169.5)
Net (decrease)/increase in U.S. Treasury demand	(11.2)	6.4	(53.0)
Proceeds from issuance of long-term debt	–	246.6	–
Net (decrease)/increase in line of credit	(8.0)	(26.0)	0.5
Cash dividends	(75.0)	(70.2)	(66.0)
Distributions to minority shareholders	(0.8)	(0.9)	(0.6)
Proceeds from common stock issued under employment benefit plans, net of taxes	15.7	10.5	11.1
Payments for common stock acquired through buybacks	(19.9)	(1.1)	(18.7)
Net cash provided by financing activities	495.2	567.1	450.1
Effect of foreign currency translation on cash	0.2	0.2	0.1
Increase/(decrease) in cash and cash equivalents	97.9	(34.9)	(66.2)
Cash and cash equivalents at beginning of year	214.0	248.9	315.1
Cash and cash equivalents at end of year	$ 311.9	$ 214.0	$ 248.9
Supplemental Disclosure of Cash Flow Information			
Cash paid during the year for:			
Interest	$ 90.1	$ 97.8	$ 121.2
Taxes	81.8	63.3	74.8
Liabilities were assumed in conjunction with the acquisitions of Balentine Holdings, Inc., SPV Management Limited, Rodney Square Investors, L.P., Cramer Rosenthal McGlynn, LLC, Roxbury Capital Management, LLC, Camden Partners Holdings, LLC, and Grant Tani Barash & Altman, LLC as follows:			
Fair value of assets acquired	$ 5.3	$ 5.9	$ 41.0
Goodwill and other intangible assets acquired	116.9	–	20.6
Common stock issued	(48.4)	–	(8.8)
Cash paid	(71.8)	(5.9)	(36.0)
Liabilities assumed	$ 2.0	$ –	$ 16.8

See Notes to Consolidated Financial Statements

1. Summary of significant accounting policies

NATURE OF BUSINESS – Wilmington Trust Corporation (the Corporation) is (we are) a Delaware corporation and a financial holding company under the Bank Holding Company Act. We are a relationship management company that helps clients increase and preserve their wealth. We do this by engaging in fiduciary, wealth management, investment advisory, financial planning, insurance, broker-dealer services, deposit taking, and lending activities.

We manage our company through three businesses, each of which targets specific types of clients, provides different kinds of services, and has a different geographic scope:

- Regional Banking, which offers commercial banking services throughout the Delaware Valley region to family-owned or closely held businesses with annual sales of up to $250 million, and serves consumer banking clients in Delaware. Our lending services include commercial loans, commercial and residential mortgages, and construction and consumer loans. Our deposit products include demand checking, certificates of deposit, negotiable order of withdrawal accounts, and various savings and money market accounts.

- Corporate Client Services, which serves national and multinational institutions with a variety of trust, custody, and administrative services that support capital markets transactions, entity management, and retirement plans.

- Wealth Advisory Services, which serves high-net-worth clients in all 50 states. This business offers financial planning, asset management, investment counseling, trust services, estate settlement, private banking, tax preparation, mutual fund services, broker-dealer services, insurance services, business management services, and family office services.

Because we actively seek to deepen our client relationships to the fullest extent possible, many of our clients use services from two and, in some cases, all three of these businesses.

We provide our services through various legal entities and subsidiaries that we own in whole or in part. Our primary wholly owned subsidiary is Wilmington Trust Company (WTC), a Delaware-chartered bank and trust company that was formed in 1903. At December 31, 2004, WTC had 44 branch offices in Delaware.

We own two other depository institutions through which we conduct business in the United States outside of Delaware:

- Wilmington Trust of Pennsylvania (WTPA), a Pennsylvania-chartered bank and trust company; and

- Wilmington Trust FSB (WTFSB), a federally chartered savings bank and registered investment advisor, through which we conduct business in California, Florida, Georgia, Maryland, Nevada, and New York.

We also own two other registered investment advisors:

- Rodney Square Management Corporation (RSMC), which oversees the Wilmington family of mutual funds; and

- Wilmington Trust Investment Management, LLC (WTIM), which sets our investment and asset allocation policies, and selects the independent asset managers we use in our investment consulting services. WTIM was known as Balentine & Company, LLC, prior to January 2005.

We also own three investment holding companies:

- WT Investments, Inc. (WTI), which holds interests in four asset management firms, including our money manager affiliates, Cramer Rosenthal McGlynn, LLC (CRM) and Roxbury Capital Management, LLC (RCM);

- Wilmington Trust (UK) Limited (WTL), through which we conduct business outside the United States through SPV Management and its subsidiaries; and

- GTBA Holdings, Inc. (GTBAH), through which we offer business management and family office services for high-net-worth clients through GTBAH's subsidiary, Grant Tani Barash & Altman, LLC (GTBA).

We compete for deposits, loans, assets under management, and the opportunity to provide trust, brokerage, and other services related to financial planning and management. Our competitors include other trust companies, full-service banks, deposit-taking institutions, mortgage lenders, credit card issuers, credit acceptance corporations, securities dealers, asset managers, investment advisors, mutual fund companies, insurance companies, and other financial institutions.

We are subject to the regulations of, and undergo periodic examinations by, the Federal Reserve Bank, Federal Deposit Insurance Corporation, Office of Thrift Supervision, Delaware Department of Banking, Pennsylvania Department of Banking, and other federal and state regulatory agencies.

BASIS OF PRESENTATION – We maintain our accounting records and prepare our financial statements on the accrual basis of accounting. This basis conforms to accounting principles generally accepted in the United States (GAAP), and with reporting practices prescribed for the banking industry. Using these principles, we make estimates and assumptions about the reserve for loan losses; stock-based employee compensation; revenue recognition from the Corporate Client Services business and our affiliate money managers; goodwill impairments; loan origination fees; and mortgage servicing assets.

The estimates and assumptions we make affect the amounts we report in our financial statements and notes. Actual results may differ from our estimates.

Our consolidated financial statements include the accounts of Wilmington Trust Corporation and WTC, WTPA, WTFSB, RSMC, WTIM, WTI, WTL, and GTBAH. We eliminate intercompany balances and transactions in consolidation. We have reclassified certain prior year amounts to conform to current year presentation. We have adjusted all common stock and per-share amounts to reflect the 100% stock dividend paid on June 17, 2002.

ACCOUNTING POLICIES

CASH – We define cash and cash equivalents as those amounts included in our balance sheet as "Cash and due from banks" and "Federal funds sold and securities purchased under agreements to resell."

INVESTMENT SECURITIES – We classify debt securities that we have the intent and ability to hold until they mature as "held to maturity," and carry them at historical cost, adjusted for any amortization of premium or accretion of discount. Marketable equity and debt securities that we do not classify as "held to maturity" are classified as "available for sale," and carried at fair value, with the unrealized gains and losses, net of taxes, reported as a part of "Other comprehensive income" within stockholders' equity.

We include realized gains and losses, and declines in value judged to be other than temporary, in earnings. We use the specific identification method to determine the cost of a security we have sold. Premiums and discounts are amortized and accreted, respectively, as an adjustment of the securities' yield using the interest method, adjusted for the effects of prepayments on the underlying assets.

LOANS – We generally state loans at their outstanding unpaid principal balance, net of any deferred fees or costs on originated loans, and net of any unamortized premiums or discounts on purchased loans. We accrue and recognize interest income based on the principal amount outstanding. We defer loan origination and commitment fees, net of certain direct origination costs, and we amortize the net amounts over the contractual lives of the loans as adjustments to the yield, using the interest method.

When we doubt that we will be able to collect interest or principal, we stop accruing interest. We consider a loan impaired when it is probable that the borrower will be unable to pay all amounts due according to the contractual terms of the loan agreement. We generally place loans, including those determined to be impaired under Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan," on nonaccrual status after they have become 90 days past due. For installment and revolving consumer loans, we accrue interest income until we charge off the loan, which generally occurs when installment loans are 120 days past due and when revolving consumer loans are 180 days past due. We continue to pursue collection on nonaccruing loans.

We return loans to accrual status when all principal and interest delinquencies have been made current, and when we are reasonably assured that contractual payments will continue. Normally this occurs after six months of satisfactory payment performance.

RESERVE FOR LOAN LOSSES – We establish the reserve for loan losses by charging a provision for loan losses against income. We reassess the reserve quarterly, and we charge loans deemed uncollectible against the reserve quarterly. We credit recoveries, if any, to the reserve. The process we use to calculate the reserve has provided a high degree of reserve adequacy over an extended period of time, and we believe that our methodology is sound.

Our policy is to maintain a reserve for loan losses that is our best estimate of known and inherent estimated losses, based on subjective judgments regarding loan collectibility. Staff who are not responsible for lending evaluate the reserve quarterly. In evaluating the reserve, we consider current micro and macroeconomic factors, historical net loss experience, current delinquency trends, and movement within our internal risk rating classifications, among other matters. We have established the reserve in accordance with GAAP, and we have applied our reserve methodology consistently for all periods presented.

For commercial loans, we maintain reserve allocations at various levels. We typically establish impairment reserve allocations for nonperforming commercial loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." These impairment reserves are based on the present value of anticipated cash flows discounted at the loan's effective interest rate at the date the loan is determined to be impaired or, for collateral-dependent loans, the fair value of the collateral. For collateral-dependent loans, we obtain appraisals for all significant properties. Specific reserve allocations represent subjective estimates of probable losses and consider estimated collateral shortfalls.

For all commercial loans and letters of credit that are not subject to specific impairment allocations, we assign a general reserve based on an eight-point risk-rating classification system that we maintain internally. The definitions and reserve allocation percentages for all adverse classifications are consistent with current regulatory guidelines.

For retail loans, we use historical trend data to determine reserve allocations. We establish specific allocations for problem credits we have identified, which typically represent loans that are nearing our policy guidelines for charge-off recognition. We establish general allocations for the remainder of the retail portfolio by applying a ratio to the outstanding balances that considers the net loss experience recognized over a historical period for the respective loan product. We adjust the allocations as necessary.

A portion of the reserve is not allocated specifically to commercial or retail loans. This portion represents probable or inherent losses that may be caused by certain business conditions for which we have not accounted otherwise. These conditions include current economic and market conditions, the complexity of the loan portfolio, payment performance, migration within the internal risk rating classification, the amount of loans we seriously doubt will be repaid, the impact of litigation, and bankruptcy trends.

Various regulatory agencies, as an integral part of their examination processes, periodically review the reserves of our banking affiliates. These agencies base their judgments on information that is available to them when they conduct their examinations, and they may require us to make adjustments to the reserve.

Determining the reserve is inherently subjective. Estimates we make, including estimates of the amounts and timing of payments we expect to receive on impaired loans, may be susceptible to significant change. If actual circumstances differ substantially from the assumptions we used to determine the reserve, future adjustments to the reserve may be necessary, which could have a material effect on our financial performance.

PREMISES AND EQUIPMENT – We record premises and equipment at cost, less accumulated depreciation. We capitalize and depreciate improvements on the straight-line basis over the estimated useful life of the asset as follows:

- Buildings and improvements over an estimated useful life of 39 years.
- Leasehold improvements over the life of the lease plus renewal options.
- Furniture and equipment over an estimated useful life of three, five, or seven years.

We include gains or losses on dispositions of property and equipment in income as they are realized.

GOODWILL AND OTHER INTANGIBLE ASSETS – Before 2002, goodwill was subject to periodic amortization in accordance with the provisions of Accounting Principles Board (APB) No. 17, "Intangible Assets." This treatment provided for a gradual reduction in the book value of the assets over their useful lives, which for us was generally 10 to 15 years. This treatment allowed changes to amortization if later events and circumstances warranted a revised estimate of the useful lives of the assets. Additionally, under APB No. 17, estimations of value and future benefits may require that the unamortized cost be reduced, which would result in a reduction in net income.

In 2002 we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which eliminated the requirement to amortize goodwill, and substituted impairment testing in its place. The purpose of impairment testing is to ensure that an amount we record for goodwill does not exceed the asset's actual fair value. We test for impairment annually, using a methodology that is consistent with how the value of the associated asset was assigned originally. If this testing indicates that the fair value of the asset is less than its book value, we are required to record an impairment expense. Impairment testing may cause more volatility in reported income than amortization of goodwill, because impairment losses are likely to occur irregularly and in varying amounts.

All of the goodwill on our books is related to acquisitions we have made and firms in which we have invested, such as affiliate money managers CRM and RCM. A substantial loss of either client accounts and/or assets under management at these firms would trigger impairment testing using a discounted cash flow approach. A decline in the fair value of our investment in any of these firms could cause us to record an impairment expense.

We amortize other intangible assets on the straight-line or sum-of-the years'-digits basis over the estimated useful life of the asset. We currently amortize mortgage servicing rights over an estimated useful life of approximately eight years, and client lists over an estimated useful life of 15 to 20 years.

OTHER REAL ESTATE OWNED (OREO) – OREO consists of assets that we have acquired through foreclosure, by accepting a deed in lieu of foreclosure, or by taking possession of assets that were used as loan collateral. We report OREO as a component of "Other assets" on our balance sheet at the lower of their cost or estimated fair value less cost to sell, adjusted periodically based on current appraisals.

DERIVATIVE FINANCIAL INSTRUMENTS – SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," requires us to recognize all derivative financial instruments on our Statements of Condition at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is recognized in earnings immediately. To determine fair value, we use pricing models that incorporate assumptions about market conditions and risks that are current as of the reporting date.

We enter into derivative instruments such as interest rate swaps and floors to help us manage interest rate risk and to help reduce the impact of fluctuating interest rates within identifiable asset categories, principally floating-rate commercial loans and commercial mortgage loans. We also have used interest rate swaps in conjunction with our subordinated long-term debt issues.

We employ interest rate swaps to accommodate the needs of our clients. Clients may convert floating-rate loan payments to fixed-rate loan payments, without exposing us to interest rate risk, by entering into an interest rate swap contract with us. We then offset this interest rate risk by entering into a mirror swap with a third party. In the mirror swap, the third party exchanges the client's fixed-interest-rate payments for floating-rate payments. We retain the credit risk associated with the potential failure of counterparties.

Swaps are contracts to exchange, at specified intervals, the difference between fixed- and floating-rate interest amounts computed on contractual notional principal amounts. Floors are contracts that generate interest payments to us that are based on the difference between the floating-rate index and a predetermined strike rate of the specific floor when the index is below the strike rate. When the index is equal to or above the strike rate, we do not receive or make any payments.

Changes in the fair value of the floors attributed to the change in "time value" are excluded when assessing the hedge's effectiveness, and are recorded to "Other noninterest income" on our income statement. Changes in fair value that are determined to be ineffective also are recorded to "Other noninterest income" on the income statement. The effective portion of the change in fair value is recorded in "Other comprehensive income" on our balance sheet. For more information about the fair value of derivatives, please refer to Note 13, "Fair value of financial instruments," on page 73 of this report.

We do not hold or issue derivative financial instruments for trading purposes.

REVENUE RECOGNITION – With the exception of nonaccrual loans, we recognize all sources of income on the accrual basis. These include interest income, advisory fees, service charges, loan fees, late charges, and other noninterest income. We recognize interest income from nonaccrual loans on a cash basis.

STOCK-BASED COMPENSATION PLANS – We account for our stock-based employee compensation plans under the "intrinsic value" approach, in accordance with the provisions of APB Opinion No. 25, rather than under the "fair value" approach prescribed in SFAS No. 123, "Accounting for Stock-based Compensation." The "intrinsic value" approach limits the compensation expense to the excess of a stock option's market price on the grant date over the option's exercise price. Since our stock-based employee compensation option plans have exercise prices equal to market values on the grant date, no compensation expense is recognized in the financial statements. The "fair value" approach under SFAS No. 123 takes into account the time value of the option and will generally result in compensation expense being recorded when the option is granted.

Each year since the inception of SFAS No. 123, we have disclosed, in this report and in our quarterly Form 10-Q reports, what the earnings impact would have been had we followed the "fair value" approach under SFAS No. 123. In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised), which will disallow use of the "intrinsic value" approach beginning in the third quarter of 2005, and require us to recognize in our income statement the expenses associated with the value of all stock options granted but not yet fully vested.

If we had accounted for stock-based compensation under SFAS No. 123, our net income would have been as shown in the following pro forma disclosure. We used a Black-Scholes option pricing model to determine stock compensation expense.

Stock-based compensation pro forma disclosure

(IN MILLIONS, EXCEPT PER SHARE DATA)	2004	2003	2002
Net income as reported	$141.9	$134.4	$133.2
Expense determined under "fair value" method, net of related tax effects	(5.1)	(3.9)	(4.5)
Pro forma net income	$136.8	$130.5	$128.7
Basic earnings per share reported	$ 2.12	$ 2.04	$ 2.03
Basic earnings per share pro forma	$ 2.05	$ 1.98	$ 1.96
Diluted earnings per share reported	$ 2.09	$ 2.02	$ 2.01
Diluted earnings per share pro forma	$ 2.02	$ 1.96	$ 1.94

When we make grants of restricted stock to certain employees, we amortize the value of the award into compensation expense over the applicable vesting period, and we record forfeitures as they are incurred. During the vesting period, award holders have the rights of stockholders, including the right to vote and receive cash dividends, but they may not transfer ownership of the stock. During 2004, we recognized expense in connection with restricted stock awards of $0.1 million.

For more information about our stock-based compensation plans, please refer to Note 18, "Stock-based compensation," on page 80 of this report.

INCOME TAXES – We use the asset and liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. These temporary differences are measured at prevailing enacted tax rates that will be in effect when the differences are settled or realized.

We file a consolidated federal tax return that excludes subsidiaries Brandywine Life Insurance Company; Rodney Square Investors, L.P.; Wilmington Trust (Cayman), Ltd.; Wilmington Trust (Channel Islands), Ltd.; and WTL. Brandywine Life Insurance Company and Rodney Square Investors, L.P. file federal tax returns separately. Wilmington Trust (Cayman), Ltd., Wilmington Trust (Channel Islands), Ltd., and WTL are foreign companies not subject to United States federal income taxes.

We record low-income housing and rehabilitation investment tax credits using the equity and the effective yield methods, respectively, in accordance with Emerging Issues Task Force (EITF) Abstract No. 94-1.

PER-SHARE DATA – Basic net income per share is based on the weighted average number of shares outstanding during each year. Diluted net income per share includes the dilutive effect of shares issuable under stock option plans. For more information about our earnings per share calculations, please refer to Note 20, "Earnings per share," on page 82 of this report.

COMPREHENSIVE INCOME – In accordance with SFAS No. 130, "Reporting Comprehensive Income," we include unrealized gains or losses on our available-for-sale securities, additional minimum pension liabilities, derivative gains and losses, and foreign currency translation adjustments in comprehensive income.

2. Recent accounting pronouncements

FIN No. 46R: On December 24, 2003, the FASB issued Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" (FIN 46R or the Interpretation), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and, accordingly, whether it should consolidate the entity. This Interpretation replaces Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46), which was issued on January 17, 2003. FIN 46R requires us to review our degree of involvement in an entity to determine if we should consolidate the entity or make disclosures about our level of involvement in the entity. We must apply FIN 46R to entities considered special purpose entities for periods ending after March 31, 2004. The application of this Interpretation did not have a material impact on our consolidated earnings, financial condition, or equity, nor has there been any requirement for disclosure under the Interpretation.

SFAS No. 123 (revised): On December 17, 2004, the FASB issued SFAS No. 123 (revised), "Share-Based Payment," which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." The new pronouncement is similar in approach to Statement 123, but it requires us to recognize the fair value of all share-based payments to employees in our financial statements. This pronouncement will be effective for us beginning in the third quarter of 2005, and will cause us to record additional compensation expense in our income statement. We expect the annual cost of SFAS No. 123 (revised) to approximate the pro forma amounts as shown in Note 1, "Stock-based compensation plans." We currently use the "intrinsic value" approach to accounting for stock-based compensation as permitted under APB Opinion No. 25. We have adopted the disclosure requirements of SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," and have reported the pro-forma impact of this Statement in Note 1 of these financial statements.

SFAS No. 150: In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement established standards for how an issuer would treat financial instruments with the characteristics of both liabilities and equity. This Statement was effective for the first interim period ending after June 15, 2003. The adoption of this Statement did not have an impact on our consolidated earnings, financial condition, or equity.

3. Affiliates and acquisitions

CRAMER ROSENTHAL MCGLYNN – WT Investments, Inc. (WTI) has an equity interest in Cramer Rosenthal McGlynn, LLC (CRM), an investment advisory firm with offices in New York and White Plains, New York. CRM specializes in value-style equity and hedge fund investing for institutional clients and wealthy individuals and families.

WTI acquired its first interest, and the ability to increase its interest in the future, in CRM on January 2, 1998. The following table shows how WTI's ownership position has changed since then.

AT DECEMBER 31	2004	2003	2002	2001	2000	1999
WTI interest in CRM	77.24%	69.14%	63.47%	56.53%	56.53%	34.00%

Under the CRM acquisition agreement, principal members and certain key employees (principals) of CRM were granted options to purchase interests in CRM. If all of these options had been exercised at December 31, 2004, WTI's equity interest would have been reduced to 58.25%.

The acquisition agreement also allows these same principals, subject to certain restrictions, to put their interests in CRM to WTI, which would increase WTI's equity interest. Conversely, WTI, subject to certain restrictions, may call interests held by principals of CRM, which also would increase WTI's equity interest. In the event of a change in control of the Corporation, the principals of CRM may call the interests held by WTI and retain ownership.

We account for WTI's investment in CRM under the equity method of accounting, and record it in the "Goodwill," "Other intangible assets," and "Other assets" lines of our Consolidated Statements of Condition. CRM's financial results are not consolidated with ours, in part because other CRM owners retain control over certain governance matters. We record income from CRM, net of expenses, in our Consolidated Statements of Income. The amounts recorded reflect WTI's ownership position in CRM as of the dates of the Statements.

ROXBURY CAPITAL MANAGEMENT – On July 31, 1998, WTI acquired 100% of the preferred interests of Roxbury Capital Management, LLC (RCM), an asset management firm headquartered in Santa Monica, California. RCM manages fixed income, core equity, and small-, mid-, and large-capitalization growth-style equity investments for institutional and individual clients.

This transaction entitles WTI to a preferred profits interest equal to 30% of RCM's revenues. In 2000, WTI acquired 10.96% of the common interests of RCM. The following table shows how WTI's ownership position has changed since those investments.

AT DECEMBER 31	2004	2003	2002	2001
WTI ownership of RCM's preferred profits	30.00%	30.00%	30.00%	30.00%
WTI ownership of RCM's common interests	41.23%	41.23%	40.91%	40.25%

Under the RCM acquisition agreement, principal members and certain key employees (principals) of RCM were granted options to purchase common interests in RCM that were owned by WTI. If all of these options had been exercised at December 31, 2004, WTI's common interests would have been reduced to 33.92%.

The acquisition agreement also allows these same principals to put their common interests in RCM to WTI, which would increase WTI's ownership. Conversely, WTI, subject to certain restrictions, may call common interests held by principals of RCM, which also would increase WTI's ownership.

We account for WTI's investment in RCM under the equity method of accounting, and record it in the "Goodwill," "Other intangible assets," and "Other assets" lines of our Consolidated Statements of Condition. RCM's financial results are not consolidated with ours, in part because other RCM owners retain control over certain governance matters. We record income from RCM, net of expenses, in our Consolidated Statements of Income. The amount recorded reflects WTI's preferred and common ownership position in RCM as of the dates of the Statements.

UNDERLYING EQUITY IN AFFILIATE ASSET MANAGER TRANSACTIONS – The excess of the carrying value over the underlying equity resulting from the CRM and RCM transactions was $242.4 million and $226.6 million at December 31, 2004 and 2003, respectively.

WILMINGTON TRUST INVESTMENT MANAGEMENT – On January 2, 2002, WTI acquired an 80% interest (and the ability to acquire additional ownership in the future) in Balentine & Company, LLC (Balentine), an investment counseling firm headquartered in Atlanta, Georgia. On January 6, 2005, Balentine changed its name to Wilmington Trust Investment Management, LLC (WTIM). WTIM selects and monitors independent managers across all asset classes.

The original terms of the Balentine agreement entitled certain Balentine principals to receive payments in the form of Wilmington Trust common stock in 2005, 2006, and 2007, and cash for their limited liability company interests. In June 2004 the parties agreed to accelerate the stock and cash payments and to sell their minority interest. The transaction was completed on July 1, 2004. We accounted for the Balentine transaction under the purchase method of accounting. WTIM's financial results have been consolidated in our financial statements since January 2002.

CAMDEN PARTNERS – On February 22, 2002, WTI acquired a 25% equity interest in Camden Partners Holdings, LLC (Camden), a Baltimore-based private equity firm that organizes venture capital and corporate finance funds. WTI's investment in Camden increased to 31.25% in 2003, and did not change in 2004. We account for the Camden transaction under the equity method of accounting. Camden's results are not consolidated in our financial statements.

SPV MANAGEMENT LIMITED – On April 25, 2002, Wilmington Trust (UK) Limited (WTL) acquired 100% of SPV Management Limited (SPV), a financial services firm headquartered in London, England, that provides management, administrative, and trustee services in asset securitization transactions for institutional clients outside the United States who use special purpose vehicles. We account for the SPV transaction under the purchase method of accounting. SPV's financial results have been consolidated in our financial statements since April 2002.

GRANT TANI BARASH & ALTMAN – On October 1, 2004, GTBA Holdings, Inc. (GTBAH) acquired a 90% interest in Grant Tani Barash & Altman, LLC (GTBA), a firm based in Beverly Hills, California, that provides business management services for high-net-worth clients. GTBA's services include bookkeeping, cash flow management, budgeting, investment management, tax preparation, tax planning, insurance consultation, and other services.

The acquisition agreement allows principal members (principals), subject to certain restrictions, to put their interests in GTBA to GTBAH, which would increase GTBAH's equity interest. Conversely, GTBAH, subject to certain restrictions, may call interests held by principals of GTBA, which also would increase GTBAH's equity interest. In the event of a change in control of the Corporation, the principals of GTBA can either put their interests to us, or call the interests held by GTBAH and retain ownership.

We account for the GTBA transaction under the purchase method of accounting. GTBA's financial results have been consolidated in our financial statements since October 2004.

4. Restrictions on cash and due from banks

The Federal Reserve Board requires banks to maintain cash reserves against certain categories of average deposit liabilities. Such reserves averaged $21.6 million and $12.5 million during 2004 and 2003, respectively.

5. Investment securities

The following table summarizes the amortized costs and estimated market values of securities available for sale.

Amortized cost and estimated market values of securities available for sale

(IN MILLIONS)	AMORTIZED COST DEBT	AMORTIZED COST EQUITY	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	ESTIMATED MARKET VALUE DEBT	ESTIMATED MARKET VALUE EQUITY
Balance at December 31, 2004						
U.S. Treasury and government agencies	$ 441.3	$ –	$ 1.0	$ (1.0)	$ 441.3	$ –
Obligations of state and political subdivisions	9.4	–	0.4	–	9.8	–
Other securities:						
Preferred stock	–	96.4	3.5	–	–	99.9
Mortgage-backed securities	937.1	–	2.1	(10.3)	928.9	–
Other debt securities	295.1	–	1.3	(1.6)	294.8	–
Other marketable equity securities	–	35.1	0.4	–	–	35.5
Total investment securities available for sale at December 31, 2004	$1,682.9	$131.5	$ 8.7	$(12.9)	$1,674.8	$135.4
Balance at December 31, 2003						
U.S. Treasury and government agencies	$ 464.0	$ –	$ 6.0	$ –	$ 470.0	$ –
Obligations of state and political subdivisions	12.2	–	0.7	–	12.9	–
Other securities:						
Preferred stock	–	119.2	2.2	(1.3)	–	120.1
Mortgage-backed securities	984.4	–	4.4	(10.1)	978.7	–
Other debt securities	251.4	–	1.3	(2.0)	250.7	–
Other marketable equity securities	–	42.3	0.5	–	–	42.8
Total investment securities available for sale at December 31, 2003	$1,712.0	$161.5	$15.1	$(13.4)	$1,712.3	$162.9

The following table summarizes the amortized costs and estimated market values of securities held to maturity.

Amortized cost and estimated market values of securities held to maturity

(IN MILLIONS)	AMORTIZED COST DEBT	AMORTIZED COST EQUITY	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	ESTIMATED MARKET VALUE DEBT	ESTIMATED MARKET VALUE EQUITY
Balance at December 31, 2004						
Obligations of state and political subdivisions	$ 2.6	$ –	$ 0.2	$ –	$ 2.8	$ –
Mortgage-backed securities	0.3	–	–	–	0.3	–
Other debt securities	0.2	–	–	–	0.2	–
Total investment securities held to maturity at December 31, 2004	$ 3.1	$ –	$ 0.2	$ –	$ 3.3	$ –
Balance at December 31, 2003						
Obligations of state and political subdivisions	$ 3.1	$ –	$ 0.3	$ –	$ 3.4	$ –
Mortgage-backed securities	0.3	–	–	–	0.3	–
Other debt securities	0.8	–	–	–	0.8	–
Total investment securities held to maturity at December 31, 2003	$ 4.2	$ –	$ 0.3	$ –	$ 4.5	$ –

The following table shows the amortized cost and estimated market value of debt securities by contractual maturity. Expected maturities will differ from contractual maturities because the issuers may have the right to call or prepay obligations without incurring penalties.

Amortized cost and estimated market value of debt securities

	DEBT SECURITIES AVAILABLE FOR SALE		DEBT SECURITIES HELD TO MATURITY	
(IN MILLIONS)	AMORTIZED COST	MARKET VALUE	AMORTIZED COST	MARKET VALUE
At December 31, 2004				
Due in one year or less	$ 102.5	$ 102.6	$0.2	$0.2
Due after one year through five years	301.0	300.9	1.1	1.1
Due after five years through 10 years	104.0	105.3	1.5	1.7
Due after 10 years	1,175.4	1,166.0	0.3	0.3
Total	$1,682.9	$1,674.8	$3.1	$3.3

The following table shows the estimated market value and unrealized loss of debt and marketable equity securities that are temporarily impaired.

Length of temporary impairment

	FEWER THAN 12 MONTHS		12 MONTHS OR MORE		TOTAL	
(IN MILLIONS)	MARKET VALUE	ESTIMATED UNREALIZED LOSSES	MARKET VALUE	ESTIMATED UNREALIZED LOSSES	MARKET VALUE	ESTIMATED UNREALIZED LOSSES
Balance at December 31, 2004						
Other securities:						
Treasuries and agencies	$218.2	$(1.0)	$ –	$ –	$ 218.2	$ (1.0)
Mortgage-backed securities	374.2	(2.2)	291.7	(8.1)	665.9	(10.3)
Other debt securities	90.3	(1.0)	42.3	(0.6)	132.6	(1.6)
Total temporarily impaired securities	$682.7	$(4.2)	$334.0	$(8.7)	$1,016.7	$(12.9)

At December 31, 2004, we held positions in 98 temporarily impaired securities with an estimated market value of $1,016.7 million and unrealized losses of $12.9 million.

Of these 98 positions, 24 securities carried unrealized losses continuously for a period of 12 months or longer. The unrealized losses, most of which were associated with mortgage-backed securities, reflected the rising interest rate environment. We retained these securities in our portfolio because they have known maturities and no credit delinquencies, and they generate strong cash flow.

The following tables summarize securities gains and losses for 2004, 2003, and 2002.

Proceeds, gross gains, and offsetting losses from the sale and write-down of investment securities available for sale

(IN MILLIONS)	2004	2003	2002
Proceeds	$67.3	$19.6	$114.6
Gross gains realized	$ 1.0	$ 0.1	$ 2.0
Offsetting losses	$ 1.6	$ –	$ –

Gross gains and offsetting losses realized on called securities

	2004	2003	2002
Gross gains	$171,000	$83,000	$ 7,000
Offsetting losses	$ –	$ –	$134,000

At December 31, 2004, securities with an aggregate book value of $1,009.6 million were pledged to secure deposits and other commitments. Our preferred stock portfolio consists of cumulative and noncumulative preferred stocks.

6. Loan concentrations

Amounts outstanding in selected loan categories are shown below.

FOR THE YEAR ENDED DECEMBER 31	2004	2003
Commercial, financial, and agricultural	37%	37%
Construction/real estate	11%	11%
Commercial mortgage	19%	17%
Residential mortgage	6%	8%
Consumer	18%	17%
Secured with liquid collateral	9%	10%

In addition to these outstandings, unfunded commitments to lend in the real estate sector were approximately $985.2 million and $819.2 million at December 31, 2004 and 2003, respectively. We generally require collateral on all real estate exposure and a loan-to-value ratio of no more than 80% at the time of underwriting. In general, commercial mortgage loans are secured by income-producing properties. Loans secured with liquid collateral are extended primarily to Wealth Advisory Services clients.

In addition to our own residential mortgage loan portfolio, we service $523.9 million of residential mortgage loans for Fannie Mae and other private investors.

7. Reserve for loan losses

The following table compares changes in the reserve for loan losses.

(IN MILLIONS)	2004	2003	2002
Reserve for loan losses at January 1	$ 89.9	$ 85.2	$ 80.8
Charge-offs	(21.1)	(21.0)	(22.4)
Recoveries	5.3	4.1	4.8
Net charge-offs	(15.8)	(16.9)	(17.6)
Provision charged to operations	15.6	21.6	22.0
Reserve for loan losses at December 31	$ 89.7	$ 89.9	$ 85.2

The following table compares data on loans that are considered impaired under SFAS No. 114, "Accounting by Creditors for Impairment of Loans."

FOR THE YEAR ENDED DECEMBER 31 (IN MILLIONS)	2004	2003	2002
Average recorded investment in impaired loans	$45.2	$46.6	$37.9
Recorded investment in impaired loans at year-end subject to a reserve for loan losses:			
2004 reserve: $12.5	$55.7		
2003 reserve: $14.4		$39.5	
2002 reserve: $11.7			$37.1
Recorded investment in impaired loans at year-end requiring no reserve for loan losses	$ 1.4	$ 0.9	$ 1.2
Recorded investment in impaired loans at year-end	$57.1	$40.4	$38.3
Recorded investment in impaired loans at year-end classified as nonaccruing	$56.8	$39.3	$37.4
Interest income recognized	$ 2.2	$ 0.8	$ 2.7
Interest income recognized using the cash basis method of income recognition	$ 2.2	$ 0.8	$ 2.7

The following table compares the impact of nonaccruing loans on interest income.

(IN MILLIONS)	2004	2003	2002
Nonaccruing loans at December 31	$61.6	$45.4	$42.4
Interest income that would have been recognized under original terms	$ 3.7	$ 2.6	$ 2.8
Interest actually received	$ 2.4	$ 1.1	$ 2.9

At December 31, 2004 and 2003, there were $0.9 million and $5.4 million, respectively, of commitments to lend on nonaccruing loans.

8. Premises and equipment

The following table compares the value of premises and equipment.

FOR THE YEAR ENDED DECEMBER 31 (IN MILLIONS)	2004	2003
Land	$ 10.2	$ 10.1
Buildings and improvements	148.0	147.2
Furniture and equipment	180.1	164.5
Total	338.3	321.8
Accumulated depreciation	(188.0)	(169.5)
Premises and equipment, net	$ 150.3	$ 152.3

We lease all of our office locations outside of Delaware, and some of those within Delaware. Outstanding lease commitments and renewal options total $45.2 million and extend through 2015. The following table compares the expense for these leased locations.

(IN MILLIONS)	2004	2003	2002
Lease expense	$8.6	$7.9	$8.4

The following table shows the minimum future rentals under noncancelable leases for real property.

(IN MILLIONS)	FUTURE MINIMUM LEASE PAYMENTS
2005	$ 6.9
2006	$ 6.6
2007	$ 6.1
2008	$ 6.3
2009	$ 5.5
2010 and thereafter	$13.7

9. Goodwill and other intangible assets

The following table compares goodwill and other intangible assets in 2004 and 2003.

FOR THE YEAR ENDED DECEMBER 31	2004			2003		
(IN MILLIONS)	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	NET CARRYING AMOUNT	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	NET CARRYING AMOUNT
Goodwill (nonamortizing)	$366.8	$29.8	$337.0	$273.0	$29.8	$243.2
Other intangibles:						
Amortizing:						
Mortgage servicing rights	$ 8.0	$ 4.9	$ 3.1	$ 7.2	$ 4.0	$ 3.2
Client lists	43.2	7.7	35.5	19.1	4.8	14.3
Acquisition costs	1.7	1.7	–	1.7	1.7	–
Other intangibles	0.7	0.7	–	0.7	0.6	0.1
Nonamortizing:						
Pension and SERP intangibles	5.2	–	5.2	6.4	–	6.4
Total other intangibles	$ 58.8	$15.0	$ 43.8	$ 35.1	$11.1	$ 24.0

The following table compares the amortization expense of other intangible assets.

FOR THE YEAR ENDED DECEMBER 31 (IN MILLIONS)	2004	2003	2002
Amortization expense of other intangible assets	$3.9	$3.0	$2.4

The following table sets forth the estimated annual amortization expense of other intangible assets for each of the next five years.

FOR THE YEARS ENDED DECEMBER 31 (IN MILLIONS)	2005	2006	2007	2008	2009
Estimated annual amortization expense of other intangibles	$5.1	$4.9	$4.4	$3.4	$3.2

The following table shows changes in the carrying amount of goodwill by business segment for the years ended December 31, 2004 and 2003.

(IN MILLIONS)	REGIONAL BANKING	WEALTH ADVISORY SERVICES	CORPORATE CLIENT SERVICES	AFFILIATE MONEY MANAGERS	TOTAL
Balance as of January 1, 2004	$3.8	$ 4.4	$ 7.8	$227.2	$243.2
Goodwill acquired	–	79.9	1.9	11.4	93.2
Increase in carrying value due to foreign currency translation adjustments	–	–	0.6	–	0.6
Balance as of December 31, 2004	$3.8	$84.3	$10.3	$238.6	$337.0
Balance as of January 1, 2003	$3.8	$ 4.4	$ 7.2	$224.8	$240.2
Goodwill acquired	–	–	–	2.4	2.4
Increase in carrying value due to foreign currency translation adjustments	–	–	0.6	–	0.6
Balance as of December 31, 2003	$3.8	$ 4.4	$ 7.8	$227.2	$243.2

In the table above, the goodwill acquired in 2004 includes the following:

- $70.8 million recorded in connection with the acquisition of the minority interest in WTIM (formerly known as Balentine & Company, LLC);
- $1.9 million of contingent payments associated with the acquisition of SPV Management;
- $11.4 million recorded in connection with increases in WTI's equity interest in CRM; and
- $9.1 million recorded in connection with the acquisition of GTBA.

In the table above, the goodwill acquired in 2003 includes the following:

- $1.9 million recorded in connection with increases in WTI's equity interest in CRM; and
- $0.5 million recorded in connection with WTI's investment in Camden.

During 2002, we recognized a loss of $1.1 million, which represented our remaining investment in Clemente Capital, Inc. (Clemente), a global investment management advisor. Clemente's financial performance and account retention led us to write off this investment. We recorded the loss in "Other noninterest expense" in our income statement for 2002.

The following table lists other intangible assets acquired.

FOR THE YEAR ENDED DECEMBER 31	2004			2003		
(IN MILLIONS)	AMOUNT ASSIGNED	RESIDUAL VALUE	WEIGHTED AVERAGE AMORTIZATION PERIOD IN YEARS	AMOUNT ASSIGNED	RESIDUAL VALUE	WEIGHTED AVERAGE AMORTIZATION PERIOD IN YEARS
Mortgage servicing rights	$ 0.8	–	8	$ 1.8	–	8
Client lists	23.7	–	20	3.5	–	20
Client list increase in carrying value due to foreign currency translation adjustments	0.4	–	–	0.4	–	–
Pension and SERP intangibles	(1.2)	–	–	(0.4)	–	–
Total other intangible assets	$23.7			$ 5.3		

10. Short-term borrowings and securities purchased under agreements to resell

Short-term borrowings include federal funds purchased, securities sold under agreements to repurchase, U.S. Treasury demand notes, and lines of credit.

Federal funds purchased and securities sold under agreements to repurchase generally mature within 365 days from the transaction date. The securities underlying the agreements are U.S. Treasury bills, notes, and bonds held at the Federal Reserve as collateral. U.S. Treasury demand notes are callable on demand.

The following table summarizes securities purchased under agreements to resell.

AT DECEMBER 31 (IN MILLIONS)	2004	2003
Maximum amount outstanding at any month-end	$67.5	$32.8
Daily average amount outstanding during the period	$ 4.9	$ 5.6
Weighted average interest rate for average amounts outstanding during the period	1.52%	1.69%

The following table summarizes securities sold under agreements to repurchase.

AT DECEMBER 31 (IN MILLIONS)	2004	2003
Maximum amount outstanding at any month-end	$416.0	$337.7
Daily average amount outstanding during the period	$350.8	$271.5
Weighted average interest rate for average amounts outstanding during the period	0.95%	0.61%

LINES OF CREDIT – We maintain lines of credit with two major unaffiliated U.S. financial institutions. One of these lines is for $50.0 million; the other is for $25.0 million. Each line of credit provides for interest to be paid on outstanding balances at the London Interbank Offered Rate (LIBOR) plus 0.45% and 0.40%, respectively.

The line of credit agreements require us to maintain certain financial ratios pertaining to loan quality, limitations on debt, and risk-based capital. At December 31, 2004 and 2003, we were in compliance with all required covenants.

At December 31, 2004 and 2003, the outstanding balances on these lines of credit totaled $0.0 million and $8.0 million, respectively.

11. Long-term debt

Our long-term debt consists of two advances from the Federal Home Loan Bank of Pittsburgh and two issues of subordinated long-term debt.

We used the Federal Home Loan Bank advances to finance construction of the Wilmington Trust Plaza, our operations center in downtown Wilmington, Delaware. Monthly interest payments on these advances are due on the first day of each month at a fixed interest rate, and the principal amounts are due on the maturity date. Any payment of the principal prior to the originally scheduled maturity date is subject to a prepayment fee. The following table shows the terms, rates, and maturity dates of these two advances.

PRINCIPAL AMOUNT (IN MILLIONS)	TERM (YEARS)	FIXED INTEREST RATE	MATURITY DATE
$28.0	15	6.55%	October 4, 2010
$ 7.5	10	6.41%	November 6, 2006

On May 4, 1998, we issued $125.0 million in 10-year subordinated long-term debt that is due on May 1, 2008. Semiannual interest payments on this debt are due on May 1 and November 1 of each year at a fixed interest rate of 6.625%. These notes are not redeemable prior to maturity, and are not subject to any sinking fund. We used the proceeds from this issue for acquisition and expansion.

On April 4, 2003, we issued $250.0 million in 10-year subordinated long-term debt that is due on April 15, 2013. Semiannual interest payments on this debt are due on April 15 and October 15 of each year at a fixed interest rate of 4.875%. These notes are not redeemable prior to maturity, and are not subject to any sinking fund. We used the proceeds from this issue for general liquidity purposes.

We are in the process of establishing a line of credit with the Federal Home Loan Bank of Atlanta. As part of this process, we have pledged as collateral a portfolio of residential mortgage loans, which totaled $29.4 million at December 31, 2004.

12. Contingent liabilities

We and our subsidiaries are subject to various legal proceedings that arise from time to time in the ordinary course of our business and operations. Some of these proceedings seek relief or damages in amounts that may be substantial. Because of the complex nature of some of these proceedings, it may be a number of years before they ultimately are resolved.

While it is not feasible to predict the outcome of these proceedings, we do not believe that the ultimate resolution of any of them will have a materially adverse effect on our consolidated financial condition. Further, we believe that some of the claims may be covered by insurance.

For more information about contingent liabilities, please refer to Note 4, "Restrictions on cash and due from banks," and Note 14, "Off-balance-sheet financial agreements," on pages 66 and 75, respectively, of this report.

13. Fair value of financial instruments

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires us to disclose the estimated fair value of certain financial instruments, whether or not we recognize that value in our Consolidated Statements of Condition. The aggregate fair value amounts presented in this Note should not be interpreted as an estimate of the fair value of Wilmington Trust, since the disclosures, in accordance with SFAS No. 107, exclude the values of other financial instruments, all non-financial assets and liabilities, and intangible values, all of which are integral to making a full assessment of our consolidated financial condition.

We determine estimated fair value amounts by using available quoted market information or other appropriate valuation methodologies. We base our fair value estimates on subjective judgments regarding current economic conditions, and on assumptions about a number of factors, including the discount rate and cash flow estimates. Changes in any of the underlying assumptions could cause significant changes in the estimates.

Because fair value estimates involve uncertainties, they cannot be determined with precision or substantiated independently. In some cases, fair value estimates may not be indicative of the amount we could have realized in an arm's length exchange.

Following is a summary of the methods and assumptions we use to estimate the fair values of financial instruments.

FINANCIAL INSTRUMENTS VALUED AT CARRYING VALUE – Due to their short maturity, the respective carrying values of certain on-balance-sheet financial instruments approximate their fair values. These financial instruments include cash and due from banks; federal funds sold and securities purchased under agreements to resell; accrued interest receivable; federal funds purchased and securities sold under agreements to repurchase; other short-term borrowings; and accrued interest payable.

INVESTMENT SECURITIES – The fair values presented for investment securities are based on quoted bid prices we receive from a third-party pricing service. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

LOANS – The fair values of fixed- and variable-rate loans that reprice within one year with no significant credit risk are based upon their carrying amounts. The fair values of all other loans are estimated using discounted cash flow analyses, which utilize interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

DEPOSITS – By definition, the fair values for demand deposits are equal to the amount payable on demand at the reporting date. The carrying amounts for variable-rate deposits approximate their fair values at the reporting date. To determine fair values for fixed-rate certificates of deposit, we use a discounted cash flow analysis that incorporates approximations for rates currently offered on certificates of deposit with similar remaining maturities.

LONG-TERM DEBT – We base the fair value of long-term debt on the borrowing rate currently available to WTC for debt with similar terms and remaining maturities.

OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS – The fair value of outstanding letters of credit and loan commitments approximates the fees we charge for providing these services.

DERIVATIVE INTEREST RATE CONTRACTS – SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," requires us to recognize all off-balance-sheet derivatives at their fair value. The derivative contracts into which we have entered comprise interest rate swaps and floors. We base the fair values of swaps and floors on pricing models that use assumptions about market conditions and risks that are current at each balance sheet date.

We use interest rate swap contracts to help commercial loan clients minimize their interest rate risk. We record these swap contracts in the "Other assets" and "Other liabilities" lines of our Consolidated Statements of Condition. For more information about these swaps, please refer to the section on "Derivative financial instruments" in Note 1, "Significant accounting policies," which begins on page 60 of this report.

We also have used interest rate swaps in conjunction with two subordinated long-term debt issues:

- On May 4, 1998, we issued $125.0 million in 10-year subordinated long-term debt at a fixed rate of 6.625%. On December 4, 2003, we swapped these fixed-rate payments for floating-rate payments that are tied to the six-month LIBOR, which was 2.78% at December 31, 2004.
- On April 4, 2003, we issued $250.0 million in 10-year subordinated long-term debt at a fixed rate of 4.875%, and immediately swapped that fixed rate for a floating rate that is tied to the three-month LIBOR, which was 2.56% at December 31, 2004.

The interest rates on these swaps reset quarterly with semi-annual payments that coincide with the subordinated debt payments. These swaps are recorded in the "Other assets" and "Long-term debt" lines of our Consolidated Statements of Condition. (For more information about these long-term debt issues, please refer to Note 11, "Long-term debt," on page 72 of this report.)

We do not hold or issue derivative financial instruments for trading purposes.

On April 17, 2001, we sold six interest rate floor contracts with a notional amount of $175,000,000 and recorded a gain of $32,682. Previously, we had recorded $1,317,508 of intrinsic value on these floors into Other Comprehensive Income (OCI). Now we are amortizing that amount out of OCI and into earnings over what would have been the remaining life of the floors. During the 12 months ended December 31, 2004, 2003, and 2002, we reclassified gains in OCI of $308,400, $308,400, and $302,601, respectively, to earnings. This amortization period ends in August 2005.

During the 12 months ending December 31, 2005, we expect to reclassify $180,964 of gains recorded in "Accumulated other comprehensive income" to earnings.

FINANCIAL ASSETS AND LIABILITIES – The following table summarizes the carrying values and estimated fair values of our financial assets and liabilities.

	2004		2003	
FOR THE YEAR ENDED DECEMBER 31 (IN MILLIONS)	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
Financial assets:				
Cash and due from banks	$ 248.6	$ 248.6	$ 210.2	$ 210.2
Short-term investments	$ 63.3	$ 63.3	$ 3.8	$ 3.8
Investment securities	$1,813.3	$1,813.5	$1,879.4	$1,879.7
Loans, net of reserves	$6,673.3	$6,652.9	$6,135.4	$6,215.4
Interest rate swap contracts	$ (0.5)	$ (0.5)	$ 2.8	$ 2.8
Accrued interest receivable	$ 38.3	$ 38.3	$ 39.5	$ 39.5
Financial liabilities:				
Deposits	$6,871.9	$6,872.9	$6,577.2	$6,583.6
Short-term borrowings	$1,157.3	$1,157.3	$ 876.8	$ 876.8
Interest rate swap contracts	$ 0.4	$ 0.4	$ 5.0	$ 5.0
Accrued interest payable	$ 25.6	$ 25.6	$ 23.6	$ 23.6
Long-term debt	$ 408.6	$ 418.7	$ 407.1	$ 403.5

OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS – The fair values of unfunded commitments to extend credit and letters of credit approximate the fees charged for providing these services. The fair value of the loan guaranty for affiliate money manager Cramer Rosenthal McGlynn (CRM) approximates the portion of a line of credit obligation for which we are guarantor. Our portion is based on our ownership interest in CRM, which was 77.24% at December 31, 2004. The following table shows the contractual values and estimated fair values of off-balance-sheet financial instruments.

	2004		2003	
FOR THE YEAR ENDED DECEMBER 31 (IN MILLIONS)	CONTRACTUAL AMOUNT	FAIR VALUE	CONTRACTUAL AMOUNT	FAIR VALUE
Unfunded commitments to extend credit	$3,064.4	$11.8	$2,988.9	$11.8
Standby and commercial letters of credit	$ 306.2	$ 3.1	$ 266.0	$ 4.0
CRM loan guaranty	$ 3.9	$ –	$ 5.5	$ –

14. Off-balance-sheet financial agreements

In the normal course of business, we engage in off-balance-sheet financial agreements in order to meet the financing needs of our clients. These agreements include commitments to extend credit, letters of credit, and derivative financial instruments such as interest rate swaps and floors. Our off-balance-sheet agreements at December 31, 2004, are summarized in Note 13, "Fair value of financial instruments," which begins on page 73 of this report.

Commitments to extend credit are agreements to lend to a client. Such agreements generally have fixed expiration dates, and they may require payment of a fee. Many of these commitments expire without ever having been drawn upon.

Letters of credit are conditional commitments that we issue to guarantee the performance of a client to a third party. Letters of credit normally are for terms shorter than five years, and many of them expire unfunded.

The principal risk associated with these agreements is credit risk, which is represented by the contractual amounts of the commitments to extend credit and letters of credit, and essentially is the same type of credit risk that is involved in making loans.

Interest rate swaps and floors are notional principal contracts. The notional amounts of these instruments far exceed any credit risk exposure.

Before we undertake the risk associated with these agreements, we evaluate each client's creditworthiness on a case-by-case basis. Depending on our assessment of the client, we may obtain collateral such as securities, receivables, inventory, equipment, and residential and commercial properties.

15. Capital requirements

FEDERAL CAPITAL ADEQUACY REQUIREMENTS – We and our banking subsidiaries (we) are subject to various risk-based capital standards that the federal banking regulatory authorities have adopted in order to assess the capital adequacy of bank holding companies. These standards specify minimum levels of capital that we are required to maintain. Failure to meet minimum capital requirements could cause these regulatory authorities to take certain mandatory – and possibly additional discretionary – steps, or "prompt corrective action." If undertaken, that action could have a material effect on our financial statements and operations.

Under the capital adequacy requirements and the framework for "prompt corrective action," we must adhere to specific guidelines that involve quantitative measures of our assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The quantitative measures require us to maintain minimum amounts and ratios of 1) total and Tier 1 capital to risk-weighted assets, and 2) Tier 1 capital to average quarterly assets. The federal banking regulators also make qualitative judgments about the components of our capital, risk weightings, and other factors.

To be classified as "well capitalized" under the guidelines, banks generally must maintain ratios of total capital that are 100 to 200 basis points higher than the minimum requirements. We use these capital guidelines to calculate our capital position. We review our on- and off-balance-sheet items on a continual basis to ensure that the amount and sources of our capital enable us to continue to exceed the minimum guidelines.

As of the most recent notifications from the federal regulators, we were considered "well capitalized," with capital levels that exceeded the minimum guidelines. There have been no conditions or events since then that we believe would change our classifications.

The following table compares the risk-based capital ratios for Wilmington Trust Corporation and Wilmington Trust Company with the minimum levels needed for "adequately capitalized" and "well-capitalized" classifications.

	ACTUAL		ADEQUATELY CAPITALIZED MINIMUM		WELL CAPITALIZED MINIMUM	
(IN MILLIONS)	AMOUNT	RATIO	AMOUNT ≥	RATIO ≥	AMOUNT ≥	RATIO ≥
As of December 31, 2004						
Total capital (to risk-weighted assets):						
Wilmington Trust Corporation	$887.6	11.60%				
Wilmington Trust Company	752.7	10.69	$563.5	8.00%	$704.4	10.00%
Tier 1 capital (to risk-weighted assets):						
Wilmington Trust Corporation	530.8	6.94				
Wilmington Trust Company	674.5	9.58	281.7	4.00	422.6	6.00
Tier 1 capital (to average assets):						
Wilmington Trust Corporation	530.8	5.92				
Wilmington Trust Company	674.5	8.10	332.9	4.00	416.2	5.00
As of December 31, 2003						
Total capital (to risk-weighted assets):						
Wilmington Trust Corporation	$895.3	12.45%				
Wilmington Trust Company	713.7	10.70	$533.4	8.00%	$666.8	10.00%
Tier 1 capital (to risk-weighted assets):						
Wilmington Trust Corporation	536.6	7.46				
Wilmington Trust Company	635.3	9.53	266.7	4.00	400.1	6.00
Tier 1 capital (to average assets):						
Wilmington Trust Corporation	536.6	6.34				
Wilmington Trust Company	635.3	8.02	316.9	4.00	396.1	5.00

CAPITAL REQUIREMENTS FOR DIVIDEND PAYMENTS – Our ability to pay dividends is limited by Delaware law, which permits corporations to pay dividends out of surplus capital only. Historically, the primary sources of the surplus from which we pay dividends have been our wholly owned primary banking subsidiary, Wilmington Trust Company, and RSMC.

OTHER CAPITAL ADEQUACY REQUIREMENTS – A group of bank regulatory authorities from the United States and multiple other nations, known as the Basel Committee on Banking Supervision (Committee), has published, and is considering changes to, a framework for measuring capital adequacy. This framework, which is scheduled for implementation by year-end 2006, proposes minimum capital requirements; supervisory review of a bank's internal assessment process and capital adequacy; and effective use of disclosure to strengthen market discipline. We are monitoring the status and progress of the proposed rules to see what impact, if any, they might have on our capital position or business operations in the future.

16. Related party transactions

In the ordinary course of business, our banks make loans to our officers, directors, and associates of our company and our affiliates. We extend these loans in a manner consistent with sound banking practices. We do not consider the credit risk associated with these loans to be any greater or any less than the credit risk we assume in the ordinary course of making loans.

The following table compares changes in amounts associated with these loans.

AT DECEMBER 31 (IN MILLIONS)	2004	2003
Total loans to related parties	$23.6	$42.2
Loan additions	$28.8	$33.3
Loan payments received	$47.4	$58.3

In addition to the loans noted above, we are guarantor of a line of credit obligation of affiliate money manager Cramer Rosenthal McGlynn (CRM) with interest computed at LIBOR plus 2%. At December 31, 2004, the obligation was for $5 million; the balance was zero, and our guaranty was for 77.24%, an amount equal to our ownership postion in CRM. The line of credit is scheduled to expire on December 21, 2005.

17. Pension and other postretirement benefits

We offer a pension plan, a supplemental executive retirement plan (SERP), and a postretirement health care and life insurance benefits plan. The status of these plans is summarized in the tables and paragraphs below. We also offer a thrift savings plan, which is summarized at the end of this Note.

In the tables below, the measurement date for pension and SERP benefits was September 30, unless noted otherwise. The measurement date for the postretirement benefits was December 31, unless noted otherwise.

Excess/(shortfall) of plan assets compared to plan obligations

	PENSION BENEFITS		SERP BENEFITS		POSTRETIREMENT BENEFITS	
AT DECEMBER 31 (IN MILLIONS)	2004	2003	2004	2003	2004	2003
Fair value of plan assets	$134.1	$118.4	$ –	$ –	$ –	$ –
Projected benefit obligation	163.1	149.2	21.5	19.1	40.0	43.1
Funded status (difference)	$ (29.0)	$ (30.8)	$(21.5)	$(19.1)	$(40.0)	$(43.1)
Fair value of plan assets	$134.1	$118.4	$ –	$ –	$ –	$ –
Accumulated benefit obligation	147.0	134.3	16.3	12.8	–	–
Funded status (difference)	$ (12.9)	$ (15.9)	$(16.3)	$(12.8)	$ –	$ –

Weighted average assumptions used to determine benefit obligations

	PENSION BENEFITS		SERP BENEFITS		POSTRETIREMENT BENEFITS	
AT DECEMBER 31	2004	2003	2004	2003	2004	2003
Discount rate	6.00%	6.00%	6.00%	6.00%	6.00%	6.25%
Rate of compensation increase	4.50%	4.50%	4.50%	4.50%	–%	–%

Changes in the net projected benefit obligation and plan assets

	PENSION BENEFITS		SERP BENEFITS		POSTRETIREMENT BENEFITS	
AT DECEMBER 31 (IN MILLIONS)	2004	2003	2004	2003	2004	2003
Net projected benefit obligation at beginning of year	$149.2	$129.9	$ 19.1	$ 16.0	$ 43.1	$ 46.0
Service cost	6.5	5.2	0.7	0.5	0.7	0.9
Interest cost	8.8	8.8	1.2	1.1	2.2	2.5
Plan participants' contributions	–	–	–	–	0.4	0.4
Actuarial loss/(gain)	4.4	10.5	1.0	2.0	(2.2)	(3.0)
Gross benefits paid	(5.8)	(5.2)	(0.5)	(0.5)	(4.2)	(3.7)
Net projected benefit obligation at end of year	$163.1	$149.2	$ 21.5	$ 19.1	$ 40.0	$ 43.1
Fair value of plan assets at beginning of year	$118.4	$ 91.9	$ –	$ –	$ –	$ –
Actual return on plan assets	9.5	16.7	–	–	–	–
Employer contribution	12.0	15.0	0.5	0.5	3.8	3.3
Plan participants' contributions	–	–	–	–	0.4	0.4
Gross benefits paid	(5.8)	(5.2)	(0.5)	(0.5)	(4.2)	(3.7)
Fair value of plan assets at end of year	$134.1	$118.4	$ –	$ –	$ –	$ –
Funded status at end of year	$ (29.0)	$ (30.8)	$(21.5)	$(19.1)	$(40.0)	$(43.1)

Net amounts recognized in our Consolidated Statements of Condition

AT DECEMBER 31 (IN MILLIONS)	PENSION BENEFITS 2004	PENSION BENEFITS 2003	SERP BENEFITS 2004	SERP BENEFITS 2003	POSTRETIREMENT BENEFITS 2004	POSTRETIREMENT BENEFITS 2003
Funded status	$(29.0)	$(30.8)	$(21.5)	$(19.1)	$(40.0)	$(43.1)
Unrecognized net actuarial loss/(gain)	49.0	43.5	7.2	6.7	11.7	14.3
Unrecognized net transition obligation/(asset)	–	(0.8)	0.1	0.2	–	–
Unrecognized prior service cost	2.5	3.3	2.5	2.9	–	–
Contributions from measurement date to end of year	–	–	0.2	0.1	–	–
Net amount recognized at year-end	$ 22.5	$ 15.2	$(11.5)	$ (9.2)	$(28.3)	$(28.8)

Components of the net amounts recognized in our Consolidated Statements of Condition

AT DECEMBER 31 (IN MILLIONS)	PENSION BENEFITS 2004	PENSION BENEFITS 2003	SERP BENEFITS 2004	SERP BENEFITS 2003	POSTRETIREMENT BENEFITS 2004	POSTRETIREMENT BENEFITS 2003
Accrued benefit cost	$ –	$ –	$ –	$ –	$(28.3)	$(28.8)
Accrued benefit liability	(12.9)	(15.8)	(16.3)	(12.8)	–	–
Intangible assets	2.5	3.3	2.6	3.1	–	–
Net liability recognized	(10.4)	(12.5)	(13.7)	(9.7)	(28.3)	(28.8)
Accumulated other comprehensive income	32.8	27.7	2.0	0.4	–	–
Contributions from measurement date to end of year	–	–	0.2	0.1		
Net amount recognized at end of year	$ 22.4	$ 15.2	$(11.5)	$ (9.2)	$(28.3)	$(28.8)
Increase in minimum liability included in other comprehensive income	$ 5.1	$ 6.4	$ 1.6	$ 0.4	$ –	$ –

Weighted average assumptions used to determine the net periodic benefit expense of the plans

FOR THE YEAR ENDED DECEMBER 31 (IN MILLIONS)	PENSION BENEFITS 2004	PENSION BENEFITS 2003	PENSION BENEFITS 2002	SERP BENEFITS 2004	SERP BENEFITS 2003	SERP BENEFITS 2002	POSTRETIREMENT BENEFITS 2004	POSTRETIREMENT BENEFITS 2003	POSTRETIREMENT BENEFITS 2002
Weighted average assumptions used to determine net periodic benefit expense:									
Discount rate	6.00%	6.75%	7.25%	6.00%	6.75%	7.25%	6.25%	6.75%	7.25%
Expected return on plan assets	8.50	8.50	9.50	–	–	–	–	–	–
Rate of compensation increase	4.50	4.50	4.50	4.50	4.50	4.50	–	–	–
Components of net periodic benefit cost:									
Service cost	$ 6.5	$ 5.2	$ 4.6	$0.7	$0.5	$0.3	$0.7	$0.9	$0.7
Interest cost	8.8	8.8	8.4	1.2	1.1	1.0	2.3	2.5	2.4
Expected return on plan assets	(11.3)	(11.0)	(11.2)	–	–	–	–	–	–
Amortization of transition obligation/(asset)	(0.9)	(0.8)	(0.8)	0.1	0.1	0.1	–	–	–
Amortization of prior service cost	0.8	0.8	0.8	0.3	0.3	0.4	–	–	–
Recognized actuarial (gain)/loss	0.8	–	–	0.5	0.2	0.2	0.4	0.5	0.2
Net periodic benefit cost	$ 4.7	$ 3.0	$ 1.8	$2.8	$2.2	$2.0	$3.4	$3.9	$3.3

Plan contributions expected in 2005

(IN MILLIONS)	PENSION BENEFITS	SERP BENEFITS	POSTRETIREMENT BENEFITS
Expected employer contributions	$ –	$0.5	$3.3
Expected employee contributions	$ –	$ –	$0.8

No contributions to the pension plan are required for 2005. We may make voluntary contributions based on corporate, cash, and tax strategies.

Estimated future benefit payments based upon current assumptions

(IN MILLIONS)	PENSION BENEFITS	SERP BENEFITS	POSTRETIREMENT BENEFITS
2005	$ 6.0	$0.5	$ 3.3
2006	$ 6.3	$0.5	$ 3.1
2007	$ 6.6	$0.6	$ 3.1
2008	$ 6.9	$0.6	$ 3.1
2009	$ 7.3	$0.6	$ 3.1
2010–2014	$48.1	$6.8	$15.5

PENSION PLAN – Our pension plan is a noncontributory, qualified defined benefit pension plan with retirement and death benefits. It covers substantially all Wilmington Trust staff members. The benefits are calculated using a modified career average formula, and are based on a staff member's years of service.

To ensure that the plan is able to meet its obligations, we contribute to it as necessary and as required by the Internal Revenue Service. Our contributions are designed to fund the plan's current and past service costs, plus interest, over a 10-year period.

The benefit obligation of the plan (the level of funds needed to pay benefits to the plan's members, which we record as a liability on our balance sheet) is determined actuarially using the projected unit credit method.

Our Benefits Administration Committee is responsible for determining and reviewing the investment policy for the plan, and for overseeing the plan's assets. The Committee conducts quarterly reviews of performance, asset allocation, and investment manager due diligence. Investment decisions are guided by our Investment Strategy Team in accordance with the plan's investment policy.

Our pension plan investment policy is to:

- Grow assets at an average annual rate that exceeds the actuarially assumed expected rate of return in order to keep pace with future obligations.
- Provide for the most stability possible to meet the target growth rate with a medium level of risk.
- Show positive returns after inflation.

Our pension plan management objectives are to provide:

- Large-cap domestic equity returns that exceed those of the Standard & Poor's 500 Index.
- Mid-cap domestic equity returns that exceed those of the Standard & Poor's Mid Cap 400 Index.
- Small-cap domestic equity returns that exceed those of the Russell 2000 Index.
- International equity returns that exceed those of the MSCI EAFE Index (Europe, Australasia, Far East).
- Fixed income returns that exceed those of the Lehman Government/Credit Index.

The expected long-term rate of return for the plan's total assets is based on the expected return of asset categories in which plan assets have been invested, weighted based on the median of the target allocation for each class using long-term historical returns. Equity securities are expected to return 10% to 11% over the long-term, while cash and fixed income is expected to return between 4% and 6%.

The following table compares targeted weighted average asset allocations at year-end with actual allocations, by asset category, as measured at September 30.

ASSET ALLOCATION AT SEPTEMBER 30	TARGET ALLOCATION 2004	ACTUAL ALLOCATION 2004	ACTUAL ALLOCATION 2003
Equity securities	58.0%	54.3%	63.2%
Debt securities	30.0	25.2	28.8
Real estate	–	–	1.4
Other	12.0	20.5	6.6
Total	100.0%	100.0%	100.0%

Most of our pension plan's assets are invested in the equity and fixed income portfolios of the Wilmington Strategic Allocation Funds, which our affiliates manage. Plan assets invested in these funds totaled $82.7 million and $95.3 million at December 31, 2004 and 2003, respectively.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN (SERP) – The SERP is a nonqualified defined benefit plan that covers selected officers. Assumptions used to determine the net periodic benefit expense for the SERP are similar to those used to determine the net periodic benefit expense for our pension plan. We have invested in corporate-owned life insurance contracts to meet the future obligations of the SERP.

POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS – Certain health care and life insurance benefits are available for substantially all retired staff members (retirees). Retirees who are younger than age 65 are eligible to receive up to $7,000 each year toward the medical coverage premium. Retirees age 65 or older are eligible to receive up to $4,000 toward the medical coverage premium. Retirees also are eligible for $7,500 of life insurance coverage.

In accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS No. 112, "Employers' Accounting for Postretirement Benefits," we recognize the expense of providing these benefits on an accrual basis.

Assumed health care cost trend rates

MEASURED AT DECEMBER 31	2004	2003
Health care cost trend rate assumed	9%	10%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5%	5%
Year that the rate reaches the ultimate trend rate	2008	2008

Effect on postretirement health care benefits of a 1% change in the assumed health care trend rate

(IN MILLIONS)	1% INCREASE	1% DECREASE
Effect on total service and interest components of net periodic health care benefit expense	$ –	$(0.1)
Effect on accumulated postretirement benefit obligation	$0.9	$(0.8)

On December 8, 2003, President Bush signed into law a bill that expands Medicare, primarily adding a prescription drug benefit for Medicare-eligible retirees starting in 2006. We anticipate that future benefit payments will be lower as a result of the new Medicare provisions. The retiree medical obligations and expenses reported reflect the impact of this legislation. As a result of the adoption of these new provisions, health care costs in 2004 were reduced by $0.9 million.

THRIFT SAVINGS PLAN – A defined contribution thrift savings plan covers all full-time staff members who elect to participate in it. Eligible staff members may contribute from 1% to 25% of their annual base pay. We match each $1.00 a staff member contributes with a $0.50 contribution, up to the first 6% of each staff member's pay. We contributed $3.2 million, $3.2 million, and $3.0 million to this plan in 2004, 2003, and 2002, respectively.

18. Stock-based compensation

We offer a long-term stock-based incentive plan, an executive incentive plan, and an employee stock purchase plan, as described below. We previously offered a nonemployee director stock option plan. The Compensation Committee of our Board of Directors administers these plans.

LONG-TERM STOCK-BASED INCENTIVE PLANS – Under our 2002 long-term incentive plan, we may grant incentive stock options, nonstatutory stock options, restricted stock, and other stock-based awards to officers, other key staff members, directors, and advisory board members for up to 4 million shares of common stock. Under this plan and its predecessors, the exercise price of each option equals the last sale price of our common stock on the date of the grant. Options have a maximum term of 10 years.

Long-term incentive plan option activity and pricing

	2004		2003		2002	
	OPTIONS OUTSTANDING	WEIGHTED AVERAGE EXERCISE PRICE	OPTIONS OUTSTANDING	WEIGHTED AVERAGE EXERCISE PRICE	OPTIONS OUTSTANDING	WEIGHTED AVERAGE EXERCISE PRICE
Balance at January 1	5,341,880	$27.82	4,254,440	$27.29	3,906,984	$25.12
Options granted	1,094,810	36.94	1,504,894	27.64	917,796	32.90
Options exercised	(435,411)	24.81	(340,756)	20.11	(443,778)	19.12
Options forfeited	(139,225)	29.97	(76,698)	28.85	(126,562)	29.49
Balance at December 31	5,862,054	29.70	5,341,880	27.82	4,254,440	27.29
Options exercisable at December 31	3,051,032		3,133,774		2,425,240	
Weighted average fair value of option granted		$ 6.65		$ 4.92		$ 5.86

Weighted average assumptions used to estimate the fair value of each option grant

FOR THE YEAR ENDED DECEMBER 31	2004	2003	2002
Dividend yields	2.89–3.11%	2.96–3.57%	3.02%
Expected volatility	$21.52–25.90	$27.13–27.91	$26.73–27.65
Risk-free interest rate	2.94–3.57%	2.45–2.97%	2.37–2.78%
Expected option life (years)	3–5	3–5	3–5

We used the Black-Scholes option pricing model to estimate the fair value of each option grant on the date of the grant.

Options outstanding at December 31, 2004

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	OPTIONS OUTSTANDING	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	WEIGHTED AVERAGE EXERCISE PRICE	OPTIONS EXERCISABLE	WEIGHTED AVERAGE EXERCISE PRICE
$12.63–$16.50	309,188	1.0	$15.20	309,188	$15.20
$21.31–$27.60	1,196,099	5.6	25.49	748,903	24.61
$27.91–$31.05	2,167,027	6.5	29.04	1,193,284	29.92
$31.19–$37.65	2,189,740	8.0	34.71	799,657	32.41
$12.63–$37.65	5,862,054	6.6	$29.70	3,051,032	$27.78

EXECUTIVE INCENTIVE PLAN – Our 2004 executive incentive plan, which was approved by shareholders on April 15, 2004, authorizes cash bonuses and the issue of up to 300,000 shares of our common stock, par value $1.00 per share. Stock awards granted are for restricted stock and may be subject to vesting at the sole discretion of the Compensation Committee. The value of grants made is amortized into compensation expense over the applicable vesting periods. Grants awarded under this plan are treasury shares. Any grants forfeited before the awards vest are reacquired, held in treasury, and are available again for the grant of new awards. Forfeitures are recorded as incurred.

This plan replaced the 1999 executive incentive plan, which expired in 2004. The terms of the 1999 plan were substantially similar to those of the 2004 plan. Under the 1999 plan, 12,638 shares of restricted stock were granted in 2004. The value of these awards was $467,858, and the amount amortized as incentive and bonus expense for these awards for 2004 was $130,000.

EMPLOYEE STOCK PURCHASE PLAN – Under our 2004 employee stock purchase plan, substantially all staff members may elect to purchase our common stock at the beginning of the stock purchase plan year through payroll deductions of up to 10% of their annual base pay, or $21,250, whichever is less. Plan participants may terminate their participation at any time.

The price per share is 85% of the stock's fair market value at the beginning of the plan year, or 85% of its fair market value at the end of the plan year, whichever is lower. The discounted value of the shares issued each June is included in the stock-based compensation pro forma disclosure in Note 1, "Significant accounting policies," which begins on page 60 of this report.

Employee stock purchase plan activity (for 2004 employee stock purchase plan and its predecessor)

	SHARES RESERVED FOR FUTURE SUBSCRIPTIONS	SUBSCRIPTIONS OUTSTANDING	PRICE PER SHARE
Balance at January 1, 2002	600,716	97,492	
Subscriptions entered into on June 1, 2002	(131,864)	131,864	$ 26.10
Forfeitures	4,169	(4,169)	26.10–27.26
Shares issued	–	(95,584)	26.53
Balance at December 31, 2002	473,021	129,603	
Subscriptions entered into on June 1, 2003	(127,019)	127,019	$ 25.03
Forfeitures	5,337	(5,337)	25.03–26.10
Shares issued	–	(126,359)	24.65
Balance at December 31, 2003	351,339	124,926	
Appropriation – new plan	800,000	–	
Subscriptions entered into on June 1, 2004	(110,026)	110,026	$ 31.06
Forfeitures	4,640	(4,640)	25.03–26.10
Shares issued	–	(123,323)	25.03
Cancellation – old plan	(352,942)	–	
Balance at December 31, 2004	693,011	106,989	

NONEMPLOYEE DIRECTOR STOCK OPTION PLAN – Under our 2001 nonemployee director stock option plan, the Compensation Committee was authorized to grant nonstatutory stock options of up to 200,000 shares of common stock to non-employee directors. Under the terms of this plan, the exercise price of each option equals the last sale price of our common stock on the date of the grant, and each option carries a maximum term of 10 years. This plan terminated on May 17, 2003.

Nonemployee director stock purchase plan activity

	SHARES AVAILABLE FOR GRANT	OPTIONS OUTSTANDING	PRICE PER SHARE
Appropriation – new plan	200,000	–	
Options granted	(112,000)	112,000	$31.38
Balance at December 31, 2001	88,000	112,000	
Options granted	(16,000)	16,000	$32.99
Options forfeited	8,000	(8,000)	32.99
Balance at December 31, 2002	80,000	120,000	
Options granted	(42,000)	42,000	$27.91
Options forfeited	8,000	(8,000)	32.99
Plan termination	(46,000)	–	–
Balance at December 31, 2003	–	154,000	
Options granted	–	–	$ –
Options forfeited	–	–	–
Balance at December 31, 2004	–	154,000	

19. Income taxes

This table reconciles the statutory income tax to the income tax expense recorded in our Consolidated Statements of Income.

FOR THE YEAR ENDED DECEMBER 31 (IN MILLIONS)	2004	2003	2002
Income before taxes, less minority interest	$220.6	$206.6	$206.2
Income tax at statutory rate of 35%	77.2	72.3	72.2
Tax effect of tax-exempt and dividend income	(2.9)	(3.1)	(3.3)
State taxes, net of federal tax benefit	3.9	3.0	3.9
Other	0.5	–	0.2
Total income taxes	$ 78.7	$ 72.2	$ 73.0
Federal taxes currently payable	$ 64.0	$ 74.2	$ 63.6
State taxes currently payable	5.3	3.1	3.5
Foreign taxes currently payable	0.4	0.2	0.1
Federal deferred taxes payable/(benefit)	8.3	(6.8)	3.3
State deferred taxes payable/(benefit)	0.7	1.5	2.5
Total income taxes	$ 78.7	$ 72.2	$ 73.0

The common stock issued under employment benefit plans in our Consolidated Statements of Changes in Stockholders' Equity for 2004, 2003, and 2002 includes a tax benefit of $1.2 million, $0.8 million, and $1.4 million, respectively, which we recorded as a direct credit to equity.

Significant components of deferred tax liabilities and assets

FOR THE YEAR ENDED DECEMBER 31 (IN MILLIONS)	2004	2003
Deferred tax liabilities:		
Tax depreciation	$ 3.1	$ –
Automobile and equipment leases	0.6	1.4
Partnerships	30.7	23.0
Market valuation on investment securities	–	0.8
Pension and SERP	3.7	2.1
Other	2.9	3.2
Total deferred tax liabilities	$41.0	$30.5
Deferred tax assets:		
Loan loss provision	$31.4	$31.5
OPEB obligation	9.9	10.1
Unearned fees	12.4	10.1
Market valuation on investment securities	1.5	–
Additional minimum pension liability	11.3	9.7
Other	4.2	4.2
Total deferred tax assets	$70.7	$65.6
Net deferred tax assets	$29.7	$35.1

We recognized no valuation allowance for the deferred tax assets at December 31, 2004 and 2003. We believe it is more likely than not that we will realize the deferred tax assets.

We have not provided for U.S. deferred income taxes or foreign withholding taxes on undistributed earnings of our non-U.S. subsidiaries of $895,000, since we intend to reinvest these earnings indefinitely. It is not practical to estimate the amount of additional taxes that we might owe on these undistributed earnings.

At December 31, 2004, we had $337.0 million in goodwill, of which $18.7 million is deductible for tax purposes.

20. Earnings per share

Computation of basic and diluted earnings per share

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	2004	2003	2002
Numerator:			
Net income	$141.9	$134.4	$133.2
Denominator for basic earnings per share:			
Weighted average shares	66.8	65.9	65.6
Effect of dilutive securities:			
Employee stock options	1.0	0.6	0.7
Denominator for diluted earnings per share:			
Adjusted weighted average shares and assumed conversions	67.8	66.5	66.3
Basic earnings per share	$ 2.12	$ 2.04	$ 2.03
Diluted earnings per share	$ 2.09	$ 2.02	$ 2.01

The number of antidilutive stock options excluded from the calculation above were 1.0 million, 2.0 million, and 1.1 million for 2004, 2003, and 2002, respectively.

21. Segment reporting

For the purposes of segment reporting, we discuss our business in four segments. There is a segment for each of our three businesses, which are Regional Banking, Wealth Advisory Services, and Corporate Client Services. For more information about these businesses, please refer to the "Nature of business" section of Note 1, "Significant accounting policies," which begins on page 60 of this report.

The fourth segment, Affiliate Money Managers, represents the combined contributions of Cramer Rosenthal McGlynn (CRM) and Roxbury Capital Management (RCM). The contributions from CRM and RCM, which also appear in our Consolidated Statements of Income, are based on our ownership interests in each firm. We do not consolidate their results in our financial statements. For more information about these two firms and our ownership interests in them, please refer to Note 3, "Affiliates and acquisitions," on page 65 of this report.

The segment reporting methodology employs activity-based costing principles to assign corporate overhead expenses to each segment. Funds transfer pricing concepts are used to credit and charge segments for funds provided and funds used.

Our accounting policies for each segment are the same as those described in Note 1, "Significant accounting policies," which begins on page 60 of this report. We base our evaluation of each segment's performance on profit or loss from operations before income taxes, and without including nonrecurring gains or losses. We generally record intersegment sales and transfers as if the sales or transfers were to third parties (e.g., at current market prices). We report profit or loss from infrequent events, such as the sale of a business, separately for each segment.

We consolidate the results of Wilmington Trust Investment Management (formerly known as Balentine & Company, LLC), which we acquired in January 2002, and GTBA, which we acquired in October 2004, in the Wealth Advisory Services segment. We consolidate the results of SPV Management Limited, which we acquired in April 2002, in the Corporate Client Services segment.

(IN MILLIONS)	REGIONAL BANKING	WEALTH ADVISORY SERVICES	CORPORATE CLIENT SERVICES	AFFILIATE MONEY MANAGERS	TOTALS
For the year ended December 31, 2004					
Net interest income	$ 267.3	$ 22.8	$ 10.1	$ (5.8)	$ 294.4
Provision for loan losses	(15.5)	(0.1)	–	–	(15.6)
Net interest income after provision	251.8	22.7	10.1	(5.8)	278.8
Advisory fees:					
Wealth Advisory Services	1.9	144.5	9.2	–	155.6
Corporate Client Services	0.9	–	70.7	–	71.6
Affiliate managers	–	–	–	12.5	12.5
Advisory fees	2.8	144.5	79.9	12.5	239.7
Amortization of other intangibles	–	(1.3)	(0.6)	(0.6)	(2.5)
Advisory fees after amortization of other intangibles	2.8	143.2	79.3	11.9	237.2
Other noninterest income	47.2	1.3	1.5	–	50.0
Securities gains/(losses)	(0.5)	–	–	–	(0.5)
Net interest and noninterest income	301.3	167.2	90.9	6.1	565.5
Noninterest expense	(141.5)	(135.7)	(66.8)	–	(344.0)
Segment profit before income taxes	159.8	31.5	24.1	6.1	221.5
Applicable income taxes and minority interest	55.7	11.9	9.1	2.9	79.6
Segment net income	$ 104.1	$ 19.6	$ 15.0	$ 3.2	$ 141.9
Depreciation and amortization	$ 20.8	$ 8.4	$ 5.8	$ 0.6	$ 35.6
Investment in equity method investees	$ –	$ –	$ –	$255.4	$ 255.4
Segment average assets	$7,474.9	$1,200.8	$197.9	$250.4	$9,124.0

(IN MILLIONS)	REGIONAL BANKING	WEALTH ADVISORY SERVICES	CORPORATE CLIENT SERVICES	AFFILIATE MONEY MANAGERS	TOTALS
For the year ended December 31, 2003					
Net interest income	$ 247.2	$ 24.9	$ 11.0	$ (6.0)	$ 277.1
Provision for loan losses	(20.7)	(0.9)	–	–	(21.6)
Net interest income after provision	226.5	24.0	11.0	(6.0)	255.5
Advisory fees:					
Wealth Advisory Services	2.4	128.3	9.7	–	140.4
Corporate Client Services	1.3	–	66.0	–	67.3
Affiliate managers	–	–	–	3.0	3.0
Advisory fees	3.7	128.3	75.7	3.0	210.7
Amortization of other intangibles	–	(0.5)	(0.5)	(0.7)	(1.7)
Advisory fees after amortization of other intangibles	3.7	127.8	75.2	2.3	209.0
Other noninterest income	51.3	1.9	1.3	–	54.5
Securities gains/(losses)	0.5	0.2	–	–	0.7
Net interest and noninterest income	282.0	153.9	87.5	(3.7)	519.7
Noninterest expense	(138.2)	(116.4)	(57.4)	–	(312.0)
Segment profit before income taxes	143.8	37.5	30.1	(3.7)	207.7
Applicable income taxes and minority interest	49.8	14.0	10.6	(1.1)	73.3
Segment net income	$ 94.0	$ 23.5	$ 19.5	$ (2.6)	$ 134.4
Depreciation and amortization	$ 22.3	$ 7.7	$ 5.6	$ 0.7	$ 36.3
Investment in equity method investees	$ –	$ –	$ –	$242.7	$ 242.7
Segment average assets	$6,984.8	$1,087.0	$215.1	$242.6	$8,529.5
For the year ended December 31, 2002					
Net interest income	$ 246.6	$ 24.7	$ 10.8	$ (5.6)	$ 276.5
Provision for loan losses	(21.1)	(0.9)	–	–	(22.0)
Net interest income after provision	225.5	23.8	10.8	(5.6)	254.5
Advisory fees:					
Wealth Advisory Services	3.1	114.0	9.8	–	126.9
Corporate Client Services	1.8	–	62.5	–	64.3
Affiliate managers	–	–	–	16.3	16.3
Advisory fees	4.9	114.0	72.3	16.3	207.5
Amortization of other intangibles	–	(0.6)	(0.4)	(0.3)	(1.3)
Advisory fees after amortization of other intangibles	4.9	113.4	71.9	16.0	206.2
Other noninterest income	50.7	1.9	1.4	–	54.0
Securities gains/(losses)	2.0	–	–	–	2.0
Net interest and noninterest income	283.1	139.1	84.1	10.4	516.7
Noninterest expense	(150.4)	(104.5)	(53.8)	(1.2)	(309.9)
Segment profit before income taxes	132.7	34.6	30.3	9.2	206.8
Applicable income taxes and minority interest	46.4	12.3	10.5	4.4	73.6
Segment net income	$ 86.3	$ 22.3	$ 19.8	$ 4.8	$ 133.2
Depreciation and amortization	$ 25.3	$ 7.7	$ 5.6	$ 0.3	$ 38.9
Investment in equity method investees	$ –	$ –	$ –	$242.1	$ 242.1
Segment average assets	$6,256.4	$ 998.0	$172.8	$233.8	$7,661.0

22. Wilmington Trust Corporation (Corporation only)

Condensed financial information is presented in the following tables. Investments in wholly owned subsidiaries are carried on the equity method of accounting.

Statements of Condition

FOR THE YEAR ENDED DECEMBER 31 (IN MILLIONS)	2004	2003
Assets:		
Cash and due from banks	$ 16.8	$ 11.8
Investment in subsidiaries	1,055.6	896.0
Investment securities available for sale	109.9	173.2
Advance to subsidiaries	92.9	96.8
Income taxes receivable	3.2	2.3
Other assets	3.9	3.6
Total assets	$1,282.3	$1,183.7
Liabilities and stockholders' equity:		
Liabilities	$ 3.9	$ 3.3
Line of credit	–	8.0
Long-term debt	373.1	371.6
Stockholders' equity	905.3	800.8
Total liabilities and stockholders' equity	$1,282.3	$1,183.7

Statements of Income

FOR THE YEAR ENDED DECEMBER 31 (IN MILLIONS)	2004	2003	2002
Income:			
Dividend from subsidiaries	$ 88.5	$ 78.6	$ 84.7
Interest on advance to subsidiaries	2.7	2.6	2.9
Interest	4.9	4.8	0.1
Total income	96.1	86.0	87.7
Expense:			
Interest on other borrowings	–	0.3	0.6
Interest on long-term debt	11.4	11.2	8.3
Salaries and employment benefits	–	–	0.1
Other noninterest expense	1.6	1.8	1.6
Total expense	13.0	13.3	10.6
Income before income tax benefit and equity in undistributed income of subsidiaries	83.1	72.7	77.1
Applicable income tax benefit	(1.9)	(2.0)	(2.7)
Equity in undistributed income of subsidiaries	56.9	59.7	53.4
Net income	$141.9	$134.4	$133.2

Statements of Cash Flows

Operating Activities

FOR THE YEAR ENDED DECEMBER 31 (IN MILLIONS)	2004	2003	2002
Net income	$141.9	$134.4	$133.2
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed income of subsidiaries	(56.9)	(59.7)	(53.4)
Compensation expense – nonemployee stock options	–	–	0.1
Amortization of investment securities available for sale premiums	0.7	0.6	–
Income tax benefit realized on employee exercise of stock options	1.2	0.8	1.4
Decrease/(increase) in other assets	(1.2)	(5.0)	(1.1)
Increase/(decrease) in other liabilities	0.7	1.2	(0.2)
Net cash provided by operating activities	$ 86.4	$ 82.5	$ 80.0

Investing Activities

FOR THE YEAR ENDED DECEMBER 31 (IN MILLIONS)	2004	2003	2002
Proceeds from sales of investment securities available for sale	$ –	$ 68.5	$ 69.0
Proceeds from maturities of investment securities available for sale	83.2	20.6	–
Purchases of investment securities available for sale	(21.1)	(257.7)	(59.9)
Capital contribution to subsidiaries	(7.4)	(62.7)	(5.3)
Advance to subsidiary	(10.9)	(6.8)	(20.7)
Repayment of advance to subsidiary	14.8	6.9	11.9
Formation of subsidiary	–	–	(5.2)
Purchase of subsidiaries	(52.8)	–	–
Net cash provided by/(used for) investing activities	$ 5.8	$(231.2)	$(10.2)

Financing Activities

FOR THE YEAR ENDED DECEMBER 31 (IN MILLIONS)	2004	2003	2002
Cash dividends	$(75.0)	$ (70.2)	$(66.0)
Net (decrease)/increase in line of credit	(8.0)	(26.0)	0.5
Proceeds from issuance of long-term debt	–	246.6	–
Proceeds from common stock issued under employment benefit plans	15.7	10.5	11.1
Payments for common stock acquired through buybacks	(19.9)	(1.1)	(18.7)
Net cash (used for)/provided by financing activities	(87.2)	159.8	(73.1)
Increase/(decrease) in cash and cash equivalents	5.0	11.1	(3.3)
Cash and cash equivalents at beginning of year	11.8	0.7	4.0
Cash and cash equivalents at end of year	$ 16.8	$ 11.8	$ 0.7

Management's Discussion of Financial Responsibility

TO OUR SHAREHOLDERS:

The actions of Wilmington Trust management and staff members are governed by our Code of Conduct and Ethics. This Code reinforces our commitment to conduct business with integrity, and within both the letter and the spirit of the law.

We believe that only the highest standard of business and ethical conduct is appropriate, and we take responsibility for the quality and accuracy of our financial reporting. We do this by:

MAINTAINING A STRONG INTERNAL CONTROL ENVIRONMENT. Our system of internal control includes written policies and procedures, segregation of duties, and care in the selection, management, and development of our staff members. It is designed to provide reasonable assurance that transactions are executed as authorized; that transactions are recorded accurately; that assets are safeguarded; and that accounting records are sufficiently reliable to permit the preparation of financial statements that conform in all material respects with accounting principles generally accepted in the United States (GAAP).

Our disclosure controls and procedures are designed to ensure that information required to be disclosed in reports under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the specified time periods. We monitor our system of internal control through self-assessments and an ongoing program of internal audits. We revise the system when warranted by changes in circumstances or requirements.

ENGAGING STRONG AND EFFECTIVE CORPORATE GOVERNANCE. We have maintained governance policies and practices for many years. We have an active, capable, and diligent Board of Directors, and we welcome the Board's oversight. All of our directors, except the two management representatives, meet the required standards for independence.

We review our critical accounting policies, financial reporting, and internal control matters with our Audit Committee, which is composed exclusively of independent directors who possess the financial knowledge and experience to provide appropriate oversight. The Audit Committee is responsible for appointing an independent registered public accounting firm to audit our financial statements in accordance with GAAP principles, and to assess independently the fair presentation of our financial position, results of operations, and cash flows. Our Audit Committee members communicate directly with our internal auditor and our independent registered public accounting firm. That firm's report is included in this report.

PRESENTING FINANCIAL RESULTS THAT ARE COMPLETE, TRANSPARENT, AND UNDERSTANDABLE. As management, we are responsible for the financial statements and financial information that is included in this report. This includes making sure that our financial statements are prepared in accordance with GAAP principles. Where necessary, amounts recorded reflect our best judgment.

We have provided certifications regarding the quality of our public disclosures in all periodic reports filed with the Securities and Exchange Commission, when such certifications are required, as well as the annual certification of the chief executive officer required to be submitted last year by Section 303A.12 of the New York Stock Exchange's *Listed Company Manual.*

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING. We are responsible for establishing and maintaining adequate internal control over our financial reporting. To assess the effectiveness of that control, we use criteria established in *Internal Control – Integrated Framework* issued by the Committee on Sponsoring Organizations of the Treadway Commission.

As of December 31, 2004, we concluded that our internal control over financial reporting is effective. Our assessment did not include Grant Tani Barash & Altman, LLC (GTBA), the firm we acquired in October 2004. GTBA had assets of $20.9 million and total revenues of $1.8 million included in our Consolidated Financial Statements as of and for the year ended December 31, 2004.

KPMG LLP, the independent registered public accounting firm that audited the financial statements included in our annual report on Form 10-K for 2004, has issued an attestation report on our assessment of our internal control over financial reporting, which appears on page 88 of this report.



Ted T. Cecala
Chairman and Chief Executive Officer



Robert V.A. Harra Jr.
President and Chief Operating Officer



David R. Gibson
Chief Financial Officer and Executive Vice President, Finance

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Wilmington Trust Corporation:

We have audited the accompanying consolidated statements of condition of Wilmington Trust Corporation and subsidiaries (the Corporation) as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wilmington Trust Corporation and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2005 expressed an unqualified opinion on management's assessment of, and the effective operations of, internal controls over financial reporting. Our report dated March 7, 2005, on management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2004, refers to the exclusion of Grant Tani Barash & Altman from management's assessment and from our audit of the internal control over financial reporting.

KPMG LLP

Philadelphia, Pennsylvania
March 7, 2005

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Wilmington Trust Corporation:

We have audited management's assessment, included in the accompanying *Management's Report on Internal Control Over Financial Reporting* that Wilmington Trust Corporation and subsidiaries (the Corporation) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Corporation maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of Treadway Commission. Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of Treadway Commission.

Management's assessment did not include Grant Tani Barash & Altman (GTBA), the firm the Corporation acquired on October 1, 2004. GTBA has assets of $20.9 million and revenues of $1.8 million included in the consolidated financial statements of the Corporation as of and for the year ended December 31, 2004. Our audit of internal control over financial reporting of the Corporation also excluded an evaluation of the internal control over financial reporting of GTBA.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of the Corporation as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 7, 2005, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Philadelphia, Pennsylvania
March 7, 2005

Board of Directors

CAROLYN S. BURGER (1*, 2, 3)
Former President and Chief Executive Officer, Bell Atlantic – Delaware, Inc; Former Principal, CB Associates, Inc.; Director, PJM Interconnection, L.L.C.

TED T. CECALA
Chairman of the Board and Chief Executive Officer, Wilmington Trust Corporation; Member, Board of Managers, Cramer Rosenthal McGlynn, LLC, Roxbury Capital Management, LLC, and Balentine Delaware Holding Company, LLC

RICHARD R. COLLINS (1)
Retired, Chief Executive Officer, and Chief Operating Officer, American Life Insurance Company

CHARLES S. CROMPTON JR., ESQUIRE (1)
Of Counsel, Law Firm of Potter, Anderson and Corroon, LLP

R. KEITH ELLIOTT (1, 3)
Retired Director, Chairman, and CEO, Hercules Incorporated; Lead Director, Checkpoint Systems, Inc.; Director, Institute for Defense Analyses and Windsor Tech, Inc.

ROBERT V.A. HARRA JR.
President and Chief Operating Officer, Wilmington Trust Corporation

GAILEN KRUG
Chief Investment Officer and Vice President, Waycrosse, Inc.

REX L. MEARS (1)
President, Ray S. Mears and Sons, Inc.

HUGH E. MILLER (2, 3*)
Retired Vice Chairman, ICI Americas Incorporated; Chairman of the Board, MGI PHARMA, Inc.

STACEY J. MOBLEY (2, 3)
Senior Vice President, General Counsel, and Chief Administrative Officer, E.I. du Pont de Nemours and Company

DR. DAVID P. ROSELLE (2*, 3)
President, University of Delaware

H. RODNEY SHARP III (2)
Retired Manager, E.I. du Pont de Nemours and Company; Director, E.I. du Pont de Nemours and Company

THOMAS P. SWEENEY, ESQUIRE
Attorney, Member, Law Firm of Richards, Layton and Finger, P.A.

ROBERT W. TUNNELL JR.
Managing Partner, Tunnell Companies, L.P.

WALTER D. MERTZ
(Associate Director of Wilmington Trust Company)
Retired Senior Vice President, Wilmington Trust Company

Standing Committees of the Board
1. Audit Committee
2. Compensation Committee
3. Nominating and Corporate Governance Committee
** Denotes committee chair*

Wilmington Trust Principal Officers

TED T. CECALA
Chairman and Chief Executive Officer

ROBERT V.A. HARRA JR.
President and Chief Operating Officer

WILLIAM J. FARRELL II
Executive Vice President, Corporate Client Services

DAVID R. GIBSON
Chief Financial Officer and Executive Vice President, Finance

RODNEY P. WOOD
Executive Vice President, Wealth Advisory Services

MICHAEL A. DIGREGORIO
Senior Vice President, Secretary, and Chief Counsel

GERALD F. SOPP
Vice President and Controller

RONALD K. PENDLETON
Auditor

REGIONAL PRESIDENTS

JEFFREY P. ADAMS
Georgia

ALAN K. BONDE
Western United States

MARK A. GRAHAM
Pennsylvania

PETER E. "TONY" GUERNSEY JR.
Northeastern United States

MARTIN McDERMOTT
CEO and Managing Director, SPV Management Limited

KEMP C. STICKNEY
Florida

Principal Operating Subsidiaries

Wilmington Trust Company

Wilmington Trust FSB

Wilmington Trust of Pennsylvania

Rodney Square Management Corporation

Wilmington Brokerage Services Company

Wilmington Trust SP Services, Inc.

Wilmington Trust SP Services (Nevada), Inc.

Wilmington Trust Investment Management, LLC

Grant Tani Barash & Altman, LLC

SPV Management Limited

Wilmington Trust (Cayman), Ltd.

Wilmington Trust (Channel Islands), Ltd.

Stockholder Information

COMMON STOCK INFORMATION

Stock trading symbol: WL

Stock exchange listing: New York Stock Exchange (NYSE)

Our common stock has been traded on the NYSE since January 12, 1999. Before then, our common stock was traded on the NASDAQ Stock Market® under the symbol WILM.

For the year ended December 31, 2004, the number of diluted shares of common stock outstanding averaged 67,755,180. At December 31, 2004, there were approximately 8,499 shareholders of record.

DIVIDEND POLICY

We generally declare dividends in the first month of each quarter to stockholders of record as of the first business day in February, May, August, and November. Dividend payment dates usually occur 10 business days after the record date.

We have paid cash dividends on our common stock since 1908; paid quarterly dividends every year since 1916; and increased the cash dividend every year since 1982. According to Mergent, Inc.'s *2004 Dividend Achievers*, only 150 of the more than 11,400 dividend-paying companies that trade on U.S. exchanges have raised their dividends for 20 or more consecutive years.

STOCK PERFORMANCE AND DIVIDENDS PAID

The following table summarizes the price ranges of our common stock, quarterly dividends, and dividend payout ratio.

	2004			2003			2002		
QUARTER	HIGH	LOW	DIVIDEND	HIGH	LOW	DIVIDEND	HIGH	LOW	DIVIDEND
First	$38.80	$35.42	$0.270	$33.61	$26.00	$0.255	$34.63	$30.85	$0.240
Second	$38.26	$34.21	$0.285	$30.55	$26.50	$ 0.27	$34.53	$29.75	$0.255
Third	$37.54	$34.31	$0.285	$32.78	$29.03	$ 0.27	$32.17	$25.05	$0.255
Fourth	$35.69	$33.64	$0.285	$36.47	$30.80	$ 0.27	$33.09	$25.20	$0.255
Total	$38.80	$33.64	$1.125	$36.47	$26.00	$1.065	$34.63	$25.05	$1.005
Payout ratio	–	–	52.8%	–	–	52.2%	–	–	49.5%

ANNUAL MEETING

Our annual meeting of stockholders will be held on Thursday, April 21, 2005, at 10:00 a.m. (Eastern) at the Wilmington Trust Plaza, 301 West 11th Street (between Washington and West Streets), in downtown Wilmington, Delaware.

INQUIRIES REGARDING YOUR STOCK HOLDINGS

Registered shareholders (shares held by you in your name) should direct communications concerning stockholder records, statements, dividend payments, stock transfers, address changes, lost certificates, duplicate mailings, direct deposit of cash dividend payments, and other administrative services to our stock transfer agent, dividend reinvestment and disbursing agent, and registrar of stock:

Wells Fargo Bank, N.A.
Telephone: 800.999.9867

Mailing Address:
P.O. Box 64854
St. Paul, MN 55164

Street Address:
161 North Concord Exchange
South St. Paul, MN 55075

Beneficial shareholders (shares held by your broker in the name of the brokerage house) should direct communications on all administrative matters to your stockbroker.

DIVIDEND REINVESTMENT AND VOLUNTARY STOCK PURCHASE PLAN

Stockholders may purchase additional shares of our common stock by having their regular quarterly cash dividends automatically reinvested and/or by making voluntary cash payments. We pay all commissions and fees connected with the purchase and safekeeping of shares acquired under this plan. For details of the plan, please contact the stock transfer agent.

We do not offer a direct stock purchase plan.

FINANCIAL AND OTHER INFORMATION

The annual report on Form 10-K filed with the Securities and Exchange Commission (SEC), quarterly earnings releases and reports filed with the SEC, corporate news, and other company information are available at wilmingtontrust.com, or by contacting Investor Relations at 302.651.8107 or IR@wilmingtontrust.com.

HOW TO CONTACT US

If you have questions about Wilmington Trust's financial performance, please contact:

Ellen J. Roberts, Vice President, Investor Relations
302.651.8069

Members of the news media should direct inquiries to:

J. William Benintende, Vice President, Public Relations
302.651.8268

To comment on Wilmington Trust's accounting, internal accounting controls, auditing matters, or other concerns to the Board of Directors or the Audit Committee, or to report ethical violations or other incidents of misconduct to an independent third party, contact Ethicspoint® at 866.ETHICSP (866.384.4277) or ethicspoint.com.

CORPORATE HEADQUARTERS

Wilmington Trust Corporation
Rodney Square North
1100 North Market Street
Wilmington, DE 19890-0001
888.456.9361

WILMINGTON TRUST WEB SITE

www.wilmingtontrust.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
1601 Market Street
Philadelphia, PA 19103
267.256.7000

Design by Addison www.addison.com

WILMINGTON TRUST CORPORATION

CORPORATE HEADQUARTERS
Rodney Square North
1100 North Market Street
Wilmington, DE 19890-0001
888.456.9361
www.wilmingtontrust.com

CALIFORNIA
COSTA MESA
714.384.4150

LOS ANGELES
310.300.3050

DELAWARE
44 offices
throughout the state
877.836.9206

FLORIDA
NORTH PALM BEACH
561.630.1477

PALM BEACH
561.514.6730

STUART
772.286.3686

VERO BEACH
772.234.1700

GEORGIA
ATLANTA
404.760.2100

MARYLAND
BALTIMORE
410.468.4325

BEL AIR
443.512.8819

NEVADA
LAS VEGAS
702.866.2200

NEW YORK
MANHATTAN
212.751.9500

PENNSYLVANIA
DOYLESTOWN
267.880.7000

PHILADELPHIA
215.419.6570

VILLANOVA
610.520.1430

WEST CHESTER
610.430.2202

LONDON
+44.20.7614.1111

DUBLIN
+353.1.612.5555

CHANNEL ISLANDS
+44.15.3449.5555

CAYMAN ISLANDS
345.946.4091